    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 27, 1996

                                                   REGISTRATION NO. 333-
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                              ------------------

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     4813                    54-1708481
                               (PRIMARY STANDARD          (I.R.S. EMPLOYER
     (STATE OR OTHER              INDUSTRIAL             IDENTIFICATION NO.)
     JURISDICTION OF          CLASSIFICATION CODE
    INCORPORATION OR                NUMBER)
      ORGANIZATION)

                             8180 GREENSBORO DRIVE
                                  SUITE 1100
                            MCLEAN, VIRGINIA 22102
                                (703) 848-4625
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              ------------------

                                 K. PAUL SINGH
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                             8180 GREENSBORO DRIVE
                                  SUITE 1100
                            MCLEAN, VIRGINIA 22102
                                (703) 848-4625
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                              ------------------

                                  COPIES TO:
        JAMES D. EPSTEIN, ESQ.                DAVID J. BEVERIDGE, ESQ.
      PEPPER, HAMILTON & SCHEETZ                 SHEARMAN & STERLING
         3000 TWO LOGAN SQUARE                  599 LEXINGTON AVENUE
      PHILADELPHIA, PA 19103-2799                NEW YORK, NY 10022
            (215) 981-4000                         (212) 848-4000

                              ------------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

                              ------------------
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                                         PROPOSED
                                                          MAXIMUM
                                                         AGGREGATE   AMOUNT OF
                TITLE OF EACH CLASS OF                   OFFERING   REGISTRATION
              SECURITIES TO BE REGISTERED                PRICE(1)       FEE
- --------------------------------------------------------------------------------
Common Stock, $.01 par value..........................  $86,250,000   $29,742

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) Estimated solely for purposes of determining the registration fee in accordance with Rule 457(o).

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  Subject to Completion, dated August 27, 1996

PROSPECTUS

                                       SHARES

                [LOGO FOR PRIMUS TELECOMMUNICATIONS GROUP APPEARS HERE]

                 PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

                                  COMMON STOCK

                                 -------------

  All of the shares of Common Stock offered hereby are being sold by Primus Telecommunications Group, Incorporated ("Primus" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price for
the Common Stock will be between $    and $    per share. See "Underwriting"
for a discussion of the factors considered in determining the initial public offering price. Application will be made to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "PRTL."

                                 -------------

    THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 9.

                                 -------------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR   ANY  STATE  SECURITIES  COMMISSION   NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                       Underwriting
                                             Price to Discounts and  Proceeds to
                                              Public  Commissions(1) Company(2)
- --------------------------------------------------------------------------------
Per Share..................................    $           $             $
- --------------------------------------------------------------------------------
Total(3)...................................    $           $            $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $    payable by the Company.
(3) The Company has granted the Underwriters a 30-day option to purchase up to additional shares of Common Stock on the same terms and conditions set forth herein, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $   , $    and $   ,
    respectively. See "Underwriting."

                                 -------------

  The shares of Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of certificates representing the shares of Common Stock will be made at the offices of Lehman
Brothers Inc., New York, New York on or about    , 1996.

                                 -------------

LEHMAN BROTHERS                                     DONALDSON, LUFKIN & JENRETTE
                                                       SECURITIES CORPORATION

            , 1996.

[MAP OF WORLD SHOWING PRIMUS' NETWORK, INCLUDING SWITCH LOCATIONS (OPERATIONAL,
    UNDER CONSTRUCTION AND PLANNED) AND FIBER LINKS BETWEEN SWITCH LOCATIONS
                            (EXISTING AND PLANNED)]

  All references herein to "U.S. dollars," "dollars" or "US$" are to United States dollars. All references to "A$" are to Australian dollars, the official currency of Australia. All references to "(Pounds)" are to British pounds, the official currency of the United Kingdom. All references to "Pesos" are to Mexican pesos, the official currency of Mexico. The exchange rate of
Australian dollars was A$   to US$ 1.00 at       , 1996, based on the noon
buying rate as reported by    for       , 1996. The exchange rate of British
pounds was (Pounds)    to US$ 1.00 at       , 1996, based on the noon buying
rate as reported by    for      , 1996. The exchange rate of Mexican Pesos was
P$    to US$ 1.00 at      , 1996, based on the noon buying rate as reported by
   for      , 1996.

  The Consolidated Financial Statements of the Company are presented in accordance with United States generally accepted accounting principles, and amounts originally measured in foreign currencies for all periods presented have been translated into U.S. dollars in accordance with the methodology set forth in Note 2 to the Consolidated Financial Statements of the Company.

                            ADDITIONAL INFORMATION

  The Company is not currently subject to the information requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). As a result of the Offering, the Company will be required to file reports and other information with the Securities and Exchange Commission (the "Commission") pursuant to the informational requirements of the Exchange Act.

  The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus, which is part of the Registration Statement, omits certain information, exhibits, schedules and undertakings set forth in the Registration Statement. For further information pertaining to the Company and the securities offered hereby, reference is made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents or provisions of any documents referred to herein are not necessarily complete, and in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. The Company will issue annual and quarterly reports. Annual reports will include audited financial statements prepared in accordance with accounting principles generally accepted in the United States and a report of its independent auditors with respect to the examination of such financial statements. In addition, the Company will issue to its securityholders such other unaudited quarterly or other interim reports as it deems appropriate.

  The Registration Statement may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the Registration Statement may be obtained from the Commission at prescribed rates from the Public Reference Section of the Commission at such address, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, registration statements and certain other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                    SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. As used in this Prospectus, except where the context otherwise requires, the terms "Primus" and the "Company" refer to Primus Telecommunications Group, Incorporated and all of its subsidiaries. The offering of the shares of Common Stock, par value $.01 per share, of the Company (the "Common Stock") pursuant to this Prospectus is referred to as the "Offering." Investors should carefully consider the information set forth under the heading "Risk Factors." Unless otherwise noted, all information in this Prospectus assumes that the Underwriters' over-allotment option has not been exercised and has been adjusted to give effect to a -for- stock split (the "Stock Split") and the conversion of all outstanding shares of Series A Convertible Preferred Stock of the Company into shares of Common Stock (the "Preferred Stock Conversion"). This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus, including the matters set forth under the caption "Risk Factors" that could cause actual results to differ materially from those indicated by such forward-looking statements.

                                  THE COMPANY

  Primus is a multinational telecommunications company that focuses on the provision of international and domestic long distance services. The Company seeks to capitalize on the increasing business and consumer demand for international telecommunications services generated by the globalization of world economies and the worldwide trend toward deregulation of the telecommunications sector. The Company has targeted North America, Asia-Pacific and Europe as its primary service regions (the "Targeted Regions"). The Company currently provides services in the United States, Australia and the United Kingdom (the "Operating Hubs"), which are the most deregulated countries within the Targeted Regions and which serve as regional hubs for expansion into additional markets within the Targeted Regions. As part of the execution of this strategy, the Company has commenced operations in Canada and Mexico. The Company expects to expand into additional markets as deregulation occurs and the Company is permitted to offer a full range of switched public telephone services.

  For the year ended December 31, 1995 and the six months ended June 30, 1996, the Company had pro forma net revenue of approximately $126 million and $92 million, respectively, after giving effect to the Company's March 1996 acquisition of Axicorp Pty., Ltd. ("Axicorp"), the fourth largest telecommunications provider in Australia. For the three months ended June 30, 1996, the Company had net revenue of approximately $48 million. As of July 31, 1996, the Company had 221 full-time employees and approximately 24,000 customers.

  The Company targets, on a retail basis, small- and medium-sized businesses with significant international long distance traffic and ethnic residential consumers and, on a wholesale basis, other telecommunications carriers and resellers with international traffic. The Company provides a broad array of competitively priced telecommunications services, including international long distance to over 200 countries, domestic long distance, and international and domestic private networks, as well as local switched and cellular services in Australia, prepaid and calling cards in the United States and the United Kingdom and toll-free services in the United States. The Company markets its services through a variety of sales channels, including direct sales, independent agents, direct marketing and associations.

  The Company is implementing its international telecommunications network (the "Network") to reduce and control costs, improve service reliability and increase flexibility to introduce new products and services. The Network currently consists of an international gateway switch in Washington, D.C., points-of-presence in New York and London, and leased transmission capacity connecting to the networks of other international and domestic carriers. The Company also has correspondent agreements with the government-owned Postal, Telephone and Telegraph Companies ("PTTs") in India, Iran and Honduras. The Company has installed three additional international gateway switches in Melbourne, Sydney and Toronto, has acquired two international gateway switches for installation in New York and Los Angeles and three other switches for installation in Adelaide, Brisbane and Perth, all eight of which are expected to be operational by the end of the first quarter of 1997. The Company expects to acquire an additional switch for installation in London and additional switches and points-of-presence for installation in other major metropolitan areas of the Targeted Regions. The Company expects to connect its gateway switches between Sydney and Los Angeles with a trans-Pacific fiber-optic cable link by the end of the first quarter of 1997. The Company also intends to purchase additional switches and ownership in international fiber-optic cables, install international gateway satellite earth station facilities, lease additional transmission capacity and, where necessary, obtain additional correspondent agreements.

  The Company's objective is to become a leading provider of international and domestic long distance voice, data and value-added services to its target customers. The Company's strategy to achieve this objective is to focus on providing a full range of competitively priced, high-quality services in the Targeted Regions. Key elements in the Company's strategy include:

  . Focus on Customers with Significant International Long Distance Usage. The Company's primary focus is providing telecommunications services to small- and medium-sized businesses with significant international long distance traffic and to ethnic residential consumers and, on a wholesale basis, to other telecommunications carriers and resellers with international traffic. The Company believes that the international long distance market offers an attractive business opportunity given its size and, as compared to the domestic long distance market, its higher revenue per minute, gross margin and expected growth rate. Although the Company expects to obtain a significant percentage of its revenues from offering international long distance services, the Company currently generates, and expects to continue to generate over the near term, a greater percentage of net revenue from domestic long distance services in an effort to build network traffic more quickly.

  . Pursue Early Entry into Selected Deregulating Markets. Primus seeks to be an early entrant into selected overseas deregulating telecommunications markets where it believes there is significant demand for international long distance services, substantial growth and profit potential, and the opportunity to establish a customer base and achieve name recognition. The Company intends to use each Operating Hub as a base to expand into deregulating markets within the Targeted Regions and will focus its expansion efforts on major metropolitan areas with a high concentration of target customers with international traffic. The Company believes that management's international telecommunications experience will assist it in successfully identifying and launching operations in deregulating markets.

  . Implement Intelligent International Network. The Company expects that the strategic development of the Network will lead to reduced transmission and other operating costs as a percentage of net revenue, reduced reliance on other carriers and more efficient network utilization. The Network will consist of (i) a global backbone network connecting intelligent gateway switches in the Targeted Regions, (ii) a domestic long distance network presence in each of the Operating Hubs and certain additional countries within the Targeted Regions and (iii) a combination of leased facilities, resale arrangements and correspondent agreements.

  . Deliver Quality Services at Competitive Prices. The Company delivers high-quality services at competitive prices and provides a high level of customer service. The Company intends to maintain a low-cost structure in order to offer its customers international and domestic long distance services priced below that of its major competitors. In addition, the Company intends to maintain strong customer relationships through the use of trained and experienced service representatives and the provision of customized billing services.

  . Provide a Comprehensive Package of Services. The Company seeks to provide a comprehensive package of services to create "one-stop shopping" for its targeted customers' telecommunications needs, particularly for small- and medium-sized businesses and ethnic residential consumers that prefer a full service telecommunications provider. The Company believes this approach strengthens its marketing efforts and increases customer retention.

  The Company acquired Axicorp, the fourth largest telecommunications provider in Australia, in March 1996. Axicorp provides the Company early entry into the deregulating Australian telecommunications market and will serve as the Company's gateway to the Asia-Pacific region. Prior to the acquisition, Axicorp was a switchless reseller of long distance, local switched and cellular services. Since the acquisition, the Company has acquired five switches for use in Australia, which are expected to be operational by the end of the first quarter of 1997, and has focused on increasing the number of higher-margin, higher-volume business customers with significant international long distance traffic. As part of its increasing focus on business customers, the Company is increasing Axicorp's direct sales force and reducing its reliance on marketing through associations. The Company believes that the ongoing transformation of Axicorp's strategy and operations to those of a facilities-based carrier focused on the provision of international and domestic long distance services is an example of the execution of the Company's business model. For the twelve months ended March 31, 1996, Axicorp generated net revenue of approximately $144 million. See "Business--Axicorp."

  Primus was co-founded in 1994 by K. Paul Singh, its Chairman and Chief Executive Officer, who formerly served as Vice President of Marketing for MCI. Mr. Singh previously founded two other telecommunications companies, Overseas Telecommunications, Inc. ("OTI") and the Cygnus Satellite Corporation ("Cygnus"), both of which focused on international telecommunications. OTI and Cygnus were acquired by MCI and PanAmSat, respectively. The executive officers of the Company and several of the other members of its management team have substantial experience in the telecommunications and other related industries, and have served in management positions with companies such as MCI, OTI, IBM and M/A Com (now known as Hughes Network Systems, Inc.). See "Management-- Executive Officers, Directors and Key Employees."

  On July 31, 1996, the Soros/Chatterjee Group (as defined in "Certain Transactions") purchased an equity interest in the Company for an aggregate purchase price of approximately $16.0 million (the "Private Equity Sale") and, after giving effect to the Offering, will collectively beneficially own % of the Common Stock. Additionally, on January 12, 1996, Teleglobe USA, Inc. ("Teleglobe"), invested approximately $1.46 million in the Company and, after giving effect to the Offering, will beneficially own % of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Transactions."

  The Company was incorporated in February 1994. The executive offices of the Company are located at 8180 Greensboro Drive, Suite 1100, McLean, Virginia 22102 and its telephone number is (703) 848-4625.

                                  THE OFFERING

Common Stock Offered by the
 Company.....................     shares
Common Stock Outstanding af-
 ter the Offering............     shares (1)
Use of Proceeds.............. Up to $50 million of the net proceeds will be used to expand the Network, including purchasing
                              transmission equipment facilities and support
                              systems, international fiber capacity and
                              satellite earth station facilities for new and
                              existing routes. The remaining net proceeds will
                              be used to fund operating losses and for working
                              capital and other general corporate purposes.
                              The net proceeds also may be used for
                              investments in potential joint ventures,
                              strategic alliances or acquisitions, although
                              the Company is not currently party to any
                              agreement or understanding relating to any such
                              transaction. See "Use of Proceeds."
Proposed Nasdaq National
 Market System Symbol........ PRTL

- --------
(1)  Excludes    shares of Common Stock which may be issued upon exercise of outstanding options granted pursuant to the Company's employee stock option plan (the "Employee Plan") and the Company's director stock option plan (the "Director Plan," together with the Employee Plan, the "Plans"),
     and an additional    shares of Common Stock reserved for issuance pursuant
     to the Plans. The weighted average exercise price of all outstanding
     options is $   per share. Also excludes up to   shares of Common Stock
     which may be issued upon exercise of certain warrants held by the Soros/Chatterjee Group (the "Soros/Chatterjee Warrants"), assuming such warrants were exercised on the date of the Offering at an assumed exercise price of $ . The actual number of shares of Common Stock issuable upon
     exercise of these warrants will be    shares of Common Stock plus an
     indeterminate number of shares having a fair market value of $10 million as of the date of exercise. See "Management--Stock Option Plans," "Certain Transactions--Private Equity Sale," "Description of Capital Stock-- Warrants" and Notes 8 and 13 to the Consolidated Financial Statements of the Company.

                                  RISK FACTORS

  See "Risk Factors" beginning on page 9 for a discussion of certain information that should be considered by prospective investors.

            SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

  The following table presents summary unaudited pro forma consolidated financial data and certain actual balance sheet data which has been derived from, and should be read in conjunction with, the Company's Unaudited Pro Forma Consolidated Statements of Operations and related notes thereto, the Company's Consolidated Balance Sheets and related notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

PRO FORMA STATEMENT OF OPERATIONS DATA:

                                      YEAR ENDED           SIX MONTHS
                                     DECEMBER 31,        ENDED JUNE 30,
                                     ------------ ----------------------------
                                         1995         1995           1996
                                     ------------ ------------- --------------
                                        (IN THOUSANDS, EXCEPT SHARE AND PER
                                                      SHARE)
Net revenue.........................   $125,628      $47,930       $91,783
Cost of revenue.....................    114,639       43,141        83,918
                                       --------      -------       -------
  Gross margin......................     10,989        4,789         7,865
Operating expenses:
  Selling, general and
   administrative...................     12,955        5,376         8,791
  Depreciation and amortization.....      1,842          879         1,098
                                       --------      -------       -------
    Total operating expenses........     14,797        6,255         9,889
                                       --------      -------       -------
Income (loss) from operations.......     (3,808)      (1,466)       (2,024)
Interest expense....................       (885)        (446)         (473)
Interest income.....................        132           30           209
Other income (expense)..............        --           --           (268)
                                       --------      -------       -------
Income (loss) before income taxes...     (4,561)      (1,882)       (2,556)
Income taxes........................        124           68           743
                                       --------      -------       -------
Net income (loss)...................   $ (4,685)     $(1,950)      $(3,299)
                                       ========      =======       =======
Net earnings (loss) per common and
 common share equivalent............   $             $             $
                                       ========      =======       =======
Weighted average number of common
 and common share equivalents
 outstanding........................
                                       ========      =======       =======
                                                AS OF JUNE 30, 1996
                                     -----------------------------------------
                                                                  PRO FORMA
                                        ACTUAL    PRO FORMA (1) AS ADJUSTED(2)
                                     ------------ ------------- --------------
                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...........   $  4,398      $             $
Total assets........................     62,297
Total long-term obligations.........     16,929
Stockholders' equity (deficit)......     11,800

- --------
(1) After giving effect to the Private Equity Sale.
(2) After giving effect to the Private Equity Sale and the sale of    shares of
    Common Stock offered hereby (assuming an initial public offering price of $
       per share), less underwriting discounts, commissions, and estimated expenses of the Offering payable by the Company.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares of the Common Stock offered hereby.

LIMITED OPERATING HISTORY; ENTRY INTO DEVELOPING MARKETS

  The Company was founded in February 1994 and began generating operating revenues in March 1995. Axicorp, the Company's principal operating subsidiary, was acquired in March 1996. The Company has generated only limited net revenue and has limited experience in operating its business. In addition, the Company intends to enter markets where it has limited or no operating experience. Furthermore, in many of the Company's target markets, the Company intends to offer services that have previously been provided only by the local PTT. Accordingly, there can be no assurance that the Company's future operations will generate operating or net income, and the Company's prospects must therefore be considered in light of the risks, expenses, problems and delays inherent in establishing a new business in a rapidly changing industry. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

MANAGING RAPID GROWTH

  The Company's strategy of continuing its growth and expansion has placed, and is expected to continue to place, a significant strain on the Company's management, operational and financial resources and increased demands on its systems and controls. The Company plans to develop the Network by adding switches, cable and satellite facilities, expand its operations within the United States, Australia and the United Kingdom, and expand into selected additional markets within the Targeted Regions when business and regulatory conditions warrant. In order to manage its growth effectively, the Company must continue to implement and improve its operational and financial systems and controls, purchase and utilize other transmission facilities, and expand, train and manage its employee base. Inaccuracies in the Company's forecasts of traffic could result in insufficient or excessive transmission facilities and disproportionate fixed expenses. There can be no assurance that the Company will be able to develop a facilities-based network or expand within its target markets at the rate presently planned by the Company, or that the existing regulatory barriers to such expansion will be reduced or eliminated. As the Company proceeds with its development, there will be additional demands on the Company's customer support, sales and marketing and administrative resources and network infrastructure. There can be no assurance that the Company's operating and financial control systems and infrastructure will be adequate to maintain and effectively manage future growth. The failure to continue to upgrade the administrative, operating and financial control systems or the emergence of unexpected expansion difficulties could materially adversely affect the Company's business, results of operations and financial condition.

HISTORICAL AND FUTURE NET LOSSES

  The Company incurred net losses in 1994 and 1995 and had an accumulated deficit of approximately $6.2 million as of June 30, 1996. Although the Company has experienced net revenue growth in each of its last six quarters, such growth should not be considered to be indicative of future net revenue growth, if any. The Company expects its net losses to increase as the Company uses the proceeds of the Offering to accelerate the expansion of its operations and build-out of the Network. There can be no assurance that the Company's revenue will grow or be sustained in future periods or that the Company will be able to achieve profitability in any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NEED FOR ADDITIONAL FINANCING

  The Company believes that the net proceeds from the Offering, together with the net proceeds from the Private Equity Sale, borrowing capacity under an expected line of credit, available capital lease financing and cash flow from operations will be sufficient to meet the Company's working capital, capital expenditure and other cash needs for the next 18 months. The Company, however, will need to raise additional capital from public or private equity or debt sources in order to finance its future growth, including financing the further construction of the Network and expanding service within existing markets and to new markets, which can be capital intensive, as well as its unanticipated working capital needs and capital expenditure requirements. Furthermore, the Company may need to raise additional funds in order to take advantage of unanticipated opportunities, including more rapid international expansion or acquisitions of, investments in or strategic alliances with, companies that are complementary to the Company's current operations, or to develop new products or otherwise respond to unanticipated competitive pressures. There can be no assurance that the Company will be able to raise such capital on satisfactory terms or at all. If the Company decides to raise additional funds through the incurrence of debt, it would likely become subject to restrictive financial covenants. In the event that the Company is unable to obtain such additional capital or is unable to obtain such additional capital on acceptable terms, the Company may be required to reduce the scope of its expansion, which could adversely affect the Company's business, results of operations and financial condition and its ability to compete. Additionally, if additional funds are raised through the issuance of equity securities, the percentage ownership of the Company's then current stockholders would be reduced and, if such equity securities take the form of preferred stock, the holders of such preferred stock may have rights, preferences or privileges senior to those of holders of Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Capital Stock--Preferred Stock."

INTENSE DOMESTIC AND INTERNATIONAL COMPETITION

  The long distance telecommunications industry is intensely competitive and is significantly influenced by the marketing and pricing decisions of the larger industry participants. In most countries, the industry has relatively limited barriers to entry with numerous entities competing for the same customers. Customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. Generally, the Company's customers can switch carriers at any time. The Company believes that competition in all of its markets is likely to increase and that competition in non-United States markets is likely to become more similar to competition in the United States market over time as such non-United States markets continue to experience deregulatory influences. In each of its Targeted Regions, the Company competes primarily on the basis of price (particularly with respect to its sales to other carriers), and also on the basis of customer service and its ability to provide a variety of telecommunications products and services. There can be no assurance that the Company will be able to compete successfully in the future.

  Many of the Company's competitors are significantly larger, have substantially greater financial, technical and marketing resources and larger networks than the Company and a broader portfolio of services, control transmission lines and have strong name recognition and loyalty, long-standing relationships with the Company's target customers, and economies of scale which can result in a lower cost structure for transmission and related costs. These competitors include, among others, AT&T, MCI, Sprint, WorldCom, Frontier and LCI in the United States; Telstra, Optus and AAPT in Australia; and British Telecom, Mercury, AT&T, WorldCom, Sprint and ACC in the United Kingdom. The Company also competes with numerous other long distance providers, some of which focus their efforts on the same customers targeted by the Company. In addition to these competitors, recent and pending deregulation in various countries may encourage new entrants. For example, as a result of the recently enacted Telecommunications Act of 1996 (the "1996 Telecommunications Act") in the United States, once certain conditions are met, Regional Bell Operating Companies ("RBOCs") will be allowed to enter the domestic long distance market, AT&T, MCI and other long distance carriers will be allowed to enter the local telephone services market, and any entity (including cable television companies and utilities) will be allowed to enter both the local service and long distance telecommunications markets. Increased competition in the United States as a result of the foregoing, and other competitive developments, including entry by Internet service providers into the long-distance market, could have an adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Competition" and "Business--Government Regulation."

DEPENDENCE ON TRANSMISSION FACILITIES-BASED CARRIERS

  Telephone calls made by the Company's customers are connected through transmission lines that the Company leases under a variety of arrangements with transmission facilities-based long distance carriers, many of which are, or may become, competitors of the Company. The Company's ability to maintain and expand its business is dependent upon whether the Company continues to maintain favorable relationships with the transmission facilities-based carriers from which the Company leases transmission lines. Although the Company believes that its relationships with carriers generally are satisfactory, the deterioration or termination of the Company's relationships with one or more of those carriers could have a material adverse effect upon the Company's cost structure, service quality, Network diversity, results of operations and financial condition.

  Presently, most transmission lines used by the Company are obtained on a per-call (or usage) basis, subjecting the Company to unanticipated changes such as price increases and service cancellations. Currently, usage rates generally are less than the rates the Company charges its customers for connecting calls through these lines. To the extent these variable costs increase, the Company may experience reduced or, in certain circumstances, negative margins for some services. As its traffic volume increases between particular international markets, the Company expects to cease using variable usage arrangements and enter into fixed monthly or longer-term leasing arrangements, subject to obtaining any requisite authority. To the extent the Company does so, and incorrectly projects traffic volume in a particular geographic area, the Company would experience higher fixed costs without the increased revenue. Moreover, certain of the vendors from whom the Company leases transmission lines, including RBOCs and other Local Exchange Carriers ("LECs") in the United States, currently are subject to tariff controls and other price constraints which in the future may be changed. Regulatory proposals are pending that may affect the prices charged by the RBOCs and other LECs to the Company, which could have a material adverse effect on the Company's margins, business, financial condition and results of operations. See "--Potential Adverse Effects of Regulation" and "Business--Government Regulation."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

  A key component of the Company's strategy is its planned expansion in international markets. In many international markets, the existing carrier will control access to the local networks, enjoy better brand recognition and brand and customer loyalty, and have significant operational economies, including a larger backbone network and correspondent agreements with PTTs. Moreover, the incumbent may take many months to allow competitors, including the Company, to interconnect to its switches within the target market. Pursuit of international growth opportunities may require significant investments for an extended period before returns, if any, on such investments are realized. In addition, there can be no assurance that the Company will be able to obtain the permits and operating licenses required for it to operate, obtain access to local transmission facilities or to market, sell and deliver competitive services in these markets.

  In addition to the uncertainty as to the Company's ability to expand its international presence, there are certain risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, political risks, fluctuations in currency exchange rates, foreign exchange controls which restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity during the summer months in Europe and certain other parts of the world, and potentially adverse tax consequences resulting from operating in multiple jurisdictions with different tax laws, which could materially adversely impact the Company's international operations. A significant portion of the Company's net revenue and expenses is denominated, and is expected to continue to be denominated, in currencies other than U.S. dollars, and changes in exchange rates may have a significant effect on the Company's results of operations. In addition, the Company's business could be adversely affected by a reversal in the current trend toward deregulation of telecommunications carriers. In Mexico, and in certain other countries into which the Company may choose to expand in the future, the Company may need to enter into a joint venture or other strategic relationship with one or more third parties in order to successfully conduct its operations (often with the PTT or other dominant carrier in a developing country). There can be no assurance that such factors will not have a material adverse effect on the Company's future operations and, consequently, on the Company's business, results of operations and financial condition, or that the Company will not have to modify its current business practices. In addition, there can be no assurance that laws or administrative practices relating to taxation, foreign exchange or other matters of countries within which the Company operates will not change. Any such change could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON EFFECTIVE INFORMATION SYSTEMS

  To complete its billing, the Company must record and process massive amounts of data quickly and accurately. While the Company believes its management information system is currently adequate, it will have to grow as the Company's business expands and to change as new technological developments occur. The Company expects to upgrade many of its accounting systems within the upcoming 12-month period. The Company believes that the successful implementation and integration of new information systems and backroom support will be important to its continued growth, its ability to monitor and control costs, to bill customers accurately and in a timely fashion and to achieve operating efficiencies. There can be no assurance that the Company will not encounter delays or cost-overruns or suffer adverse consequences in implementing these systems. See "Business--Management Information and Billing Systems." Any such delay or other malfunction of the Company's management information systems could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS OF INDUSTRY CHANGES AFFECTING COMPETITIVENESS AND FINANCIAL RESULTS

  The international telecommunications industry is changing rapidly due to deregulation, privatization of PTTs, technological improvements, expansion of telecommunications infrastructure and the globalization of the world's economies. There can be no assurance that one or more of these factors will not vary in a manner that could have a material adverse effect on the Company. In addition, deregulation in any particular market may cause such market to shift unpredictably. There can be no assurance that the Company will be able to compete effectively or adjust its contemplated plan of development to meet changing market conditions.

  The telecommunications industry generally is in a period of rapid technological evolution, marked by the introduction of new product and service offerings and increasing satellite transmission capacity for services similar to those provided by the Company. Potential developments that could adversely affect the Company if not anticipated or appropriately responded to include improvements in transmission equipment, development of switching technology allowing voice/data/video multimedia transmission simultaneously and commercial availability of Internet-based domestic and international switched voice/data/video services at prices lower than comparable services offered by the Company. The Company's profitability will depend on its ability to anticipate, access and adapt to rapid technological changes and its ability to offer, on a timely and cost-effective basis, services that meet evolving industry standards. There can be no assurance that the Company will be able to access or adapt to such technological changes at a competitive price, maintain competitive services or obtain new technologies on a timely basis or on satisfactory terms.

DEVELOPMENT OF THE NETWORK

  The Company has only recently begun operating the Network. The long-term success of the Company is dependent upon its ability to design, implement, operate, manage and maintain the Network, activities in which the Company has limited experience. In expanding the Network, the Company will incur substantial indebtedness and additional fixed operating costs. There can be no assurance that the Network can be completed in a timely manner or operated efficiently. See "Business-- Network." Any failure by the Company to properly design, implement, operate, manage or maintain the Network could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and "Business."

DEPENDENCE ON KEY PERSONNEL

  The Company is dependent on the efforts of its management team and its key technical, marketing and sales personnel, particularly those of K. Paul Singh, its Chairman and Chief Executive Officer. The loss of services of one or more of these key individuals, particularly Mr. Singh, could materially and adversely affect the business of the Company and its future prospects. The Company has entered into an employment agreement with Mr. Singh, which expires on May 30, 1999. The Company maintains key person life insurance on the life of Mr. Singh, but not on the lives of any other officer or director. The Company's future success will also depend on its ability to attract and retain additional key management, technical and sales personnel required in connection with the growth and development of its business. Competition for qualified employees and personnel in the telecommunications industry is intense, particularly in non-U.S. markets and, from time to time, there are a limited number of persons with knowledge of and experience in particular sectors of the telecommunications industry. There can be no assurance that the Company will be successful in attracting and retaining such executives and personnel. The loss of the services of key personnel, or the inability to attract additional qualified personnel, could have a material adverse effect on the Company's results of operations, development efforts and ability to expand. See "Management."

POTENTIAL ADVERSE EFFECTS OF REGULATION

  As a multinational telecommunications company, Primus is subject to varying degrees of regulation in each of the jurisdictions in which it provides its services. Local laws and regulations, and the interpretation of such laws and regulations, differ significantly among the jurisdictions in which the Company operates. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on the Company, that domestic or international regulators or third parties will not raise material issues with regard to the Company's compliance or noncompliance with applicable regulations or that regulatory activities will not have a material adverse effect on the Company. Certain risks regarding the regulatory framework in the principal jurisdictions in which the Company provides its services are briefly described below.

  United States. In the United States, the provision of the Company's services is subject to the provisions of the Communications Act of 1934, as amended (the "Communications Act"), the 1996 Telecommunications Act and the Federal Communications Commission (the "FCC") regulations thereunder, as well as the applicable laws and regulations of the various states administered by the relevant state public service commission ("PSCs"). The recent trend in the United States, for both federal and state regulation of telecommunications service providers, has been in the direction of reduced regulation. Although this trend facilitates market entry and competition by multiple providers, it has also given AT&T, the largest international and domestic long distance carrier in the United States, increased pricing and market entry flexibility that has permitted it to compete more effectively with smaller carriers, such as the Company. In addition, the recently enacted 1996 Telecommunications Act has opened the Company's U.S. market to increased competition. There can be no assurance that future regulatory, judicial and legislative changes in the United States will not have a material adverse effect on the Company.

  Despite recent trends toward deregulation, the FCC and relevant state PSCs continue to exercise extensive authority to regulate ownership of transmission facilities, provision of services and the terms and conditions under which the Company's services are provided. In addition, the Company is required by federal and state law and regulations to file the tariffs listing the rates, terms and conditions of the services it provides. Any failure to maintain proper federal and state tariffs or certification or any finding by the federal or state agencies that the Company is not operating under permissible terms and conditions may result in an enforcement action or investigation, either of which could have a material adverse effect on the Company.

  To originate and terminate calls in connection with providing their services, long distance carriers such as the Company must purchase "access" from the LECs or Competitive Local Exchange Carriers ("CLECs"). Access charges represent a significant portion of the Company's cost of revenue and, generally, such access charges are regulated by the FCC. The FCC has informally announced that it intends, in the near future, to undertake a comprehensive review of its regulation of LEC access charges to better account for increasing levels of local competition. Under alternative access charge rate structures being considered by the FCC, LECs would be permitted to allow volume discounts in the pricing of access charges. While the outcome of these proceedings is uncertain, if these rate structures are adopted, many long distance carriers, including the Company, could be placed at a significant cost disadvantage to larger competitors.

  The FCC and certain state agencies also impose prior approval requirements on transfers of control, including pro forma transfers of control and corporate reorganizations, and assignments of regulatory authorizations. The FCC also regulates the nature and extent of foreign ownership and foreign carrier affiliations of the Company. Such requirements may delay, prevent or deter a change in control of the Company.

  Regulatory requirements pertinent to the Company's operations have recently changed and will continue to change as a result of federal legislation, court decisions, and new and revised policies of the FCC and state public service commissions. Among other things, such changes may alter the ability of the Company to compete with other service providers, to continue providing the same services, or introduce services currently planned for the future. The impact on the Company's operations of any changes in applicable regulatory requirements cannot be predicted.

  Australia. In Australia, the provision of the Company's services is subject to federal regulation pursuant to the Telecommunications Act 1991 of Australia (the "Telecom Act") and federal regulation of anticompetitive practices pursuant to the Trade Practices Act 1974. In addition, other federal legislation, various regulations pursuant to delegated authority and legislation, ministerial declarations, codes, directions, licenses, statements of Commonwealth Government policy and court decisions affecting telecommunications carriers also apply to the Company. There can be no assurance that future declarations, codes, directions, licenses, regulations, and judicial and legislative changes will not have a material adverse effect on the Company.

  The Australian telecommunications industry continues to undergo deregulation, and it is currently expected that the Australian Government will license additional carriers, including the Company, to own transmission facilities in July 1997. Both Telstra and Optus have requested that the Australian Government defer such date, and there can be no assurance that the deregulatory process will proceed in accordance with the Australian Government's announced timetable. Any delay in such deregulatory process or in the granting of a license to the Company would prohibit the Company from owning transmission facilities in Australia and thereby limit the Company's ability to realize additional efficiencies expected to result from the incorporation of owned facilities into its Network.

  The Australian Telecommunications Authority ("AUSTEL"), as the federal telecommunications regulatory authority, currently has control over a broad range of issues affecting the operation of the Australian telecommunications industry including the licensing of carriers, the promotion of competition, consumer protection and technical matters. As a reseller of domestic, local and long distance service, cellular service, and international service, the Company must comply with the terms of the class license that applies to all service providers until July 1997 or later, if the deregulatory process in Australia is delayed. The Company currently plans to become a licensed general carrier as soon as it is practicable to do so. As a general licensed carrier, the Company will be required to comply with the terms of its own license and would be subject to greater regulatory controls such as in areas of regulation of connectivity, provision of access to service providers, land access and contributions to the net cost of universal service throughout Australia (to provide telecommunications services at reasonable prices to remote sections of that country) applicable to licensed facilities-based carriers.

  There can be no assurance that a change in government, in government policy in relation to telecommunications or competition, in AUSTEL's enforcement of the Telecom Act, in government policy for the restructuring of the various regulatory authorities that is expected to occur as part of the July 1997 changes, or a deferral of the implementation of the Australian Government's deregulation policy (particularly due to current requests for a deferral by Telstra and Optus), will not have a material adverse effect on the Company's business, results of operations or financial condition.

  United Kingdom. In the United Kingdom, the provision of the Company's services is subject to and affected by regulations introduced by the U.K. telecommunications regulatory authority, the Office of Telecommunications ("Oftel") under the Telecommunications Act of 1984 (the "U.K. Telecommunications Act"). Since the break up of the U.K. telecommunications duopoly consisting of British Telecom and Mercury in 1991, it has been the stated goal of Oftel to create a competitive marketplace from which detailed regulation could eventually be withdrawn. The regulatory regime currently being introduced by Oftel has a direct and material effect on the ability of the Company to conduct its business. Oftel has imposed mandatory rate reductions on British Telecom in the past, which reductions are expected to continue for the foreseeable future, and this has had, and may continue to have, the effect of reducing the prices the Company can charge its customers. The Company currently holds a license to provide international simple resale ("ISR") services over leased lines to all international points from the United Kingdom. In addition, the Company (along with approximately 45 other applicants including AT&T, WorldCom, and ACC) has recently made application to the U.K. Secretary for Trade and Industry for a license to provide international facilities based voice services. Although the Company currently expects such license to be granted by the end of the first quarter of 1997, there can be no assurance that the Company will be granted the license by such time, or at all. Failure to obtain such license would prevent the Company from providing facilities based services in the United Kingdom and would have an adverse effect on the Company's ability to expand its operations. In addition, there can be no assurance that future changes in regulation and government will not have a material adverse effect on the Company's business, results of operations and financial condition.

  Other Jurisdictions. The Company currently provides limited services in Mexico and Canada, and intends to expand its operations into other jurisdictions as such markets deregulate and the Company is able to offer a full range of switched public telephone services to its customers. In addition, in countries which enact legislation intended to deregulate the telecommunications sector, there may be significant delays in the adoption of implementing regulations and uncertainties as to the implementation of the deregulatory programs which could delay or make more expensive the Company's entry into such additional markets. The ability of the Company to enter a particular market and provide telecommunications services, particularly in Mexico and other developing countries, is dependent upon the extent to which the regulations in a particular market permit new entrants. In some countries, regulators may make subjective judgments in awarding licenses and permits, without any legal recourse for unsuccessful applicants. In the event the Company is able to gain entry to such a market, no assurances can be given that the Company will be able to provide a full range of services in such market, that it will not have to significantly modify its operations to comply with changes in the regulatory environment in such market, or that any such changes will not have a material adverse effect on the Company's business, results of operations or financial condition.

CONTROL OF THE COMPANY

  After completion of this Offering, the executive officers and directors of
the Company will continue to beneficially own      shares of Common Stock,
representing  % of the Common Stock, including options to purchase     shares
of Common Stock exercisable on or prior to October , 1996. The executive officers and directors have also been granted options to purchase an
additional      shares of Common Stock which vest after October  , 1996. Of these amounts, Mr. K. Paul Singh, the Company's Chairman and Chief Executive
Officer owns      shares of Common Stock and options to purchase an additional shares, none of which vests and is exercisable before October  , 1996. In
addition, the Soros/Chatterjee Group owns     shares and has the right to
acquire an additional     shares (assuming they exercise their rights to
acquire these shares at the time of the consummation of the Offering). As a result, if they act as a group, the executive officers, directors and the Soros/Chatterjee Group will exercise significant influence over such matters as the election of the directors of the Company, amendments to the Company's charter, other fundamental corporate transactions such as mergers, asset sales, and the sale of the Company, and otherwise the direction of the Company's business and affairs. See "Principal Stockholders" and "Description of Capital Stock."

HOLDING COMPANY STRUCTURE; RELIANCE ON SUBSIDIARIES FOR DIVIDENDS

  Primus is a holding company, the principal assets of which are its operating subsidiaries in the United States, Australia, the United Kingdom and Mexico. As a holding company, the Company's internal sources of funds to meet its cash needs, including payment of expenses, are dividends and other permitted payments from its direct and indirect subsidiaries, as well as its own credit arrangements. The ability of the Company's operating subsidiaries to pay dividends or make other payments to Primus may be restricted by the terms of various credit arrangements entered into by such operating subsidiaries, as well as statutory and other legal restrictions, and such payments may have adverse tax consequences. The failure to pay any such dividends or make any such other payments would restrict Primus's ability to utilize cash flow from one subsidiary to cover shortfalls in working capital at another subsidiary and could otherwise have a material adverse effect upon the Company's business, financial condition and results of operations.

ABSENCE OF PRIOR PUBLIC MARKET; DETERMINATION OF PUBLIC OFFERING PRICE; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to this Offering, there has been no public market for the Common Stock, and there can be no assurance that following this Offering, an active trading market will develop or, if developed, will be maintained. The initial public offering price of the Common Stock offered hereby was determined by negotiations between the Company and the Representatives (as herein defined) of the Underwriters and may bear no relationship to the price at which the Common Stock will trade after completion of this Offering. For factors considered in determining the initial public offering price, see "Underwriting." Historically, the market prices for securities of emerging companies in the telecommunications industry have been highly volatile. After completion of this Offering, the market price of the Common Stock could be subject to significant fluctuations in response to various factors and events, including the liquidity of the market for the Common Stock, variations in the Company's quarterly operating results, regulatory or other changes (both domestic and international) affecting the telecommunications industry generally, announcements of business developments by the Company or its competitors, the addition of customers in connection with acquisitions, changes in the cost of long distance service or other operating costs and changes in general market conditions.

ANTI-TAKEOVER PROVISIONS

  Prior to the completion of this Offering, the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated By-Laws (the "By-Laws") will be amended to include certain provisions which may have the effect of delaying, deterring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Company's Board of Directors. Such provisions may also render the removal of directors and management more difficult. Specifically, the Company's Certificate of Incorporation or By-Laws will be amended to provide for a classified Board of Directors serving staggered three-year terms, restrictions on who may call a special meeting of stockholders and a prohibition on stockholder action by written consent. In addition, the Company's Board of Directors has the authority to issue up to 2,000,000 additional shares of preferred stock (the "Preferred Stock") and to determine the price, rights, preferences, and privileges of those shares without any further vote or actions by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of such additional shares of Preferred Stock, while potentially providing desirable flexibility in connection with possible acquisitions and serving other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or may discourage a third party from attempting to acquire, a majority of the outstanding voting stock of the Company. The Company has no present intention to issue such additional shares of Preferred Stock. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General

Corporation Law (the "DGCL"), which will prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control of the Company. Furthermore, certain provisions of the Company's By-Laws, including provisions that provide that the exact number of directors shall be determined by a majority of the Board of Directors, that vacancies on the Board of Directors may be filled by a majority vote of the directors then in office, though less than a quorum, and that limit the ability of new majority stockholders to remove directors, all of which may have the effect of delaying or preventing changes in control or management of the Company, which could adversely affect the market price of the Company's Common Stock. Additionally, certain Federal regulations require prior approval of transfers of control which could also have the effect of delaying, deferring or preventing a change of control. See "Business--Government Regulations." See "Management--Classified Board of Directors," "Description of Capital Stock" and "Business--Government Regulation."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of a substantial number of shares of Common Stock in the public market after this Offering could adversely affect the market price of the shares of
Common Stock. In addition to the       shares of Common Stock offered hereby
which will be freely tradeable, an additional       shares will become eligible
for public sale beginning 180 days after the effective date of the Registration Statement of which this Prospectus forms a part (the "Effective Date"), subject to the provisions of Rule 144 promulgated under the Securities Act. The volume limitations of Rule 144 will apply to the sale of all of such shares held by affiliates of the Company. Following this Offering, sales of substantial amounts of shares of Common Stock in the public market, or even the potential for such sales, could adversely affect the prevailing market price of the Common Stock and impair the Company's ability to raise capital through the sale of equity securities. See "Principal Stockholders" and "Shares Eligible for Future Sale."

DILUTION

  Purchasers of Common Stock in this Offering will experience immediate and
substantial dilution in net tangible book value of $    per share (assuming an
initial public offering price of $    per share). See "Dilution."

                                USE OF PROCEEDS

  The net proceeds from the Offering will be approximately $    million ($
million if the Underwriter's over-allotment option is exercised in full),
based on an assumed public offering price of $    per share, less underwriting
discounts and commissions and estimated expenses payable by the Company. Up to $50 million of the net proceeds will be used to expand the Network, including purchasing transmission equipment facilities and support systems, international fiber capacity and satellite earth station facilities for new and existing routes. The remaining net proceeds will be used to fund operating losses and for working capital and other general corporate purposes. The net proceeds also may be used for investments in potential joint ventures, strategic alliances or acquisitions, although the Company is not currently party to any agreement or understanding relating to any such transaction.

  The Company also may use a portion of the net proceeds to repay certain existing indebtedness as it matures, including A$9.0 million of indebtedness incurred as a portion of the purchase price for Axicorp, which is interest-free and matures February 17, 1997 subject to extension at the Company's option for an additional year at the prime rate plus one percent.

  The Company believes that the net proceeds from the Offering will be sufficient, together with the net proceeds from the Private Equity Sale, borrowing capacity under an expected line of credit, available capital lease financing and cash flow from operations to meet the Company's working capital, capital expenditure and other cash needs for the next 18 months. The Company is currently in discussions to obtain a line of credit to provide it with additional liquidity, although no assurance can be given that such a line of credit can be obtained on satisfactory terms, if at all.

  Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term investment grade securities or shares of investment companies investing primarily in such securities.

                                   DILUTION

  The pro forma net tangible book value of the Company at June 30, 1996 was
$   , or $    per share of Common Stock. "Net tangible book value" per share represents the amount of total tangible assets of the Company reduced by the amount of its total liabilities and divided by the total number of shares of Common Stock outstanding. The pro forma net tangible book value per share as of June 30, 1996 gives effect to the Private Equity Sale, Preferred Stock Conversion and Stock Split. Without taking into account any other change in such pro forma net tangible book value after June 30, 1996, other than to give
effect to the sale by the Company of     shares of Common Stock offered hereby
at an assumed public offering price of $    per share and the receipt of the
estimated net proceeds therefrom, the pro forma as adjusted net tangible book
value of the Company at June 30, 1996 would have been approximately $   , or
$    per share of Common Stock. This represents an immediate increase in such
pro forma net tangible book value of $    per share of Common Stock to
existing stockholders and an immediate dilution of $    per share of Common
Stock to persons purchasing shares at the public offering price ("New
Investors").

  The following table illustrates this per share dilution:

   Assumed initial public offering price............................      $
     Pro forma net tangible book value per share at June 30, 1996... $
     Increase attributable to New Investors.........................
                                                                     ----
   Pro forma as adjusted net tangible book value per share after this Offering...................................................
                                                                          ----
   Dilution in pro forma net tangible book value per share to New
    Investors.......................................................      $
                                                                          ====

  The following table summarizes, on a pro forma as adjusted basis as of June 30, 1996, the differences between the existing holders of Common Stock, including as a result of the Private Equity Sale and the Preferred Stock Conversion, and the New Investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration to the Company and the average price per share paid:

                         SHARES PURCHASED       TOTAL CONSIDERATION       AVERAGE
                         -------------------    ----------------------   PRICE PER
                         NUMBER     PERCENT      AMOUNT      PERCENT       SHARE
                         --------   --------    ----------  ----------   ---------
Existing Stockholders...                      %  $                     %   $
New Investors...........                                                   $
                          --------    --------   ----------   ---------
  Total.................                      %  $                     %
                          ========    ========   ==========   =========

  The above computations assume no exercise of any outstanding options or warrants. At June 30, 1996, there were outstanding options to purchase
shares of Common Stock at a weighted average exercise price of $    per share.
Additionally, on July 31, 1996, the Company issued the Soros/Chatterjee
Warrants, which may be exercised for up to     shares of Common Stock,
assuming such warrants were exercised on the date of the Offering at an assumed exercise price of $ . The actual number of shares of Common Stock
issuable upon exercise of the Soros/Chatterjee Warrants will be     shares
plus an indeterminate number of shares having a fair market value of $10 million as of the date of exercise. To the extent outstanding options or the Soros/Chatterjee Warrants are exercised, there will be further dilution to new investors. See "Certain Transactions--Private Equity Sale," "Management--Stock Option Plans" and Notes 8 and 13 to the Consolidated Financial Statements of the Company.

                                DIVIDEND POLICY

  To date, the Company has not paid any dividends on its capital stock. The Company currently intends to retain any future earnings to fund operations and the continued development of its business and, therefore, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Future cash dividends, if any, will be determined by the Board of Directors, and will be based upon the Company's earnings, capital requirements, financial condition and other factors deemed relevant by the Board of Directors.

                                CAPITALIZATION

  The following table sets forth as of June 30, 1996: (i) the actual capitalization of the Company; (ii) the pro forma capitalization of the Company after giving effect to the Stock Split, the Private Equity Sale and the Preferred Stock Conversion; and (iii) the pro forma as adjusted capitalization of the Company after giving effect to the Stock Split, Private
Equity Sale, the Preferred Stock Conversion, and the sale of     shares of
Common Stock offered by the Company hereby (assuming an initial public
offering price of $    per share), less underwriting discounts, commissions,
and estimated expenses of the Offering payable by the Company, and the application of the estimated net proceeds therefrom. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and notes thereto included elsewhere in this Prospectus.

                                                         JUNE 30, 1996
                                                 -------------------------------
                                                                    PRO FORMA AS
                                                 ACTUAL   PRO FORMA   ADJUSTED
                                                 -------  --------- ------------
                                                         (IN THOUSANDS)
Cash and cash equivalents......................  $ 4,398    $           $
                                                 =======    ====        ====
Long-term obligations due within one year......  $10,627    $           $
Long-term obligations..........................    6,302
Stockholders' Equity:
Preferred Stock, $.01 par value--2,455,000
 shares authorized:
 Series A Convertible Preferred Stock--455,000
 shares
 authorized, issued and outstanding; none
 issued and outstanding pro forma and pro forma
 as adjusted...................................        5
Common Stock, $.01 par value--10,455,000 shares
 authorized;
 2,817,034,    , and     shares actual, pro
 forma and pro
 forma as adjusted, respectively, issued and
 outstanding(1)................................       28
Additional paid-in capital.....................   18,052
Accumulated deficit............................   (6,235)
Cumulative translation adjustment..............      (50)
                                                 -------    ----        ----
  Total stockholders' equity...................   11,800
                                                 -------    ----        ----
   Total capitalization........................  $28,729    $           $
                                                 =======    ====        ====

- --------
(1)  Excludes     and     shares reserved for issuance under the Employee Plan
     and Director Plan, respectively, of which options to purchase     and
     shares, respectively, have been granted and are outstanding as of June
     30, 1996. Also excludes     shares which may be issued under the
     Soros/Chatterjee Warrants assuming such warrants were exercised on the
     date of the Offering at an assumed exercise price of $   . The actual
     number of shares of Common Stock issuable upon exercise of the
     Soros/Chatterjee Warrants will be     shares plus an indeterminate number
     of shares having a fair market value of $10 million as of the date of exercise. See "Management--Stock Option Plans" and "Description of Capital Stock--Warrants."

                            SELECTED FINANCIAL DATA

  The following selected financial data should be read in conjunction with the financial statements and the notes thereto contained elsewhere herein and with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statements of operations data for the Company for the period from the Company's inception on February 4, 1994 to December 31, 1994 and the year ended December 31, 1995, and the balance sheet data as of December 31, 1994 and 1995 have been derived from the financial statements of the Company, which have been audited by Deloitte & Touche LLP, independent auditors. The historical financial data for the Company for the six month periods ended June 30, 1995 and 1996 have been derived from the Company's unaudited financial statements which, in the opinion of management, include all significant normal and recurring adjustments necessary for a fair presentation of the financial position and results of operations for such unaudited period. The statements of operations data for Axicorp for the nine month period ended March 31, 1995 and the twelve months ended March 31, 1996 have been derived from the financial statements of Axicorp, which have been audited by Price Waterhouse, independent chartered accountants. The historical financial data for Axicorp for the period from Axicorp's inception on September 17, 1993 to June 30, 1994 has been derived from Axicorp's unaudited financial statements which, in the opinion of management, include all significant normal and recurring adjustments necessary for a fair presentation of the financial position and results of operations for such unaudited period.

                              AXICORP (THE PREDECESSOR)                     THE COMPANY
                          --------------------------------- --------------------------------------------
                          PERIOD FROM              TWELVE   PERIOD FROM
                           INCEPTION  NINE MONTHS  MONTHS    INCEPTION                SIX MONTHS ENDED
                            THROUGH      ENDED      ENDED     THROUGH     YEAR ENDED      JUNE 30,
                           JUNE 30,    MARCH 31,  MARCH 31, DECEMBER 31, DECEMBER 31, ------------------
                             1994        1995       1996        1994         1995      1995      1996
                          ----------- ----------- --------- ------------ ------------ -------- ---------
                                    (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Net revenue.............    $12,587     $44,797   $144,345     $ --        $ 1,167    $   221  $  65,415
Cost of revenue.........     11,366      40,405    131,712       --          1,384        203     60,162
                            -------     -------   --------     -----       -------    -------  ---------
 Gross margin
  (deficit).............      1,221       4,392     12,633       --           (217)        18      5,253
Operating expenses:
 Selling, general and
  administrative........      1,313       4,277     11,558       557         2,024        714      6,707
 Depreciation and
  amortization..........          5          43        235        12           160         65        798
                            -------     -------   --------     -----       -------    -------  ---------
  Total operating
   expenses.............      1,318       4,320     11,793       569         2,184        779      7,505
                            -------     -------   --------     -----       -------    -------  ---------
Income (loss) from
 operations.............        (97)         72        840      (569)       (2,401)      (761)    (2,252)
Interest expense........        --          --         --        (13)          (59)       (33)      (335)
Interest income.........        --           30        219         5            35          1         85
Other income (expense)..        --          --         --        --            --         --        (268)
                            -------     -------   --------     -----       -------    -------  ---------
Income (loss) before
 income taxes...........        (97)        102      1,059      (577)       (2,425)      (793)    (2,770)
Income taxes............        --            4        492       --            --         --         462
                            -------     -------   --------     -----       -------    -------  ---------
Net income (loss).......    $   (97)    $    98   $    567     $(577)      $(2,425)   $  (793) $  (3,232)
                            =======     =======   ========     =====       =======    =======  =========
Net loss per common and
 common share
 equivalents............                                       $           $          $        $
                                                               =====       =======    =======  =========
Weighted average number
 of common and common
 share equivalents
 outstanding............
                                                               =====       =======    =======  =========

                                                              THE COMPANY
                                                         -----------------------
                                                         DECEMBER 31,
                                                         -------------- JUNE 30,
                                                         1994    1995     1996
                                                         ------ ------- --------
                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents............................... $ 221  $ 2,296 $ 4,398
Total assets............................................   487    5,042  62,297
Total long-term obligations.............................    13      528  16,929
Stockholders' equity (deficit)..........................   (71)   2,562  11,800

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

  The following unaudited pro forma consolidated statements of operations data give effect to the March 1, 1996 acquisition of Axicorp in each case as if it occurred on January 1, 1995. The unaudited pro forma consolidated statement of operations data for the six months ended June 30, 1996 includes the operations of the Company for the six months ended June 30, 1996, which includes the results of operations of Axicorp since March 1, 1996 (the date of acquisition) and the operations of Axicorp for the months of January and February 1996. The unaudited pro forma consolidated statement of operations data for the six months ended June 30, 1995 includes the results of operations of the Company and of Axicorp for six months ended June 30, 1995. The unaudited consolidated pro forma statement of operations data for the year ended December 31, 1995 includes the results of operations data of the Company and Axicorp for the year ended December 31, 1995.

  The unaudited pro forma consolidated statements of operations are presented for informational purposes only and are not necessarily indicative of the results of operations that would have been achieved had the acquisition of Axicorp been completed as of the beginning of the periods presented, nor are they necessarily indicative of the Company's future results of operations. The unaudited pro forma consolidated statements of operations should be read in conjunction with the historical financial statements of the Company and Axicorp, including the related notes thereto.

                       PRIMUS TELECOMMUNICATIONS GROUP,
                         INCORPORATED AND SUBSIDIARIES

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                    FOR THE SIX MONTHS ENDED JUNE 30, 1996

                                                        PRO FORMA
                                                       ADJUSTMENTS
                                   THE                  RELATED TO
                                COMPANY(1) AXICORP(2) ACQUISITION(3) AS ADJUSTED
                                ---------- ---------- -------------- -----------
                                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Net revenue...................   $65,415    $26,368       $ --         $91,783
Cost of revenue...............    60,162     23,756         --          83,918
                                 -------    -------       -----        -------
  Gross margin................     5,253      2,612         --           7,865
Operating expenses:
  Selling, general and admin-
   istrative..................     6,707      2,084         --           8,791
  Depreciation and amortiza-
   tion.......................       798         48         252          1,098
                                 -------    -------       -----        -------
    Total operating expenses..     7,505      2,132         252          9,889
                                 -------    -------       -----        -------
Income (loss) from opera-
 tions........................    (2,252)       480        (252)        (2,024)
Interest expense..............      (335)       --         (138)          (473)
Interest income...............        85        124         --             209
Other income (expense)........      (268)       --          --            (268)
                                 -------    -------       -----        -------
Income (loss) before income
 taxes........................    (2,770)       604        (390)        (2,556)
Income taxes..................       462        281         --             743
                                 -------    -------       -----        -------
Net income (loss).............   $(3,232)   $   323       $(390)       $(3,299)
                                 =======    =======       =====        =======
Net loss per common and common
 share equivalents............   $                                     $
                                 =======                               =======
Weighted average number of
 common and common share
 equivalents outstanding......
                                 =======                               =======

- --------
(1) Reflects the historical results of operations of the Company for the six months ended June 30, 1996, including Axicorp's operations from March 1, 1996 (acquisition date) to June 30, 1996, as set forth in the Consolidated Financial Statements of the Company appearing elsewhere in this Prospectus.
(2) Reflects the historical results of operations of Axicorp for the months of January and February 1996.
(3) The pro forma adjustments to depreciation and amortization reflect the following:

     Increase in amortization of the excess of cost over fair value of net assets acquired related to the purchase of Axicorp (computed us-
     ing the straight line method over thirty years--represents two
     months)                                                               $100
     Increase in amortization of the value associated with the customer list acquired related to the purchase of Axicorp (computed using the estimated run-off of the customer base (approximately five years)--
     represents two months)                                                 152
                                                                           ----
                                                                           $252
                                                                           ====
   The pro forma adjustment to increase interest expense relates to the issuance of notes payable of $8,110 related to the acquisition of
   Axicorp--represents two months                                          $138
                                                                           ====
   The pro forma adjustment to the income tax provision is zero as a val-
   uation reserve was applied in full to the tax benefit associated with the pro forma net loss before income taxes.

                       PRIMUS TELECOMMUNICATIONS GROUP,
                         INCORPORATED AND SUBSIDIARIES

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                    FOR THE SIX MONTHS ENDED JUNE 30, 1995

                                                        PRO FORMA
                                                       ADJUSTMENTS
                                   THE                  RELATED TO
                                COMPANY(1) AXICORP(2) ACQUISITION(3) AS ADJUSTED
                                ---------- ---------- -------------- -----------
                                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Net revenue...................    $ 221     $47,709      $   --        $47,930
Cost of revenue...............      203      42,938          --         43,141
                                  -----     -------      -------       -------
  Gross margin................       18       4,771          --          4,789
Operating expenses:
  Selling, general and admin-
   istrative..................      714       4,662          --          5,376
  Depreciation and amortiza-
   tion.......................       65          58          756           879
                                  -----     -------      -------       -------
    Total operating expenses..      779       4,720          756         6,255
                                  -----     -------      -------       -------
Income (loss) from opera-
 tions........................     (761)         51         (756)       (1,466)
Interest expense..............      (33)        --          (413)         (446)
Interest income...............        1          29          --             30
Other income (expense)........      --          --           --            --
                                  -----     -------      -------       -------
Income (loss) before income
 taxes........................     (793)         80       (1,169)       (1,882)
Income taxes..................      --           68          --             68
                                  -----     -------      -------       -------
Net income (loss).............    $(793)    $    12      $(1,169)      $(1,950)
                                  =====     =======      =======       =======
Net loss per common and common
 share equivalents............    $                                    $
                                  =====                                =======
Weighted average number of
 common and common share
 equivalents outstanding......
                                  =====                                =======

- --------
(1) Reflects the historical results of operations of the Company for the six months ended June 30, 1995, as set forth in the Consolidated Financial Statements of the Company appearing elsewhere in this Prospectus.
(2) Reflects the historical results of operations of Axicorp for the six months ended June 30, 1995.
(3) The pro forma adjustments to depreciation and amortization reflect the following:

     Increase in amortization of the excess of cost over fair value of net assets acquired related to the purchase of Axicorp (computed us-
     ing the straight line method over thirty years--represents six
     months)                                                               $300
     Increase in amortization of the value associated with the customer list acquired related to the purchase of Axicorp (computed using the estimated run-off of the customer base (approximately five years)--
     represents six months)                                                 456
                                                                           ----
                                                                           $756
                                                                           ====
   The pro forma adjustment to increase interest expense relates to the issuance of notes payable of $8,110 related to the acquisition of
   Axicorp--represents six months                                          $413
                                                                           ====
   The pro forma adjustment to income tax provision is zero as a valua-
   tion reserve was applied in full to the tax benefit associated with the pro forma net loss before income taxes.

                        PRIMUS TELECOMMUNICATIONS GROUP,
                         INCORPORATED AND SUBSIDIARIES

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1995

                                                        PRO FORMA
                                                       ADJUSTMENTS
                                   THE                  RELATED TO
                                COMPANY(1) AXICORP(2) ACQUISITION(3) AS ADJUSTED
                                ---------- ---------- -------------- -----------
                                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Net revenue...................   $ 1,167    $124,461     $   --       $125,628
Cost of revenue...............     1,384     113,255         --        114,639
                                 -------    --------     -------      --------
  Gross margin (deficit)......      (217)     11,206         --         10,989
Operating expenses:
  Selling, general and admin-
   istrative..................     2,024      10,931         --         12,955
  Depreciation and amortiza-
   tion.......................       160         169       1,513         1,842
                                 -------    --------     -------      --------
    Total operating expenses..     2,184      11,100       1,513        14,797
                                 -------    --------     -------      --------
Income (loss) from opera-
 tions........................    (2,401)        106      (1,513)       (3,808)
Interest expense..............       (59)        --         (826)         (885)
Interest income...............        35          97         --            132
Other income (expense)........       --          --          --            --
                                 -------    --------     -------      --------
Income (loss) before income
 taxes........................    (2,425)        203      (2,339)       (4,561)
Income taxes..................       --          124         --            124
                                 -------    --------     -------      --------
Net income (loss).............   $(2,425)   $     79     $(2,339)     $ (4,685)
                                 =======    ========     =======      ========
Net loss per common and common
 share equivalents............   $                                    $
                                 =======                              ========
Weighted average number of
 common and common share
 equivalents outstanding......
                                 =======                              ========

- --------
(1) Reflects the historical results of operations of the Company for the year ended December 31, 1995 as set forth in the Consolidated Financial Statements of the Company appearing elsewhere in this Prospectus.
(2) Reflects the historical results of operations of Axicorp for the year ended December 31, 1995.
(3) The pro forma adjustments to depreciation and amortization reflect the following:

     Increase in amortization of the excess of cost over fair value of net assets acquired related to the purchase of Axicorp (computed using the straight line method over thirty years--represents
     twelve months).                                                     $  600
     Increase in amortization of the value associated with the customer list acquired related to the purchase of Axicorp (computed using the estimated run-off of the customer base (approximately five
     years)--represents twelve months)                                      913
                                                                         ------
                                                                         $1,513
                                                                         ======
   The pro forma adjustment to interest expense relates to the issuance of notes payable of $8,110 related to the acquisition of Axicorp--
   represents twelve months                                              $  826
                                                                         ======
   The pro forma adjustment to the income tax provision is zero as a valuation reserve was applied in full to the tax benefit associated with the pro forma net loss before income taxes.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the financial statements and notes thereto contained elsewhere in this Prospectus.

OVERVIEW

  Primus is a multinational telecommunications company that focuses on the provision of international and domestic long distance services. The Company seeks to capitalize on the increasing business and consumer demand for international telecommunications services generated by the globalization of world economies and the worldwide trend toward deregulation of the telecommunications sector. The Company has targeted North America, Asia-Pacific and Europe as its primary service regions. The Company currently provides services in the United States, Australia and the United Kingdom, which are the most deregulated countries within the Targeted Regions and which serve as regional hubs for expansion into additional markets within the Targeted Regions. As part of the execution of this strategy, the Company has commenced operations in Canada and Mexico. The Company expects to expand into additional markets as deregulation occurs and the Company is permitted to offer a full range of switched public telephone services.

  The Company was founded in February 1994 and through the first half of 1995 was a development stage enterprise involved in various start-up activities including raising capital, obtaining licenses, acquiring equipment, leasing space, developing markets and recruiting and training personnel. The Company began generating revenue during March 1995. On March 1, 1996 the Company acquired Axicorp, the fourth largest telecommunications provider in Australia. The acquisition of Axicorp has had a material effect on the Company's results of operations for the six months ended June 30, 1996. The acquisition of Axicorp furthers the Company's objectives by providing a substantial customer base and significant hub location in the Asia-Pacific market.

  The Company is investing substantial resources to transform Axicorp's strategy and operations to those of a facilities-based carrier focused on the provision of international and domestic long distance services. Prior to the acquisition, Axicorp was a switchless reseller of long distance, local and cellular service. Since the acquisition, the Company has acquired five switches for use in Australia, all of which are expected to be operational by the end of the first quarter of 1997, and has focused on increasing the number of higher-margin, higher-volume business customers with significant international long-distance traffic. As part of its increasing focus on business customers, the Company is increasing the direct sales force of Axicorp and lessening its reliance on marketing through associations. The Company has experienced and expects to continue to experience lower gross margin as a percentage of net revenue for Axicorp's local switched and cellular services, as compared to long distance services.

  Net revenue is derived from the number of minutes billed by the Company and is recorded upon completion of calls. The Company generally prices its services at a savings compared to the major carriers operating in the Targeted Regions, which allows the Company to offer competitive pricing to its customers. The Company's net revenue in the United States is derived from carrying a mix of business, consumer and wholesale carrier long distance traffic. In Australia, net revenue is currently derived equally from the provision of long distance and from local and cellular services, primarily to a broad mix of small- and medium-sized business customers and ethnic residential consumers. In the United Kingdom, net revenue is derived from the provision of long distance services, primarily to ethnic residential consumers, as well as to small- and medium-sized businesses. The Company seeks to continue to expand its net revenue from internal growth through focused sales and marketing efforts toward small- and medium-sized businesses with significant international long distance traffic and, ethnic residential consumers and, on a wholesale basis, other telecommunications carriers and resellers with international traffic in the Target Regions.

  Prices in the long distance industry in the United States and the United Kingdom have declined in recent years and as competition continues to increase, the Company believes that prices are likely to continue to decrease. Additionally, the Company believes that because deregulatory influences only recently have begun to affect non-U.S. and non-U.K. telecommunications markets, the deregulatory trend in such markets is expected to result in greater competition which could adversely affect net revenue per minute and gross margin as a percentage of net revenue. The Company believes, however, that such decreases in prices will be at least partially offset by increased telecommunications usage and decreased costs.

  Cost of revenue is primarily comprised of costs incurred from other domestic and foreign telecommunications carriers to access, transport and terminate calls. The majority of the Company's cost of revenue is variable, based upon the number of minutes of use, with transmission and termination costs being the Company's most significant expense. As the Company increases the portion of traffic transmitted over its own facilities, cost of revenue increasingly will reflect lease, ownership and maintenance costs of the Network. In order to manage such costs, the Company pursues a flexible approach with respect to Network expansion. The Company initially obtains transmission capacity on a variable-cost, per-minute leased basis, next acquires additional capacity on a fixed-cost basis when traffic volume makes such a commitment cost-effective, and ultimately purchases and operates its own facilities only when traffic levels justify such investment. The Company also seeks to lower its cost of revenue through (a) optimizing the routing of calls over the least cost routing, (b) increasing volumes on its fixed cost leased lines, thereby spreading the allocation of fixed costs over a larger number of minutes, (c) negotiating lower variable usage based costs with domestic and foreign service providers and negotiating additional and lower cost correspondent agreements with foreign PTTs, and (d) continuing to expand the Network when traffic volumes justify such investment. See "Risk Factors--Managing Rapid Growth" and "Business--Network."

  Typical of the long distance telecommunications industry, the Company generally realizes a higher gross margin as a percentage of net revenue on its international compared to its domestic long distance services and expects to realize a higher gross margin as a percentage of net revenue on its retail services compared to those realized on its wholesale services. In addition, the Company generally realizes a higher gross margin as a percentage of net revenue on its long distance services as compared to those realized on local switched and cellular services. Although, after giving effect to the acquisition of Axicorp, the Company's wholesale services represent only a small percentage of its net revenue, the Company expects such services to represent a significantly larger percentage of net revenue over time. While wholesale services generate a lower gross margin as a percentage of net revenue, the additional traffic volume of such wholesale customers improves the utilization of the Network and allows the Company to obtain greater volume discounts from its suppliers than it otherwise would realize. The Company's overall gross margin as a percentage of net revenue may fluctuate in the future based on its relative volumes of international versus domestic long distance services and wholesale versus retail long distance services.

  Selling, general and administrative expenses are comprised primarily of salaries and benefits, commissions, occupancy costs, sales and marketing expenses, advertising and administrative costs. These expenses have been increasing over the past year, which is consistent with the development stage nature of the Company, expansion of the United States and United Kingdom operations, and the transformation of Axicorp's operations. The Company expects this trend to continue and believes that additional selling, general and administrative expenses will be necessary to support the expansion of sales and marketing efforts and operations.

  Since its inception, the Company has made, and expects to continue to make, significant investments in the development of its operations in its Targeted Regions and the development and expansion of the Network. The costs of developing its operations and expanding the Network, including the purchase and installation of switches, sales and marketing expenses and other organizational costs, are significant. In addition, increased capital investment activity in the future can be expected to affect the Company's operating results in the near term due to increased depreciation charges and interest expense in connection with borrowings to fund such expenditures, which costs will be incurred in advance of the realization of the expected improvements in operating results from such investments. Such costs and investment activity have resulted in negative cash flows and operating losses for the Company on an historical basis, which are expected to continue to increase in the near future as the Company uses the proceeds of the Offering to accelerate the expansion of its business and the build-out of the Network. The Company currently anticipates spending approximately $50 million on the improvement and expansion of the Network during the next 18 months. See "--Liquidity and Capital Resources" and "Use of Proceeds."

  Although the Company's functional currency is the U.S. dollar, the majority of the Company's net revenue is derived from its sales and operations outside the United States. On a pro forma basis, approximately 94% and 99% of the Company's net revenue was earned, and approximately 91% and 97% of the Company's operating costs was incurred, in currencies other than the U.S. dollar for the six months ended June 30, 1996 and the year ended December 31, 1995, respectively. In the future, the Company expects to continue to derive the majority of its net revenue and incur the majority of its operating costs outside the United States. The international scope of the Company's net revenue and operating costs creates numerous offsetting positions which the Company believes reduce its exposure to foreign currency fluctuations relative to the U.S. dollar. The Company historically has not engaged, and does not currently contemplate engaging, in hedging transactions to mitigate foreign exchange risks. See "Risk Factors--Risks Associated with International Operations."

RESULTS OF OPERATIONS

  As a result of the Company's acquisition of Axicorp on March 1, 1996 and the development stage nature of the Company in the first quarter of 1995, the Company believes that a comparison of the historical results of operations for the six-month periods ended June 30, 1995 and 1996 is not meaningful and that such results are not necessarily indicative of results for any future period. Accordingly, the historical results of operations are supplemented with a more extensive discussion of the pro forma results of operations for the six months ended June 30, 1995 and 1996 and the pro forma quarterly results of operations for each of the six quarters in the period ended June 30, 1996, which results give effect to the acquisition of Axicorp as if it had occurred on January 1, 1995. A discussion of the Company's historical results of operations for the six months ending June 30, 1995 and 1996, the period from inception (February 4, 1994) through December 31, 1994 and the year ended December 31, 1995, and a discussion of Axicorp's historical results of operations for the years ended March 31, 1995 and 1996 follow the discussion of the Company's pro forma results of operations.

PRO FORMA RESULTS

 Results of Operations for the Six Months Ended June 30, 1996 Compared to the Six Months Ended June 30, 1995

  The following table presents certain items from the Company's Unaudited Pro Forma Consolidated Statements of Operations:

                                                 SIX MONTHS ENDED JUNE 30,
                              YEAR ENDED        -------------------------------
                          DECEMBER 31, 1995         1995             1996
                          --------------------  --------------   --------------
                              $          %         $       %        $       %
                          ----------  --------  -------  -----   -------  -----
                              (IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Net revenue.............  $  125,628    100.0%  $47,930  100.0%  $91,783  100.0%
Cost of revenue.........     114,639     91.3    43,141   90.0    83,918   91.4
                          ----------  -------   -------  -----   -------  -----
  Gross margin..........      10,989      8.7     4,789   10.0     7,865    8.6
Operating expenses:
 Selling, general and
  administrative........      12,955     10.3     5,376   11.2     8,791    9.6
 Depreciation and amor-
  tization..............       1,842      1.5       879    1.8     1,098    1.2
                          ----------  -------   -------  -----   -------  -----
  Total operating ex-
   penses...............      14,797     11.8     6,255   13.1     9,889   10.8
                          ----------  -------   -------  -----   -------  -----
Income (loss) from oper-
 ations.................      (3,808)    (3.0)   (1,466)  (3.1)   (2,024)  (2.2)
Interest expense........        (885)    (0.7)     (446)  (0.9)     (473)  (0.5)
Interest income.........         132      0.1        30    0.1       209    0.2
Other income (expense)..         --       --        --     --       (268)  (0.3)
                          ----------  -------   -------  -----   -------  -----
Income (loss) before in-
 come taxes.............      (4,561)    (3.6)   (1,882)  (3.9)   (2,556)  (2.8)
Income taxes............         124      0.1        68    0.1       743    0.8
                          ----------  -------   -------  -----   -------  -----
Net income (loss).......  $   (4,685)    (3.7)% $(1,950)  (4.1)% $(3,299)  (3.6)%
                          ==========  =======   =======  =====   =======  =====

  Net revenue increased 92%, or $43.9 million, from $47.9 million for the six months ended June 30, 1995 to $91.8 million for the six months ended June 30, 1996. The Australian net revenue increased 80%, or $37.9 million, from $47.7 million to $85.6 million. The increase was attributable to growth in minutes of traffic primarily from business customers, as well as an increased number of cellular customers. Non-Australian net revenue was $6.2 million for the six months ended June 30, 1996 as compared to minimal revenue of $0.2 million for the six months ended June 30, 1995. The increase was attributable to a greater number of customers in all non-Australian geographical regions of the Company's business and an increase in minutes of use to higher rate per minute countries, including India, Iran, Japan and Argentina. As the Company continues to build its sales and marketing staff, establish additional carrier arrangements and expand the Network, the Company expects the minutes of traffic and associated revenue to continue to increase.

  Cost of revenue increased 95%, or $40.8 million, from $43.1 million for the six months ended June 30, 1995 to $83.9 million for the six months ended June 30, 1996. The increase was a direct reflection of the increased traffic the Company carried for customers. The Australian cost of revenue increased 79%, or $34.1 million, from $42.9 million for the six months ended June 30, 1995 to $77.0 million for the six months ended June 30, 1996. The Australian cost of revenue increase is primarily driven by increased traffic and, to a lesser extent, lower tariff rate discounts implemented by Telstra in February 1996. The Australian cost of revenue as a percentage of revenue remained constant at 90%. The non-Australian cost of revenue increased $6.8 million as a result of increased traffic. Cost of revenue as a percentage of net revenue increased from 90% to 91%. The non-Australian cost of revenue as a percentage of net revenue increased as a result of the lack of return traffic associated with newly initiated correspondent agreements, and traffic being carried on more expensive carriers because of lack of adequate capacity with lower cost carriers.

  Gross margin increased 64%, or $3.1 million, from $4.8 million for the six months ended June 30, 1995 to $7.9 million for the six months ended June 30, 1996. The Australian gross margin percentage remained constant at 10%. The non-Australian operations reported a gross deficit of $0.8 million.

  Selling, general and administrative expenses increased 64%, or $3.4 million, from $5.4 million for the six months ended June 30, 1995 to $8.8 million for the six months ended June 30, 1996. The Australian operations increased selling, general and administrative expenses $1.4 million as a result of increased salaries and benefits, commissions and administrative expenses to support the continued growth in the business. The Australian selling, general and administrative expenses as a percentage of net revenue decreased from 10% to 7% for the six months ended June 30, 1995 and 1996, respectively, as a result of fixed costs being spread over an increasing revenue base. The non-Australian operations account for the remaining increase of $2.0 million due to growth in sales and marketing staffing levels, network operations expenses, and customer service costs.

  Depreciation and amortization increased 25%, or $0.2 million, from $0.9 million for the six months ended June 30, 1995 to $1.1 million for the six months ended June 30, 1996. The increase was primarily attributable to depreciation for $0.7 million for capital additions associated with the development of the customer billing system in Australia and $0.9 million of capital additions for network equipment in the non-Australian markets.

  Interest expense increased 6% as a result of additional capital leases to finance network switching equipment in the United States, as well as the incurrence of $2.0 million of debt from Teleglobe in February of 1996.

  Interest income increased from a negligible amount in the six months ended June 30, 1995 to $0.2 million in the six months ended June 30, 1996 as a result of higher average cash balances invested overnight generated from the private equity placements in December 1995 and February 1996.

  Other income (expense) is comprised of a foreign currency transaction loss of $0.3 million for the six months ended June 30, 1996 associated with the debt related to the acquisition of Axicorp, which is denominated in Australian dollars. Fluctuations in the currency exchange rates between the Australian and U.S. dollar will cause currency transaction gains or losses which will be recognized in the current period results of operations.

  Income taxes is based on the income before taxes generated by Axicorp and payable to the Australian federal government. There was no income tax provision (benefit) reflected in either period for the non-Australian operations as pre-tax losses were incurred in both periods and a full valuation reserve was applied to the tax benefit.

 Quarterly Results of Operations

  The following table sets forth unaudited pro forma consolidated statement of operations data for each of the six fiscal quarters in the period ending June 30, 1996 and has been prepared assuming the acquisition of Axicorp occurred as of January 1, 1995. The pro forma quarterly information has been derived from, and should be read in conjunction with, the Consolidated Financial Statements of the Company, the Financial Statements of Axicorp and the notes thereto included elsewhere in this Prospectus, and in management's opinion, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results for any future period.

                                   CONSOLIDATED PREDECESSOR AND COMPANY            COMPANY
                          -------------------------------------------------------- --------
                                                   QUARTER ENDED:
                          -----------------------------------------------------------------
                          MARCH 31, JUNE 30,  SEPTEMBER 30, DECEMBER 31, MARCH 31, JUNE 30,
                            1995      1995        1995          1995       1996      1996
                          --------- --------  ------------- ------------ --------- --------
                                       (IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Net revenue:
  United States, United
   Kingdom and Mexico...   $    17  $   204      $   276      $   670     $ 1,931  $ 4,229
  Australia.............    20,701   27,008       37,193       39,559      41,574   44,049
                           -------  -------      -------      -------     -------  -------
    Total net revenue...    20,718   27,212       37,469       40,229      43,505   48,278
Cost of revenue.........    18,491   24,650       34,366       37,130      39,284   44,634
                           -------  -------      -------      -------     -------  -------
  Gross margin..........     2,227    2,562        3,103        3,099       4,221    3,644
Operating expenses:
  Selling, general and
   administrative.......     2,574    2,802        3,593        3,986       3,958    4,834
  Depreciation and amor-
   tization.............       419      460          473          490         525      571
                           -------  -------      -------      -------     -------  -------
    Total operating ex-
     penses.............     2,993    3,262        4,066        4,476       4,483    5,405
                           -------  -------      -------      -------     -------  -------
Loss from operations....      (766)    (700)        (963)      (1,377)       (262)  (1,761)
Interest expense........      (221)    (226)        (219)        (221)       (236)    (238)
Interest income.........        22        8           36           66         170       38
Other income (expense)..       --       --           --           --         (213)     (55)
                           -------  -------      -------      -------     -------  -------
Loss before income tax-
 es.....................      (965)    (918)      (1,146)      (1,532)       (541)  (2,016)
Income taxes............       --        68           59           (2)        648       96
                           -------  -------      -------      -------     -------  -------
Net loss................   $  (965) $  (986)     $(1,205)     $(1,530)    $(1,189) $(2,112)
                           =======  =======      =======      =======     =======  =======
Net revenue growth per-
 centage:
  United States, United
   Kingdom and Mexico...       --   1,100.0%        35.3%       142.8%      188.2%   119.0%
  Australia.............       --      30.5%        37.7%         6.4%        5.1%     6.0%
    Total...............       --      31.3%        37.7%         7.4%        8.1%    11.0%
Gross margin percent-
 age....................      10.7%     9.4%         8.3%         7.7%        9.7%     7.5%
Selling, general and
 administrative expenses
 as a percentage of net
 revenue................      12.4%    10.3%         9.6%         9.9%        9.1%    10.0%

  Quarterly net revenue increased from $20.7 million in the quarter ended March 31, 1995 to $48.3 million in the quarter ended June 30, 1996. The Australian net revenue growth in each quarter was due to an increase in traffic volume primarily as a result of an increase in the business customer base. The lower rate of growth in Australian net revenue from the quarter ended September 30, 1995 as compared to the subsequent two quarters is primarily a result of management's shift in focus to the sale of Axicorp to the Company and, in the quarter ended June 30, 1996, management's strategic decision to focus on higher-margin, higher-volume business customers and an increase in the level of competition. The lower rate of growth in the Company's net revenue from the quarter ended September 30, 1995 as compared to the three subsequent quarters is primarily a result of management's strategic decision to focus on higher-margin, higher-volume business customers and an increase in the level of competition in Australia, offset by an increase in the traffic volumes primarily associated with increased carrier traffic in the United States and the introduction of service in the United Kingdom.

  Quarterly gross margin percentages have trended downward during the six quarters from 11% in the quarter ended March 31, 1995 to 8% in the quarter ended June 30, 1996. The reduction in the quarterly gross margin percentage in each of the quarters of 1995 was primarily a result of the lower tariff rate discounts implemented by Telstra in the Australian market. In the next two quarters, gross margin percentages were favorably affected by, in Australia, lower cost per minute of cellular service due to volume discounts and, in the last quarter, current management's focus on higher-margin, higher-volume business customers, offset by negative gross margin due to start-up of non-Australian operations.

  The Company's quarterly selling, general and administrative expenses have trended upward during the six month period from $2.6 million in the quarter ended March 31, 1995 to $4.8 million in the quarter ended June 30, 1996. The quarterly selling, general and administrative expense increase is reflective of the worldwide growth in the Company's operations, including increased personnel costs, network operations costs, sales and marketing expenses and internal billing systems development costs. The selling, general and administrative expenses in the fourth quarter of 1995 increased due to the conversion costs associated with the Australian operations providing direct billing and customer service to its customer base. In the quarter ended June 30, 1996, selling, general and administrative expenses increased as a percentage of net revenue due to substantial expenditures incurred in the commencement of non-Australian operations.

  Quarterly depreciation and amortization reflects an increasing trend as a result of the Company's continued investment in property and equipment primarily associated with the expansion of the Network. This trend is expected to continue in the foreseeable future.

HISTORICAL RESULTS--PRIMUS

 Results of Operations for the Six Months Ended June 30, 1996 Compared to the Six Months Ended June 30, 1995

  Net revenue increased $65.2 million, from $0.2 million for the six months ended June 30, 1995 to $65.4 million for the six months ended June 30, 1996. The growth was attributable to $59.3 million of net revenue associated with Axicorp from the purchase date of March 1, 1996 through June 30, 1996. The remaining $5.9 million of net revenue growth was associated primarily with the commencement of the Company's United States and United Kingdom operations.

  Cost of revenue increased $60.0 million, from $0.2 million for the six months ended June 30, 1995 to $60.2 million for the six months ended June 30, 1996 as a direct result of the increased net revenue. Axicorp's cost of revenue for the four months ended June 30, 1996 was $53.2 million, or 90% of Axicorp's net revenue during such period, while the non-Australian cost of revenue for the full six months ended June 30, 1996 was $7.0 million or 113% of non-Australian net revenue. The non-Australian cost of revenue reflects the start-up nature of the Network and traffic being carried on more expensive carriers until adequate capacity on lower cost carriers could be established. In addition, the Company's cost of revenue as a percentage of net revenue was effected by the lack of return traffic associated with newly-initiated correspondent agreements.

  Selling, general and administrative expenses increased from $0.7 million to $6.7 million for the six months ended June 30, 1995 to June 30, 1996. Approximately $4.0 million of the increase was attributable to the four months of activity associated with Axicorp and the remaining $2.0 million related to the non-Australian operations as a result of increased staffing levels, increased sales and marketing activity and network operation costs. The non-Australian selling, general and administrative costs as a percentage of net revenue for the six months ended June 30, 1996 was 44%, which is reflective of the growth stage of such business. The Australian selling, general and administrative expense as a percentage of net revenue was 7% for the four months from acquisition to June 30, 1996.

  Depreciation and amortization increased $0.7 million, from $0.1 million for the six months ended June 30, 1995 to $0.8 million for the six months ended June 30, 1996. The majority of the increase was a result of the acquisition of Axicorp and was comprised of amortization of goodwill and the customer lists which totaled $0.5 million. The remaining increase is associated with depreciation related to Axicorp's assets and increased depreciation expense for the Company as a result of additional capital expenditures for switching and network related equipment.

  Interest expense increased $0.3 million as a result of the additional debt incurred by the Company in connection with the acquisition of Axicorp, which totaled $8.4 million as of June 30, 1996, and was outstanding for the four-month period from March 1, 1996 (the date of acquisition) to June 30, 1996. Additionally, the Company incurred increased interest expense as a result of the issuance of a $2.0 million note payable to a stockholder (Teleglobe) in February 1996.

  Interest income of $0.1 million during the six months ended June 30, 1996 relates to the temporary investment of the funds received from the private placements of equity made by the Company in 1995 and 1996.

  Other income (expense) of $0.3 million for the six months ended June 30, 1996 related to foreign currency transaction losses on the Australian dollar-denominated debt incurred by the Company payable to the sellers for its acquisition of Axicorp as a result in the appreciation of the Australian dollar against the U.S. dollar during the period.

  Income taxes amount was fully attributable to the operations of Axicorp for the four months from the date of purchase, and represented the amount of expense for Australian federal government taxes.

 Results of Operations for the Year Ended December 31, 1995 Compared to the Period from Inception (February 4, 1994) to December 31, 1994

  Net revenue and cost of revenue in 1995 were $1.2 million and $1.4 million, respectively. During the period ended December 31, 1994, the Company did not have net revenue or cost of revenue as it was in the development stage and involved in various start-up activities including raising capital, obtaining licenses, acquiring equipment, leasing space, developing markets, and recruiting and training personnel. In March 1995, the Company began generating net revenue and associated cost of revenue.

  Gross deficit for 1995 was $0.2 million. As the Company began generating revenue in 1995, there were fixed network costs that were not offset by the net revenue generated.

  Selling, general and administrative expenses increased from $0.6 million in 1994 to $2.0 million in 1995. The increase was primarily due to additional costs incurred to support the formation of the Company's administrative, management, sales and operations personnel.

  Depreciation and amortization increased to $0.2 million in 1995. The increase in depreciation and amortization expense was directly related to the purchase of Network equipment, including the Company's switch in Washington, D.C.

HISTORICAL RESULTS--AXICORP

 Results of Operations for the Twelve Months Ended March 31, 1996 Compared to the Twelve Months Ended March 31, 1995

  The audited financial statements of Axicorp included in this Prospectus cover the twelve month period ended March 31, 1996 and the nine month period ended March 31, 1995. In order to provide a more meaningful presentation of the changes in the operations of Axicorp, the unaudited results of operations for the three months ended June 30, 1994 have been combined with the audited results for the nine-month period ended March 31, 1995 to arrive at a twelve-month period ended March 31, 1995 ("fiscal 1995") for purposes of comparison to the audited twelve-month period ended March 31, 1996 ("fiscal 1996").

  The following table presents certain items from Axicorp's Statement of
Operations:

                            THREE     NINE
                            MONTHS   MONTHS
                            ENDED     ENDED    TWELVE MONTHS ENDED MARCH 31,
                           JUNE 30, MARCH 31, ----------------------------------
                             1994     1995         1995              1996
                           -------- --------- ---------------- -----------------
                                                 $       %         $       %
                                              -------- ------- --------- -------
                                 (IN THOUSANDS, EXCEPT PERCENTAGE DATA)
Net revenue..............   $4,269   $44,797  $ 49,066  100.0% $ 144,345  100.0%
Cost of revenue..........    3,855    40,405    44,260   90.2    131,712   91.2
                            ------   -------  -------- ------  --------- ------
  Gross margin...........      414     4,392     4,806    9.8     12,633    8.8
Operating expenses:
  Selling, general and
   administrative........      480     4,277     4,757    9.7     11,558    8.0
  Depreciation and amor-
   tization..............        5        43        48    0.1        235    0.2
                            ------   -------  -------- ------  --------- ------
    Total operating ex-
     penses..............      485     4,320     4,805    9.8     11,793    8.2
                            ------   -------  -------- ------  --------- ------
Income (loss) from opera-
 tions...................      (71)       72         1    --         840    0.6
Interest expense.........      --        --        --     --         --     --
Interest income..........      --         30        30    0.1        219    0.2
Other income (expense)...      --        --        --     --         --     --
                            ------   -------  -------- ------  --------- ------
Income (loss) before in-
 come taxes..............      (71)      102        31    0.1      1,059    0.8
Income taxes.............      --          4         4    --         492    0.3
                            ------   -------  -------- ------  --------- ------
Net income (loss)........   $  (71)  $    98  $     27    0.1% $     567    0.4%
                            ======   =======  ======== ======  ========= ======

  Net revenue increased 194%, or $95.2 million, from $49.1 million in fiscal 1995 to $144.3 million in fiscal 1996 primarily due to an increase in volume of traffic as a result of an increased number of business customers. Net revenue also increased as a result of an increase in the number of cellular customers. The Company became one of four authorized resellers of Telstra's analog and digital cellular service in May 1995.

  Cost of revenue increased 198%, or $87.4 million, from $44.3 million in fiscal 1995 to $131.7 million in fiscal 1996. The increase was attributable to increased minutes of use, a higher percentage of net revenue being attributable to cellular services, which have lower margins than non-cellular services, and price reductions by Axicorp in response to lower tariff rate discounts implemented by Telstra which were effective in February 1996. Cost of revenue is comprised of those costs associated with the transmission and termination of traffic by Telstra. As a percentage of net revenue, cost of revenue increased from 90% in fiscal 1995 to 91% in fiscal 1996.

  Gross margin increased 163%, or $7.8 million, from $4.8 million in fiscal 1995 to $12.6 million in fiscal 1996. As a percentage of revenue, gross margin decreased from 10% in fiscal 1995 to 9% in fiscal 1996 as a result of higher cost of revenue.

  Selling, general and administrative expenses increased 143%, or $6.8 million, from $4.8 million in fiscal 1995 to $11.6 million in fiscal 1996. The increase consisted of personnel costs, network operations cost, sales and marketing expenses and internal billing systems development costs which were attributable to the overall growth in the business during this period. As a percentage of net revenue, selling, general and administrative expenses decreased from 10% in fiscal 1995 to 8% in fiscal 1996, primarily as a result of fixed costs being spread over a higher revenue base.

  Depreciation and amortization increased to $0.2 million in fiscal 1996. The entire increase was attributable to $0.7 million of fiscal 1996 asset expenditures primarily related to the internal development of Axicorp's billing system and fiscal 1995 asset purchases of $0.3 million having a full year of depreciation and amortization.

  Interest income increased $0.2 million from fiscal 1995 to fiscal 1996 as a result of higher average cash and cash equivalent balances generated primarily from cash generated from operations.

  Income taxes represented the Australian federal statutory tax rate applied to income before income taxes, net of permanently non-deductible items.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's liquidity requirements arise from working capital needs, purchases of network equipment including switches, peripheral equipment, and international fiber cable capacity and interest and principal payments on outstanding indebtedness, including capital leases. From time to time the Company evaluates acquisitions of businesses which complement the business of the Company. Depending on the cash requirements of potential transactions, the Company may finance such transactions with a portion of the proceeds of the Offering, bank borrowings or its cash flow from operations, or the Company may raise additional funds through other financing vehicles. The Company, however, has no present understanding, commitment or agreement with respect to any acquisition, and is not currently involved in negotiations. There can be no assurance that if the Company were to pursue such an opportunity, any such acquisition would occur or that the funds to finance any such acquisition would be available on reasonable terms, if at all.

  Historically, the Company's working capital and liquidity needs have been funded from the private placement of equity securities and, to a lesser extent, through stockholder loans and capital leases. As of June 30, 1996, the Company had a working capital deficit of $13.5 million primarily attributable to the current portion of long-term obligations of $10.6 million. On July 31, 1996, the Company sold $15.8 million, net of transaction costs, of additional equity in the Private Equity Sale which, on a pro forma basis as of June 30, 1996, would result in working capital of $2.3 million.

  The Company currently anticipates spending approximately $50 million on the improvement and expansion of the Network during the next 18 months, including $10 million of capital expenditures in the remainder of 1996, which includes the purchase of switches and related peripheral equipment for the implementation of international gateways in Los Angeles and New York. The expected 1997 and 1998 capital expenditures include switches, network equipment, international fiber cable capacity, and other international facilities.

  The Company currently is in discussions to obtain a line of credit to provide it with additional funding to meet its capital requirements and will use capital lease financings as appropriate. There can be no assurance that the Company will be able to obtain a line of credit or capital lease financing on commercially reasonable terms, if at all. The Company believes that the net proceeds from the Offering, together with the net proceeds from the Private Equity Sale, borrowing capacity under an expected line of credit, available vendor financing and cash flow from operations, will be sufficient to fund the Company's working capital, capital expenditures and other cash needs for the next 18 months. Additional funding through the incurrence of debt or sale of additional equity will be required to meet the Company's growth plans beyond the second quarter of 1998, although there can be no assurance that such additional funds can be obtained on acceptable terms, if at all. If necessary funds are not available, the Company's business and results of operations and the future expansion of the business could be materially adversely affected.

                                   BUSINESS

GENERAL

  Primus is a multinational telecommunications company that focuses on the provision of international and domestic long distance services. The Company seeks to capitalize on the increasing business and consumer demand for international telecommunications services generated by the globalization of world economies and the worldwide trend toward deregulation of the telecommunications sector. The Company has targeted North America, Asia-Pacific and Europe as its primary service regions. The Company currently provides services in the United States, Australia and the United Kingdom, which are the most deregulated countries within the Targeted Regions and which serve as regional hubs for expansion into additional markets within the Targeted Regions. As part of the execution of this strategy, the Company has commenced operations in Canada and Mexico. The Company expects to expand into additional markets as deregulation occurs and the Company is permitted to offer a full range of switched public telephone services.

  For the year ended December 31, 1995 and the six months ended June 30, 1996, the Company had pro forma net revenue of approximately $126 million and $92 million, respectively, after giving effect to the Company's March 1996 acquisition of Axicorp, the fourth largest telecommunications provider in Australia. For the three months ended June 30, 1996, the Company had net revenue of approximately $48 million. As of July 31, 1996, the Company had 221 full-time employees and approximately 24,000 customers.

  The Company targets, on a retail basis, small- and medium-sized businesses with significant international long distance traffic and ethnic residential consumers and, on a wholesale basis, other telecommunications carriers and resellers with international traffic. The Company provides a broad array of competitively priced telecommunications services, including international long distance to over 200 countries, domestic long distance, international and domestic private networks, prepaid and calling cards and toll-free services, as well as local switched and cellular services in Australia. The Company markets its services through a variety of channels, including direct sales, independent agents, direct marketing and associations.

  The Company is implementing an international telecommunications Network to reduce and control costs, improve service reliability and increase flexibility to introduce new products and services. The Network currently consists of an international gateway switch in Washington, D.C., points-of-presence in New York and London, and leased transmission capacity connecting to the networks of other international and domestic carriers. The Company also has correspondent agreements with government-owned PTTs in India, Iran and Honduras. The Company has installed three additional international gateway switches in Melbourne, Sydney and Toronto, has acquired two international gateway switches for installation in New York and Los Angeles and three other switches for installation in Adelaide, Brisbane and Perth, all eight of which are expected to be operational by the first quarter of 1997. The Company expects to acquire an additional switch for installation in London and additional switches and points-of-presence for installation in other major metropolitan areas of the Targeted Regions. The Company expects to connect its gateway switches between Sydney and Los Angeles with a trans-Pacific fiber-optic cable link by the end of the first quarter of 1997. The Company also intends to purchase additional switches and ownership in international fiber-optic cables, install international gateway satellite earth station facilities, lease additional transmission capacity and, where necessary, obtain additional correspondent agreements.

INDUSTRY OVERVIEW

  General. The international long distance industry, which involves the transmission of voice and data from the domestic telephone network of one country to another, is undergoing a period of fundamental change that has resulted, and is expected to continue to result, in significant growth in usage of international telecommunication services. In 1994, the international long distance industry accounted for $50 billion in revenues and 53 billion minutes of use, up from $29 billion in revenues and 28 billion minutes of use in 1989. Industry sources estimate that by the year 2000 this market will have expanded to $93 billion in revenues and 111 billion minutes of use, representing compound annual growth rates from 1994 of 11% and 13%, respectively. The following chart illustrates the estimated total 1994 domestic and international revenues for long distance calls in the Operating Hubs and Mexico:

(PIE CHART SHOWING 1994 ESTIMATED TOTAL DOMESTIC AND INTERNATIONAL REVENUE FOR
  LONG DISTANCE CALLS IN THE UNITED STATES, THE UNITED KINGDOM, AUSTRALIA AND
                                   MEXICO.)



  The Company believes the growth in international long distance services is being driven by (i) increased demand for international telecommunications services generated by the globalization of world economies and the worldwide trend toward deregulation of the telecommunications sector, (ii) declining prices and a wider choice of products and services driven by greater competition resulting from privatization and deregulation, (iii) increased telephone density and accessibility resulting from technological advances and greater investment in telecommunications infrastructure, including deployment of wireless networks, and (iv) increased international business and leisure travel.

  The competition spurred by privatization and deregulation, in addition to resulting in a wider choice of products and services, has resulted in lower prices. The Company believes, however, that the lower price environment resulting from the increase in competition has been more than offset by cost decreases, as well as an increase in telecommunications usage. For example, based on FCC data for the period 1989 through 1994, per minute settlement payments by U.S. based carriers to PTTs fell 26%, from $0.70 per minute to $0.52 per minute. Over this same period, however, per minute international billed revenue fell only 5%, from $1.02 in 1989 to $0.97 in 1994. Therefore, gross profit per international minute (before local access charges) grew from $0.32 in 1989 to $0.45 in 1994, a 41% increase. Although there can be no assurances, the Company believes that as settlement rates and costs for leased capacity continue to decline, international long distance will continue to provide high revenue and gross profit per minute.

  Classification of Service Providers. International long distance carriers generally can be categorized according to ownership and use of transmission facilities and switches. Although no carrier utilizes exclusively owned facilities for the transmission of all of its long distance traffic, carriers vary from being primarily facilities-based (i.e. they own and operate their own land based or undersea cable and switches) to those that are purely resellers of another carrier's transmission network. Generally, the first-tier long distance companies (e.g., AT&T, MCI and Sprint in the United States; British Telecom and Mercury in the United Kingdom; and Telstra and Optus in Australia) are transmission facilities-based carriers that own and operate a domestic fiber-based network. Second-tier long distance companies (e.g., Frontier and LCI in the United States; WorldCom and ACC in the United Kingdom; and AAPT in Australia) own switching facilities but generally do not own cable transmission facilities. The third-tier of the market consists of long distance companies that are generally switchless resellers that rely on the transmission facilities of other carriers.

  Regulatory and Competitive Environment. Prior to deregulation, the long distance carriers in any particular country generally were government-owned monopoly carriers, such as British Telecom in the United Kingdom, Telstra in Australia and Telmex in Mexico. Deregulation of a particular telecommunications market typically has begun with the introduction of a second long distance carrier, followed by the authorization of multiple carriers. In the United States, one of the first deregulated markets, deregulation began in the 1960's with MCI's authorization to provide long distance service and was followed in 1984 by AT&T's divestiture of the RBOCs and, most recently, by the passage of the 1996 Telecommunications Act. Deregulation has occurred elsewhere, such as in the United Kingdom, and is being implemented in other countries, including Australia and Mexico.

  Call Dynamics. A long distance telephone call consists of three parts: origination, transport and termination. Generally, a domestic long distance call originates on a local exchange network and is transported to the network of a long distance carrier. The call is then carried along the long distance network to another local exchange network where the call is terminated. An international long distance call is similar to a domestic long distance call, but typically involves at least two long distance carriers: the first carrier transports the call from the country of origination, and the second carrier terminates the call in the country of termination. These long distance telephone calls are classified as one of three types of traffic. A call made from the United States to the United Kingdom is referred to as outbound traffic for the United States carrier and inbound traffic for the United Kingdom carrier. The third type of traffic, international transit traffic, originates and terminates outside a particular country, but is transported through that country on a carrier's network. Since most major international fiber optic cable systems are connected to the United States, and international long-distance prices are substantially lower in the United States than in other countries, a large volume of international transit traffic is routed through the United States.

  International calls are transported by land-based or undersea cable or by microwave via satellites. A carrier can obtain voice circuits on cable systems either through ownership or leases. Ownership in cables is acquired either through Indefeasible Rights of Use ("IRUs") or Minimum Assignable Ownership Units ("MAOUs"). The fundamental difference between an IRU holder and an owner of MAOUs is that the IRU holder is not entitled to participate in management decisions relating to the cable system. Between two countries, a carrier from each country owns a "half-circuit" of a cable, essentially dividing the ownership of the cable into two equal components. Additionally, any carrier generally may lease circuits on a cable from another carrier. Unless a carrier owns a satellite, satellite circuits also must be leased from one of several existing satellite systems.

  Accounting Rate System. Under the accounting rate system (also known as the settlement system), which is the traditional regulatory model, international long distance traffic is exchanged under bilateral operating agreements, or correspondent agreements, between carriers in two countries. Operating agreements generally are three to five years in length and provide for the termination of traffic in, and return traffic to, the carriers' respective countries at a negotiated accounting rate, known as the Total Accounting Rate ("TAR"). In addition, operating agreements provide for network coordination and accounting and settlement procedures between the carriers. Both carriers are responsible for their own costs and expenses related to operating their respective halves of the end-to-end international connection.

  Settlement costs, which equal one-half of the TAR, are the fees owed to another international carrier for transporting traffic on its facilities. Settlement costs are reciprocal between each party to an operating agreement at a negotiated rate (which must be the same for all United States-based carriers, unless the FCC approves an exception). For example, if a foreign carrier charges a U.S. carrier $0.30 per minute to terminate a call in the foreign country, the U.S. carrier would charge the foreign carrier the same $0.30 per minute to terminate a call in the United States. Additionally, the TAR is the same for all carriers transporting traffic into a particular country, but varies from country to country. The term "settlement costs" arises because carriers essentially pay each other on a net basis determined by the difference between inbound and outbound traffic between them. The following chart illustrates an international long distance call using the settlement system:

   [DIAGRAM SHOWING TRADITIONAL METHOD OF TRANSPORTING INTERNATIONAL TRAFFIC
                        USING CORRESPONDENT AGREEMENTS]



  Operating agreements typically provide that a carrier will return terminating traffic ("return traffic") in proportion to the traffic it receives. Return traffic generally is more profitable than outgoing traffic because the settlement rate per minute is substantially greater than the incremental cost of terminating a call in the country due to the lack of marketing expense and billing costs, as well as the lower cost structure associated with terminating calls in the United States. Generally, there is a six-month lag between outbound traffic and the allocation of the corresponding return traffic and, in certain instances, a minimum volume commitment must be achieved before qualifying for receipt of return traffic.

  Alternative Calling Procedures. As the international long distance market has deregulated, long distance companies have devised alternative calling procedures ("ACPs") in order to complete calls more economically than under the accounting rate system. Some of the more significant ACPs include (i) transit, (ii) refiling or "hubbing," (iii) international simple resale ("ISR") and (iv) call-back. The most common method is transit, which allows traffic between two countries to be carried through a third country on another carrier's network. This procedure, which requires agreement among the particular long distance companies and the countries involved, generally is used either for overflow traffic during peak periods or where a direct circuit may not be available or justified based on traffic volume. Refiling or "hubbing" of traffic, which takes advantage of disparities in settlement rates between different countries, allows traffic to a potential country to be treated as if it originated in another country that enjoys lower settlement rates with the destination country, thereby resulting in a lower overall costs on an end-to-end basis. United States based carriers are beneficiaries of refiling on behalf of other carriers because of low international rates. The difference between transit and refiling is that, with respect to transit, the carrier in the destination country has a direct relationship with the originating carrier, while with refiling, the carrier in the destination country is likely not to even know the identity of the originating carrier. The choice between transit and refiling is determined primarily by cost. With ISR, a carrier may completely bypass the settlement system by connecting an international leased line to the public switch telephone network ("PSTN") of a foreign country or directly to a customer premise. ISR currently is allowed by applicable regulatory authorities between a limited number of international routes, including Canada-United Kingdom, United States-United Kingdom, United States-Sweden and United Kingdom-Australia and is currently increasing in use. Call-back avoids the high international rates in a particular country of origin by providing dial tone in a second country with a lower rate, typically the United States.

  Industry Strategies. Strategies to provide international long distance services are driven by the emergence of ACPs and the increased demand for seamless services on a global basis. First-tier service providers primarily utilize correspondent agreements in order to provide international service. Second-tier carriers and new entrants primarily are utilizing ACPs and are developing networks to compete with the first-tier carriers and gain market share. In response, first-tier carriers have formed alliances to provide seamless services and one-stop shopping on a global basis. Examples include Global One (an alliance among Sprint, Deutsche Telekom, France Telecom and others), Concert (an alliance between British Telecom and MCI) and WorldPartners (an alliance among AT&T, Unisource and others). Certain new entrants, including the Company, are establishing their own operations in multiple countries and, to the extent required to serve other selected markets, alliances or other arrangements with other carriers. The following chart illustrates an international long distance call using the Network:



 [DIAGRAM SHOWING DIRECT METHOD OF TRANSPORTING INTERNATIONAL TRAFFIC THROUGH
                              PRIMUS CONNECTIONS]




  Description of Operating Markets. The following is a summary of the size, growth prospects and competitive and regulatory environments of the domestic and international long distance industries in the Targeted Regions:

  UNITED STATES. The United States long distance market is highly deregulated and is the largest in the world. According to the FCC, in 1994 long distance telephone revenue was $71.8 billion, including $13.2 billion from international services (representing 15.5% of the total market). AT&T has remained the largest long distance carrier in the U.S. market, with market share of slightly more than 55%, while MCI and Sprint have market shares of 17% and 10%, respectively. AT&T, MCI and Sprint constitute what generally is regarded as the first-tier in the United States long distance market. Other large long distance companies with more limited ownership of transmission capacity, such as WorldCom, Frontier and LCI, constitute the second-tier of the industry. The remainder of the United States long distance market is comprised of several hundred smaller companies, largely resellers, which are known as third-tier carriers.

  UNITED KINGDOM. Oftel estimates that the market for international and domestic long distance services in the United Kingdom accounted for approximately (Pounds)1.3 billion and (Pounds)4.2 billion in revenues, respectively, during fiscal 1994. In the United Kingdom, British Telecom historically has dominated the telecommunications market and is the largest carrier. Mercury, which owns and operates interchange transmission facilities, is the second largest carrier. The remainder of the United Kingdom long distance market is comprised of an emerging market of licensed telecommunications service providers, such as Energis, and switch-based resellers, such as AT&T, WorldCom, MFS, ACC and Esprit.

  AUSTRALIA. Austel estimates that during 1994, the market for all telecommunication services was A$15 billion and the Company believes that the market for international and domestic long distance services in Australia during 1994 accounted for approximately A$10 billion in revenues. Telstra and Optus are classified as "carriers" because they can own and operate local, national and international transmission networks. Telstra, which is owned by the Australian government, is a traditional facilities-based carrier with a market share of approximately 80%. In addition to the Company and Optus, Telstra currently competes against switched-based resellers such as AAPT, and several switchless resellers and call-back service providers, including PacStar. Australia is planning to further deregulate its long distance market in June 1997 by allowing service providers other than Telstra and Optus to own transmission facilities.

  MEXICO. The market for long distance voice and data telephone services in Mexico accounted for approximately 22.6 billion Pesos in 1994. In Mexico, Telmex is currently the monopoly provider of long distance and local services. In late 1996, however, the long distance market is scheduled to be opened to competition. As a result, several United States-based long distance carriers (such as AT&T and MCI) have formed alliances with Mexican partners to construct long distance networks. Primus, along with MCI, WorldCom and others, currently provides United States-Mexico cross border private line services.

PRIMUS STRATEGY

  The Company's objective is to become a leading provider of international and domestic long distance voice, data and value-added services to its target customers. The Company's strategy to achieve this objective is to focus on providing a full range of competitively priced, high-quality services in the Targeted Regions. Key elements in the Company's strategy include:

  . Focus on Customers with Significant International Long Distance
    Usage. The Company's primary focus is providing telecommunications services to small- and medium-sized businesses with significant international long distance traffic and to ethnic residential consumers and, on a wholesale basis, to other telecommunications carriers and resellers with international traffic. The Company believes that the international long distance market offers an attractive business opportunity given its size and, as compared to the domestic long distance market, its higher revenue per minute, gross margin and expected growth rate. Although the Company expects to obtain a significant percentage of its revenue from offering international long distance services, the Company currently generates, and expects to continue to generate over the near term, a greater percentage of net revenue from domestic long distance services in an effort to build network traffic more quickly.

  . Pursue Early Entry into Selected Deregulating Markets. Primus seeks to be an early entrant into selected deregulating telecommunications markets where it believes there is significant demand for international long distance services, substantial growth and profit potential, and the opportunity to establish a customer base and achieve name recognition. The Company intends to use each Operating Hub as a base to expand into deregulating markets within the Targeted Regions and will focus its expansion efforts on major metropolitan areas with a high concentration of target customers with international traffic. The Company believes that management's international telecommunications experience will assist it in successfully identifying and launching operations in deregulating markets.

  . Implement Intelligent International Network. The Company expects that the strategic development of the Network will lead to reduced transmission and other operating costs as a percentage of net revenue, reduced reliance on other carriers and more efficient network utilization. The Network will consist of (i) a global backbone network connecting intelligent gateway switches in the Targeted Regions, (ii) a domestic long distance network presence in each of the Operating Hubs and certain additional countries within the Targeted Regions and (iii) a combination of leased facilities, resale arrangements and correspondent agreements. In an effort to manage transmission costs, the Company pursues a flexible approach with respect to Network expansion. The Company initially obtains additional transmission capacity on a variable-cost, per-minute leased basis, next acquires additional capacity on a fixed-cost basis when traffic volume makes such a commitment cost-effective, and ultimately purchases and operates its own facilities only when traffic levels justify such investment.

  . Deliver Quality Services at Competitive Prices. The Company delivers high-quality services at competitive prices and provides a high level of customer service. The Company intends to maintain a low-cost structure in order to offer its customers international and domestic long distance services priced below that of its major competitors. In addition, the Company intends to maintain strong customer relationships through the use of trained and experienced service representatives and the provision of customized billing services.

  . Provide a Comprehensive Package of Services. The Company seeks to provide a comprehensive package of services to create "one-stop shopping" for its targeted customers' telecommunications needs, particularly for small- and medium-sized businesses and ethnic residential consumers that prefer a full service telecommunications provider. The Company believes this approach strengthens its marketing efforts and increases customer retention.

NETWORK

  Network Design. The Network will consist of (i) a global backbone network connecting intelligent gateway switches in the Targeted Regions, (ii) a domestic long distance network presence within each of the Operating Hubs and certain additional countries within the Targeted Regions and (iii) a combination of leased facilities, resale arrangements and correspondent agreements.

  The Company has targeted North America, Asia-Pacific and Europe for the development of the Network. Within each of these Targeted Regions, the Company has selected the United States (North America), Australia (Asia-Pacific) and the United Kingdom (Europe) as regional hubs for expansion into additional markets within the Target Regions. These countries were selected based on their market size, potential growth and favorable regulatory environments. The Company has a domestic presence within each of these countries and plans to construct its global backbone network by interconnecting these countries via international gateway switches, and owned and leased transmission facilities. The Company has an established customer base in Australia and is in the process of building its customer base in major metropolitan areas in the Targeted Regions, which will provide the Company with separate points of originating traffic that experience peak network usage at different times of the day, thereby allowing the Company to attain higher utilization of the Network. The Company expects to expand into additional markets as deregulation occurs and the Company is permitted to offer a full range of switched public telephone services. For instance, the Company has used its United States operations to initiate operations with and into Mexico and Canada. The Company intends to use its United Kingdom operations to coordinate efforts to enter other major metropolitan European markets in the European Union, including those in France and Germany, in conjunction with the scheduled deregulation of the telecommunication industry in certain European Union countries in 1998.

  Network Implementation. The Network currently consists of an international gateway switch in Washington, D.C., points-of-presence in New York and London, and leased transmission capacity connecting to the networks of other international and domestic carriers. The Company also has correspondent agreements with India, Iran and Honduras. The Company has installed three additional international gateway switches in Melbourne, Sydney and Toronto and has acquired two international gateway switches for installation in New York and Los Angeles and three other switches for installation in Adelaide, Brisbane and Perth, all eight of which are expected to be operational by the end of the first quarter of 1997. The Company expects to acquire an additional switch for installation in London and install additional points-of-presence and switches in other major metropolitan areas of the Targeted Regions as the traffic usage warrants the expenditure.

  Each of the international gateway switches will be connected to the domestic and international networks of both the Company and other carriers in a particular market, allowing the Company to (i) provide seamless service, (ii) package and market the voice and data services purchased from other carriers under the "Primus" brand name and (iii) divert a portion of that market's United States-bound return traffic through the Company's switches in the United States. In addition, until the Company's customer base grows and it penetrates other deregulating telecommunications markets, the Company intends to transit a significant portion of its traffic through the United States. After the Company's customer base grows and it develops sufficient traffic, the Company intends to develop its own leased or owned facilities to connect to its various switches. Where traffic is light or moderate, the Company intends to obtain capacity to transmit traffic on a per-minute variable cost basis. When traffic volume increases and such commitments are cost effective, the Company intends to either lease or purchase lines on a monthly or longer term basis at a fixed cost and acquire economic interests in transmission capacity through IRUs to international points.

  In countries with highly regulated markets and significant inbound traffic from its customers and targeted customer segments, the Company intends to use correspondent agreements when necessary. Assuming significant levels of inbound and outbound traffic, correspondent agreements may allow the Company to offer better value to customers calling these markets by improving the Company's economics over these routes. The Company currently has correspondent agreements with India, Iran and Honduras and is exploring the possibility of obtaining additional correspondent agreements with PTTs in certain other countries which are not expected to deregulate in the near future, although there can be no assurance that the Company will enter into such agreements on favorable terms, if at all.

SERVICES

  Primus offers a broad array of telecommunications services through the Network and through interconnection with the networks of other carriers. While over time the Company intends to offer a broad range of bundled telecommunication services, the availability of services within a particular market will depend upon regulatory restraints and the availability of services for resale. In order to create a global brand identity, the Company operates under the name "Primus" in all of the Targeted Regions. In addition, the Company operates under the name "Axicorp" in Australia.

  The Company offers the following services in the United States, United Kingdom and Australia:

  . International and Domestic Long Distance. The Company provides international long distance voice services to its customers to over 200 countries and provides domestic long distance voice services within each of the Operating Hubs. On a market-by-market basis, access methods required to originate a call vary according to regulatory requirements and the existing domestic telecommunications infrastructure. In the United States, access methods available to the Company's customers include "1+", toll-free, dedicated (private line) and prefix code access. In the United Kingdom, dedicated and prefix code access are used to originate calls. In Australia, the Company currently is a reseller of services provided by Telstra. When the Company operates its own switches in Australia, its services will be accessed through the use of toll-free, dedicated and prefix code access.

  . Private Network Services. For business customers, the Company designs and implements international private network services that may be used for voice, data and video applications. These services are provided on a turnkey basis whereby the Company installs and operates equipment necessary to provide end-to-end services at the customer's premises. The Company's Mexican operations consist exclusively of the provision of private network services to selected multinational corporations.

  In addition, on a market-by-market basis, the Company provides on a stand alone and/or bundled basis the following services which the Company expects to introduce over time in all of its markets:

  . Prepaid and Calling Cards. The Company offers prepaid and calling cards that may be used by customers for domestic and international telephone calls within and from their home country. With the Company's prepaid card service, a customer purchases a card that entitles the customer to make phone calls on the card up to some monetary limit. The customer is provided an access number (local or toll free phone number) and personal identification number ("PIN"). The customer dials the access number that accesses the Company's switch and an attached voice response unit. The unit confirms the authority of the user to use the account by requiring the PIN to be entered and confirms that a balance is available on the card. With the Company's calling card service, the customer selects a PIN. The account is then billed by Primus on a monthly basis as calls are made using the card. The Company's prepaid cards are offered in the United States and calling cards are offered in the United Kingdom. The Company expects to introduce global prepaid and calling cards in 1997 that will enable customers to make telephone calls in most major countries while they are outside their home country.

  . Cellular Services. The Company is one of four national dealers selling Telstra analog and digital cellular services in Australia. The Company intends to provide cellular services on a resale basis in the United States and the United Kingdom by the end of 1997.

  . Local Switched Service. The Company intends to provide local service on a resale basis as part of its "one-stop shopping" marketing approach, subject to commercial feasibility and regulatory limitations. The Company currently provides local switched service in Australia.

  . Toll-free Services. The Company currently provides domestic and international toll-free services in the United States and intends to offer such services in the United Kingdom and Australia when its switches become operational in such countries.

  New services the Company seeks to introduce in selected markets in 1997 include:

  . Internet Services. The Company intends to offer switched and dedicated access to the Internet for use by commercial and residential customers. These services may be offered on a direct connection to the Internet or on a resale basis. Once connected to the Internet, customers will be able to access services provided by others such as World Wide Web browsing, electronic mail, news feeds and bulletin boards.

  . Data Services. The Company intends to offer packet-switched and frame relay data services in selected markets, a transmission standard which utilizes statistical multiplexing technology. Frame relay enables multiple users to share communication bandwidth for enhanced data transmission.

  . Value-Added Services. The Company intends to offer enhanced facsimile services, audio and video conferencing, and voice-mail.

  There can be no assurance that the Company will be able to launch such services or that, if launched, such services will be successful.

  The Company strives to provide personalized customer service and believes that the quality of its customer service is one of its competitive advantages. The Company's larger customers are actively covered by dedicated account and service representatives who seek to identify, prevent and solve problems. The Company provides toll-free, 24-hour a day customer service in the United States, the United Kingdom and Australia. As of July 31, 1996, the Company employed 44 full-time and 10 part-time customer service representatives.

CUSTOMERS

  The Company's primary focus is providing telecommunications services, on a retail basis, to small- and medium-sized businesses with significant international long distance traffic and ethnic residential consumers and, on a wholesale basis, other carriers and resellers with international traffic. During the Company's initial growth phase in each service market, however, the Company expects that it will build revenue from a variety of customers with either local or long distance (domestic or international) service needs. As of July 31, 1996, the Company had 95 sales and marketing personnel operating from 10 offices.

  Businesses. The Company's business sales and marketing efforts target small- and medium-sized businesses with significant international long distance traffic. The Company believes that these users are attracted to Primus primarily due to its significant price savings compared to first-tier carriers, and secondarily, its personalized approach to customer service and support, including customized billing and bundled service offerings. The Company also sells its services to large multinational corporations on an opportunistic basis. As of July 31, 1996, the Company employed 60 full-time direct sales representatives focused on the business market.

  Residential Consumers. The Company's residential sales and marketing strategy targets ethnic residential consumers who generate high international traffic volumes. The Company believes that these consumers will be attracted to Primus because of its significant price savings as compared to first-tier carriers, simplified pricing structure, multilingual customer service and support and bundled service offerings. As of July 31, 1996, the Company employed 17 full-time direct sales representatives focused on the ethnic residential consumers.

  Telecommunications Carriers and Resellers. The Company competes for the business of other telecommunications carriers and resellers primarily on the basis of price and, to a lesser extent, service quality. The Company believes that long distance services, when sold to telecommunications carriers and other resellers, are, generally, a commodity product and therefore do not benefit from special sales or promotional efforts. Sales to these other carriers and resellers, however, help the Company maximize the use of the Network and thereby minimize fixed costs per minute of use. As of July 31, 1996, the Company employed two direct sales professionals focused on telecommunications carriers and resellers.

SALES AND MARKETING

  The Company markets its services through a variety of sales channels as summarized below:

                                  AGENTS AND                               MEDIA
                         DIRECT   INDEPENDENT                               AND
                         SALES       SALES                                 DIRECT
                         FORCE  REPRESENTATIVES TELEMARKETING ASSOCIATIONS  MAIL
                         ------ --------------- ------------- ------------ ------
Small/Medium Business-
 es.....................    *           *              *            *         *
Consumers...............    *           *              *            *         *
Telecommunications
 Carriers/Resellers.....    *
Multinational Business-
 es.....................    *

  Direct Sales Force. The Company's direct sales force is comprised of 60 full-time employees who focus on the Company's small- to medium-sized business customers with substantial international telecommunications traffic or traffic potential. The Company also employs 17 full-time direct sales representatives focused on ethnic residential consumers and two direct sales representatives who exclusively sell wholesale services to other long distance carriers and resellers. Direct sales personnel are compensated with a base salary plus sales commissions.

  The Company's direct sales efforts will be organized around regional hubs supported by sales offices. The Company currently has offices in Washington, D.C., Tampa, Toronto, Mexico City, London, Melbourne, Sydney, Adelaide, Brisbane and Perth. The Company intends to open additional offices in Los Angeles and New York City by the end of 1996 and thereafter, other major United States metropolitan areas thereafter. These targeted metropolitan areas have a large number of small- and medium-sized businesses and significant ethnic populations.

  Agents and Independent Sales Representatives. The Company supplements its direct sales efforts with a network of agents and independent sales representatives. These agents and representatives, who typically focus on small- and medium-sized businesses, as well as ethnic residential consumers, are paid commissions based on long distance revenue generated. Within major metropolitan regions, the Company usually grants only nonexclusive sales rights, requires its agents and representatives to maintain minimum quotas and prohibits them from selling competitors' products.

  Telemarketing. The Company employs 16 full-time telemarketing sales persons to supplement sales efforts to ethnic residential consumers and small- and medium-sized business customers. From time to time, the Company also engages outside telemarketing agents to supplement its internal telemarketing efforts.

  Associations. Axicorp successfully markets telecommunications services in Australia to members of trade and professional associations. Axicorp develops tailored marketing materials jointly with each association, attends meetings and trade shows, sponsors events and advertises in newsletters. These associations receive a fee based on revenue generated by sales to its members. The Company intends to employ similar marketing programs in the United Kingdom, the United States and in other markets as appropriate.

  Media and Direct Mail. The Company uses a variety of print, television and radio to increase name recognition in new markets. The Company uses targeted media and direct mail primarily to reach specific small business or consumer groups. For example, the Company reaches ethnic residential consumers by print, media advertising campaigns in ethnic newspapers, and on ethnic radio and television programs.

MANAGEMENT INFORMATION AND BILLING SYSTEMS

  The Company uses various management information, network, and customer billing systems in its different operating subsidiaries to support the functions of network and traffic management, customer service, customer billing, and financial reporting. Management believes that its systems are adequate to meet the Company's needs in the near term, but as the Company continues to grow, it will invest additional capital to purchase hardware and software, license more specialized software, increase capacity and link its systems among different countries.

  United States. In the United States, the Company operates systems for billing and financial reporting. The Company uses a customer billing system developed by Electronic Data Systems Inc. ("EDS"). Under an agreement with EDS through the year 2000, EDS supplies, operates and maintains this system and is responsible for providing back-up facilities and disaster recovery. The EDS system is widely used in the telecommunications industry and has been customized to meet the Company's specific needs. The Company direct bills its business, reseller, and the majority of its residential customers. The Company also has capabilities established through suppliers to bill certain residential customers through their respective LECs, which charge for the Company's service in a monthly, all inclusive invoice. In addition, the Company has developed a proprietary, local area network-based customer service and support information system which is on-line with the EDS platform. The Company believes that using an EDS billing platform ensures access to one of the most technologically advanced and feature rich multifunctional platforms in the industry. In addition to the billing capabilities, the platform includes on-line customer service, fraud control and the ability to generate a variety of reports. For financial reporting, the Company uses a combination of the EDS system and a PC-based accounting system package.

  Australia. In Australia, prior to its acquisition by the Company, Axicorp had developed an in-house proprietary system for customer billing and customer service and support. The Axicorp billing system is technologically advanced and possesses features that allow Axicorp to provide its customers with a single integrated invoice for long distance, local, and cellular services. All customers are billed directly by Axicorp. Axicorp uses a purchased accounting system package for financial reporting.

  United Kingdom. In the United Kingdom, the Company direct bills its customers through a billing system provided by Telia, which is the Company's main network provider. Customer service is supported by in-house systems and financial reporting is done through a PC-based accounting system package. The Company is evaluating use of a third party billing platform once the Company installs its own switch in the United Kingdom.

COMPETITION

  The international telecommunications industry is highly competitive and significantly affected by regulatory changes, marketing and pricing decisions of the larger industry participants and the introduction of new services made possible by technological advances. The Company believes that long distance service providers compete on the basis of price, customer service, product quality and breadth of services offered. The Company's Operating Hubs have numerous competitors and there are limited barriers to entry in these markets. The Company believes that as international telecommunications markets continue to deregulate, competition in these markets will increase, similar to the competitive environment that has developed in the United States following the AT&T divestiture in 1984.

  Many of the competitors are significantly larger, have substantially greater financial, technical and marketing resources and larger networks than the Company. These competitors include, among others, AT&T, MCI, Sprint, WorldCom, Frontier and LCI in the United States; Telstra and Optus in Australia; and British Telecom, Mercury, WorldCom and ACC in the United Kingdom. Additionally, many larger competitors have formed global alliances, including WorldPartners (AT&T), Concert (MCI and British Telecom) and Global One (Sprint, France Telecom and Deutsche Telekom), in an attempt to capture market share on a global basis.

  Privatization and deregulation have had, and are expected to continue to have, significant effects on competition in the industry. For example, as a result of legislation recently enacted in the United States, RBOCs will be allowed to enter the long distance market, AT&T, MCI and other long distance carriers will be allowed to enter the local telephone services market, and cable television companies and utilities will be allowed to enter both the local and long distance telecommunications markets. In addition, competition has begun to increase in the European Union telecommunications markets in anticipation of the scheduled 1998 deregulation of the telecommunications industry in most European Union countries.

  The following is a brief summary of the competitive environment in each of the three Operating Hubs:

  United States. In the United States, which is the most competitive and among the most deregulated markets in the world, competition in the long distance industry is based upon pricing, customer service, network quality, and the ability to provide value-added services. AT&T is the largest supplier of long distance services, with MCI and Sprint being the next largest providers. In the future, under provisions of recently enacted federal legislation, the Company anticipates that it will also compete with RBOCs, LECs and Internet providers in providing domestic and international long-distance services.

  Australia. Australia is one of the most deregulated and competitive telecommunications markets in the Asia-Pacific region. The Company's principal competitors in Australia are Telstra, the dominant carrier, Optus, Vodafone, AAPT and WXL, three other switched-based carriers and a number of switchless resellers, including PacStar and CorpTel. See "--Network." The Company believes that when certain carrier-status regulations are modified, currently expected to occur in June 1997, competition in Australia will increase. The Company competes in Australia by offering a comprehensive menu of competitively-priced products and services, including value-added services, and by providing superior customer service and support.

  United Kingdom. The Company's principal competitors in the United Kingdom are British Telecom, the dominant supplier of telecommunications services in the United Kingdom, and Mercury, a subsidiary of Cable & Wireless. The Company also faces competition from licensed public telephone operators (which are constructing their own facilities-based networks) such as Energis, Colt and MFS, from cable companies such as Telewest and SBC CableComms, and from switch-based resellers such as WorldCom, ACC and Esprit. Other United States-based carriers also may enter the United Kingdom market. The Company competes in the United Kingdom by offering competitively-priced bundled and stand-alone services, personalized customer service and value-added services.

GOVERNMENT REGULATION

  As a multinational telecommunications company, Primus is subject to varying degrees of regulation in each of the jurisdictions in which it provides its services. Local laws and regulations, and the interpretation of such laws and regulations, differ significantly among the jurisdictions in which the Company operates. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on the Company, that domestic or international regulators or third parties will not raise material issues with regard to the Company's compliance or noncompliance with applicable regulations or that regulatory activities will not have a material adverse effect on the Company. See "Risk Factors--Potential Adverse Effects of Regulation." The regulatory framework in certain jurisdictions in which the Company provides its services is briefly described below.

  United States. In the United States, the provision of the Company's services is subject to the provisions of the Communications Act, the 1996 Telecommunications Act and the FCC regulations thereunder, as well as the applicable laws and regulations of the various states. The FCC exercises jurisdiction over all facilities of, and services offered by, telecommunications common carriers to the extent such services involve jurisdictionally interstate communications, while state regulatory authorities retain jurisdiction over jurisdictionally intrastate communications.

  As a carrier offering services to the public, the Company must comply with the requirements of common carriage under the Communications Act, including the offering of service on a non-discriminatory basis at just and reasonable rates, and obtaining FCC approval prior to any assignment of authorizations or any transfer of de jure or de facto control of the Company. The Company is classified as a non-dominant common carrier for domestic service and is not required to obtain specific prior FCC approval to initiate or expand domestic interstate services. The FCC requires domestic carriers, including the Company, to maintain tariffs on file at the Commission. Although the interstate tariffs of non-dominant carriers are subject to FCC review, they are presumed lawful and are seldom contested. As a domestic non-dominant carrier, the Company is permitted to make tariff filings on a single day's notice and without cost support to justify specific rates. The FCC is currently considering whether to exempt non-dominant domestic carriers from federal tariffing requirements, pursuant to authority granted to the Commission in the 1996 Telecommunications Act, although there can be no assurance that the FCC will adopt this policy.

   DOMESTIC SERVICE REGULATION. The 1996 Telecommunications Act, enacted in February 1996, is intended to increase competition in the United States telecommunications markets. The legislation opens the local services markets by requiring LECs to permit interconnection to their networks and by establishing LEC obligations with respect to unbundled access, resale, number portability, dialing parity, access to rights-of-way, mutual compensation and other matters. In addition, the legislation codifies the LECs' equal access and nondiscrimination obligations and preempts inconsistent state regulation. The legislation also contains special provisions that eliminate the restrictions on the RBOCs and the GTE Operating Companies (the "GTOCs") from providing long distance services. These new provisions permit an RBOC to enter the "out-of-region" long distance market immediately upon the receipt of any state and/or federal regulatory approvals otherwise applicable to the provision of long distance service. These new provisions also permit an RBOC to enter the "in-region" long distance market if it satisfies procedural and substantive requirements, including obtaining FCC approval upon a showing that in certain situations facilities-based competition is present in its market, and that it has entered into interconnection agreements which satisfy a 14-point "checklist" of competitive requirements. The GTOCs are permitted to enter the long distance market as of the date of enactment of the 1996 Telecommunications Act, without regard to limitations by region, although necessary regulatory approvals to provide long distance services must be obtained, and the GTOCs are subject to the provisions of the 1996 Telecommunications Act that impose interconnection and other requirements on LECs. The 1996 Telecommunications Act also addresses a wide range of other telecommunications issues that may potentially impact the Company's operations. It is unknown at this time precisely the nature and extent of the impact that the legislation will have on the Company. As required by the legislation, the FCC will be conducting a large number of proceedings over the next year to adopt rules and regulations to implement the new statutory provisions and requirements. On August 1, 1996, the FCC adopted an Interconnection Order implementing the requirements that incumbent LECs make available to new entrants interconnection and unbundled network elements, and offer retail services for resale at wholesale rates.

   STATE REGULATION. The Company's intrastate long distance operations are subject to various state laws and regulations including, in most jurisdictions, certification and tariff filing requirements. The vast majority of the states require the Company to apply for certification to provide intrastate telecommunications services, or at least to register or to be found exempt from regulation, before commencing intrastate service. Certificates of authority can generally be conditioned, modified, canceled, terminated, or revoked by state regulatory authorities for failure to comply with state law and/or the rules, regulations, and policies of the state regulatory authorities. Fines and other penalties also may be imposed for such violations.

  The Company has received the necessary certificate and tariff approvals to provide intrastate long distance service in 37 states. Applications for certification are pending or will be filed in 11 other states. Although the Company intends and expects to obtain operating authority in each jurisdiction in which operating authority is required, there can be no assurance that one or more of these jurisdictions will not deny the Company's request for operating authority. The Company monitors regulatory developments in all 50 states to ensure regulatory compliance. The Company provides interstate service nationwide under FCC interstate tariffs. To the extent that any incidental intrastate service is provided in any state where the Company has not yet obtained any required certification, the state commissions in that state may impose penalties for any such unauthorized provision of service.

  PSCs also regulate access charges and other pricing for telecommunications services within each state. The RBOCs and other local exchange carriers have been seeking reduction of state regulatory requirements, including greater pricing flexibility. This could adversely affect the Company in several ways. If regulations are changed to allow variable pricing of access charges based on volume, the Company could be placed at a competitive disadvantage over larger long distance carriers. The Company also could face increased price competition from the RBOCs and other local exchange carriers for intra-LATA and inter-LATA long distance services, which competition may be increased by the removal of former restrictions on long distance service offerings by the RBOCs as a result of the 1996 Telecommunications Act.

   INTERNATIONAL SERVICE REGULATION. International common carriers, such as the Company, are required to obtain authority under Section 214 of the Communications Act and file a tariff containing the rates, terms, and conditions applicable to their services prior to initiating their international telecommunications services. The Company has obtained all required authorizations from the FCC to use, on a facilities and resale basis, various transmission media for the provision of international switched services and international private line services.

  Under new tariff rules applicable to international carriers, nondominant international carriers such as the Company must file their international tariffs and any revisions thereto with one day's notice in lieu of the 14-day notice previously required. The Company has filed international tariffs for switched and private line services with the FCC. Additionally, international telecommunications service providers are required to file copies of their contracts with other carriers, including correspondent agreements, with the FCC within 30 days of execution. The Company has filed each of its correspondent agreements with the FCC. The FCC's rules also require the Company to file periodically a variety of reports regarding its international traffic flows and use of international facilities. The FCC has recently proposed to reduce certain reporting requirements of common carriers, although the Company is unable to predict the outcome of this proposal.

  In addition to the general common carrier principles, the Company must conduct its international business in compliance with the FCC's international settlements policy ("ISP"). The ISP establishes the permissible boundaries for U.S.-based carriers and their foreign correspondents to settle the cost of terminating each other's traffic over their respective networks. The amount of payments (the "settlement rate") is determined by the negotiated accounting rate specified in the correspondent agreement. Under the ISP, unless prior approval is obtained, the settlement rate generally must be one-half of the accounting rate. Carriers must obtain waivers of the FCC's rules if they wish to use an accounting rate that differs from the prevailing rate or vary the settlement rate from one-half of the accounting rate. As a result of the FCC's pro-competition policies, the recent trend has been to reduce accounting rates.

  As a U.S.-based international carrier, the Company is also subject to the FCC's "uniform settlements policy" designed to eliminate foreign carriers' incentives and opportunities to discriminate in their correspondent agreements among different U.S.-based carriers through "whipsawing." Whipsawing refers to the practice of a foreign carrier to vary the accounting and/or settlement rate offered to different U.S.-based carriers for the benefit of the foreign carrier, which could secure various incentives by favoring one U.S-based carrier over another. Under the uniform settlements policy, U.S.-based carriers can only enter into correspondent agreements that contain the same accounting rate offered to all U.S.-based carriers. When a U.S.-based carrier negotiates an accounting rate with a foreign correspondent that is lower than the accounting rate offered to another U.S.-based carrier for the same service, the U.S.-based carrier with the lower rate must file a notification letter with the FCC. If a U.S.-based carrier varies the terms and conditions of its correspondent agreement in addition to lowering the accounting rate, then the U.S.-based carrier must request a waiver of the FCC's rules. Both the notification and the waiver requests are designed to ensure that all U.S.- based carriers have an opportunity to compete for foreign correspondent return traffic.

  Among other efforts to prevent the practice of whipsawing and inequitable treatment of similarly situated U.S.-based carriers, the FCC adopted the principle of proportionate return to ensure that competing U.S.-based carriers have roughly equitable opportunities to receive the return traffic that reduces the marginal cost of providing international service. Consistent with its pro-competition policies, the FCC prohibits U.S.-based carriers from bargaining for special concessions from foreign partners.

   FOREIGN OWNERSHIP LIMITATIONS. The Communications Act limits the ownership of an entity holding a common carrier radio license by non-U.S. citizens, foreign corporations and foreign governments. The Company does not currently hold any radio licenses. These ownership restrictions currently do not apply to non-radio facilities, such as fiber optic cable. There can be no assurance, however, that foreign ownership restrictions will not be imposed on the operation of non-radio facilities used for the provision of international services. The FCC recently adopted new rules relating to the entry and participation of foreign entities in the U.S. telecommunications market. Under those rules, the FCC will scrutinize an ownership interest greater than 25%, or a controlling interest at any level in a U.S. carrier by a dominant foreign carrier, to determine whether the destination market of the foreign carrier offers "effective, competitive opportunities" ("ECO"). The Commission imposes the same ECO test and affiliation standard on U.S.-based carriers that invest in dominant foreign carriers. The FCC may impose restrictions on affiliated carriers not meeting the ECO test. The new rules also require international carriers to notify the FCC 60 days in advance of an acquisition of a 10% or greater interest by a foreign carrier in that U.S. carrier. The FCC has discretion to determine that unique factors require application of the ECO test or a change in regulatory status of the U.S. carrier even though the foreign carrier's interest is less than 25%. These rules also reduce international tariff notice requirements for dominant, foreign-affiliated carriers from 45 days' notice to 14 days' notice. Such reduced tariff notice requirements may make it easier for dominant, foreign-affiliated carriers to compete with the Company. The 1996 Telecommunications Act partially amends existing restrictions on foreign ownership of radio licenses by allowing corporations with non-U.S. citizen officers or directors to hold radio licenses. Other non-U.S. ownership restrictions, however, remain unchanged. The effect on the Company of the 1996 Telecommunications Act or other new legislation or regulations which may become applicable to the Company cannot be determined.

   CHANGING U.S. REGULATIONS. Regulation of the telecommunications industry is changing rapidly. The FCC is considering a number of international service issues in the context of several policy rulemaking proceedings and in response to specific petitions and applications filed by other international carriers. The FCC's resolution of some of these issues in other proceedings may adversely affect the Company's international business (by, for example, permitting larger carriers to take advantage of accounting rate discounts for high traffic volumes). The Company is unable to predict how the FCC will resolve the pending international policy issues or how such resolution will affect its international business. There can be no assurance that future regulatory changes will not have a material adverse impact on the Company.

  Australia. In Australia, the provision of the Company's services is subject to federal regulation pursuant to the Telecom Act and federal regulation of anti-competitive practices pursuant to the Trade Practices Act 1974. In addition, other federal legislation, various regulations pursuant to delegated authority and legislation, ministerial declarations, codes, directions, licenses, statements of the Commonwealth Government policy and court decisions affecting telecommunications carriers also apply to the Company.

  The Australian market is undergoing deregulation in two phases. The first phase of the deregulation process commenced in 1991 and continued in 1992 with
(1) the enactment of the Telecom Act, (2) the corporatization of the local PTT, Telecom Australia, into the corporation now known as Telstra, (3) the creation and licensing of a second general carrier, Optus, (4) an agreement by the Australian Government with Optus not to grant another general carrier license before July 1, 1997, (5) the creation of a system to enable service providers to compete with the carriers in the provision of telecommunications services from 1992, (6) the licensing of Vodafone as a third digital mobile carrier, and (7) a declared Government policy of achieving full competition by July 1, 1997, subject to regulation by the Australian Government and the telecommunications regulatory authority (at the present time, AUSTEL), and also by the competition regulatory authority (the Australian Competition and Consumer Commission or "ACCC"), which is expected to be given new jurisdiction over competition aspects of the Australian telecommunications industry. These regulatory authorities will have responsibility for economic and technical regulation of the telecommunications industry as well as promoting competition and protecting consumers.

  The Australian telecommunications industry continues to undergo deregulation, and it is currently expected that the Australian Government will license additional carriers, including the Company, to own transmission facilities in July 1997. Amendments to the Telecom Act and possibly to Australia's competition law, the Trade Practices Act, are expected to be made prior to July 1, 1997 in order to change some aspects of, and to clarify, the regulatory framework for this second phase of deregulation. Both Telstra and Optus have requested that the Australian Government defer such date, and there can be no assurance that the deregulatory process will proceed in accordance with the Australian Government's announced timetable. Any delay in such deregulatory process or in the granting of a license to the Company would prohibit the Company from owning transmission facilities in Australia and thereby limit the Company's ability to realize additional efficiencies expected to result from the incorporation of owned facilities into its Network.

  In the Australian context, a distinction is drawn between carriers licensed under the Telecom Act and all other providers of telecommunications services. Telstra, Optus and Vodafone are the only licensed facilities-based carriers currently operating in Australia with exclusive rights to the transmission facilities that constitute their networks. Both Telstra and Optus are licensed by the Australian Government as general carriers and mobile carriers. Telstra has been designated by AUSTEL as a dominant carrier for international services. However, Telstra is currently challenging AUSTEL's finding of dominance in the Australian federal courts.

  Until July 1997, other operators may provide service on a resale basis pursuant to a class license established by Part 10 of the Telecom Act. These resellers operate in a switched-based or switchless environment and rely on one or more of the licensed carriers. There are currently three types of class licenses--service providers license, international service providers license, and the public access cordless telecommunications services license. The class licenses set forth the regulatory requirements applicable to all operators providing services governed by such license. As a reseller of domestic, local and long distance service, cellular service and international service, the Company must comply with the terms of the class license that applies to all service providers until July 1997, or later if the deregulatory process in Australia is delayed.

  A service provider does not need to apply or register for a class license. However, a registration system does exist, providing some advantages of certainty to the service provider by ensuring that particular service is provided under the relevant class license. The system has the commercial disadvantage of disclosing certain information about a provider's activities. In addition, a system of forced enrollment exists for AUSTEL to monitor certain activities. This requirement for enrollment has been applied to eligible international services and eligible PACT services.

  The remainder of the telecommunications services in Australia, including value-added services, is open to competition. From July 1997, operators other than Telstra, Optus and Vodafone may become general licensed carriers. Axicorp currently plans to become a licensed general carrier after July 1997. As a general licensed carrier, Axicorp will be required to comply with the terms of its own license and will be subject to the greater regulatory controls applicable to licensed facilities-based carriers.

  United Kingdom. In the United Kingdom, the provision of the Company's services is subject to the provisions of the U.K. Telecommunications Act. The Secretary of State for Trade and Industry, acting on the advice of the U.K. Department of Trade and Industry (the "DTI") is responsible for granting UK telecommunications licenses, while the Director General of Telecommunications (the "Director General") and Oftel are responsible for enforcing the terms of such licenses. Oftel attempts to promote effective competition both in networks and in services to redress anticompetitive behavior. The Company is also subject to general European Union law.

  Until 1981, British Telecom was virtually the sole provider of public telecommunications services throughout the United Kingdom. This virtual monopoly ended when, in 1981, the British government granted Mercury a license to run its own telecommunications system under the British Telecommunications Act 1981. Both British Telecom and Mercury are licensed under the subsequent U.K. Telecommunications Act to run transmission facilities-based telecommunications systems and provide telecommunications services. In 1991, the British government established a "multi-operator" policy to replace the duopoly that had existed between British Telecom and Mercury. Under the multi-operator policy, the DTI will recommend the grant of a license to operate a telecommunications network to any applicant that the DTI believes has a reasonable business plan and where there are no other overriding considerations not to grant such license. All public telecommunications operators and international simple resellers operate under individual licenses granted by the Secretary of State for Trade and Industry pursuant to the U.K. Telecommunications Act. Any telecommunications system with compatible equipment that is authorized to be run under an individual license is permitted to interconnect to British Telecom's network. Under the terms of British Telecom's license, it is required to allow any such licensed operator to interconnect its system to British Telecom's system, unless it is not reasonably practicable to do so (e.g., due to incompatible equipment).

  The Company's subsidiary, Primus Telecommunications, Inc., holds an ISR license that authorizes it to provide switched voice services over leased private lines to all international points. In addition, the Company (along with approximately 45 other applicants, including AT&T, WorldCom and ACC) has recently made application to the U.K. Secretary for Trade and Industry for a license to provide international facilities-based voice services. Although the Company currently expects such license to be granted by the end of the first quarter of 1997, there can be no assurance that the Company will be granted the license by such time, or at all. Failure to obtain such license would prevent the Company from providing facilities-based services in the United Kingdom and would have an adverse effect on the Company's ability to expand its operations.

    TARIFFS. Telecommunications tariffs on operators in the United Kingdom (excluding British Telecom) are generally not subject to prior review or approval by regulatory authorities, although Oftel has historically imposed price caps on British Telecom. The current price caps on British Telecom expire at the end of July 1997. Oftel is considering whether it will be able to police anti-competitive behavior effectively and is currently conducting a price control review of the U.K. telecommunications industry. Key elements of Oftel's final proposals in connection with this review include terminating price controls on British Telecom in 2001, limiting increases in telecommunications services charges for residential customers to the rate of inflation, and continued regulation of access charges by British Telecom to its competing telecommunications service providers. With respect to the creation of a detailed effective regulatory regime for the future, Oftel has published its proposals in July 1995 in a document entitled "Effective Competition:
Framework for Action." Key elements of Oftel's plans included (1) moving to an incremental cost basis for interconnection charges from 1997, (2) withdrawing from detailed setting of some interconnection charges, (3) providing for industry-wide contribution to the cost of maintaining "universal service," (4) eliminating access deficit charges, (5) moving towards pricing based on capacity charging for interconnection services and (6) developing an interconnection regime for service providers. There can be no assurances that such proposals will be implemented, in whole or in part, in the time frame specified.

   FAIR TRADING PRACTICES. Oftel is the principal regulator of the competitive aspects of the U.K. telecommunications industry. Oftel's limited authority in this area is derived from the powers given to Oftel under the U.K. Telecommunications Act and from the terms of the licenses granted under the U.K. Telecommunications Act. Any dispute between Oftel and a telecommunications service provider may be referred on appeal to the U.K. Monopolies and Mergers Commission, which may conduct a detailed and lengthy review of the facts surrounding such dispute. Furthermore, Oftel has no authority to impose fines for a breach of the terms of a license issued under the U.K. Telecommunications Act, and third parties have no right to damages for a past breach. Oftel has expressed its view that the current regulatory regime is both obscure and uncertain. Although Oftel is currently seeking more power to police the competitive aspects of the U.K. telecommunications industry, no assurances can be given that it will be successful in its efforts or that it will be able to prohibit anti-competitive conduct harmful to the Company. The Company is also subject to general European law, which, among other things, prohibits certain anti-competitive agreements and abuses of dominant market positions through Articles 85 and 86 of the Treaty of Rome. The European Commission is entrusted with the principal enforcement powers under European Union competition law. It has the power to impose fines of up to 10% of a group's annual revenue in respect of breaches of Articles 85 and
86. In most cases notification of potentially infringing agreements to the Commission under Article 85 with a request for an exemption protects against the risk of fines from the date of notification.

  In March 1996, Oftel published an interim report on incremental costs detailing steps to develop a methodology to calculate such costs. The report has identified two models: "top-down" developed by British Telecom, and "bottom up" favored by the industry. Incremental costs play a key role in Oftel's proposals for the control of British Telecom's interconnection charges as of August 1997. There is a risk that if agreement to costing methodologies to be used by British Telecom is delayed or does not occur, the matter will be referred to the MMC which could mean that the implementation of proper transparency and allocation of costs when operators are seeking interconnection with British Telecom will be seriously delayed.

  Mexico. In Mexico, the provision of the Company's services is subject to the provisions of the 1940 General Communications Law, 1995 Federal Telecommunications Law and 1990 Telecommunications Regulations, which provide the general legal framework for the regulation of telecommunications services in Mexico. Since the enactment of the 1995 Federal Telecommunications Law, the Mexican government has adopted several implementing rules regarding interconnection, long distance services, numbering and signaling, and other rules are pending.

  Pursuant to the 1995 Federal Telecommunications Law, the Mexican government recently created an independent telecommunications commission that will regulate and oversee the telecommunications sector in Mexico. The Federal Telecommunications Commission will take over many of the functions and responsibilities of the Secretariat of Communications and Transportation ("SCT"). In particular, the Commission's powers and attributions include (i) the administration of the radioelectric spectrum, (ii) the administration of the Telecommunications Registry, (iii) to promote and oversee the efficient interconnection between the public telecommunications networks, (iv) to resolve interconnection disputes between the concessionaires, (v) to impose specific obligations on concessionaires that have substantial market power in the relevant market and (vi) to opine regarding the granting, extension, assignment or revocation of concessions and permits.

  The 1995 Federal Telecommunications Law classifies telecommunications networks into public or private depending on the use of the network. Public telecommunications networks are those networks that are used to provide commercial telecommunications services to the public. Private telecommunications networks are those that are used to satisfy the specific telecommunications needs of persons and that do not offer telecommunications services to the public.

  Operators of private networks do not require any authority from the government unless they use the radio frequency spectrum. Public telecommunications network operators require specific authority from the government, which will vary depending on whether a carrier intends to resell or operate as a facilities-based carrier. "Concessionaires" of public telecommunications networks are those facilities-based carriers that require a concession from the federal government to use the radio spectrum, satellite links or any form of terrestrial cables to provide public telecommunications services. "Resellers" (or "vendors") of telecommunication services are those carriers that provide telecommunications services to the public through the use of capacity acquired from concessionaires of public telecommunications networks. Resellers only require a permit. No specific authority from the SCT is required to provide value-added services. However, parties that wish to provide value-added services must register in the SCT's Telecommunications Registry. The Company obtained registration to provide such services in August 1996, and currently plans to provide value-added services including Internet access, enhanced facsimile, voice mail retrieve functionalities, electronic mail and call store and forward.

  The Company, through its subsidiary Primus Telecommunicaciones de Mexico, S.A. de C.V., is currently providing private network management services to companies that already have leased a private network to serve their internal corporate needs. Private network management services qualify as unregulated services in Mexico and do not require any type of authorization from any government authority.

  In July 1994, the SCT issued the rules for the interconnection of competing long distance carriers with Telmex's network. The rules provide that Telmex is required to make 60 of its switches available to its competitors by January 1, 1997, and gradually increase the number of switches until all of its switches are available to competitors after January 1, 2001. In addition, the rules provide that as of January 1, 1997, competing carriers may, at their own cost, interconnect to other switches in Mexico even if they are not included in the list of 60 switches that Telmex has to make available by 1997.

  In this regard, in April 1996, the SCT established the structure of the principal rates that Telmex will charge new long distance carriers for interconnection with its network and set the rates for 1997 and 1998. On June 21, 1996, the SCT issued rules governing long distance services, as well as the Basic Technical Plans for Numbering and for Signaling, which address a number of technical issues relating to the commencement of competition in long distance services. The new long distance rules establish the framework and schedule for the provision of competitive long distance services including rules regarding presubscription, numbering access codes, allocation of service related liability, billing and collection and certain consultation and information sharing mechanisms among service providers and the SCT. The rules, however, do not address the transmission of international long distance traffic.

AXICORP

  The Company acquired Axicorp, the fourth largest telecommunications provider in Australia, in March 1996. Axicorp provides the Company early entry into the deregulating Australian telecommunications market and will serve as the Company's gateway to the Asia-Pacific region. The Company believes that the ongoing transformation of Axicorp's strategy and operations to a facilities-based carrier focused on the provision of international and domestic long distance services is an example of the execution of the Company's business model. For the twelve months ended March 31, 1996, Axicorp generated net revenue of approximately $144 million.

  Axicorp began operations in September 1993 in order to capitalize on the opportunities arising from the advent of the deregulation of the telecommunications industry in Australia. Prior to the acquisition, Axicorp pursued a strategy of reselling long distance, local switched and cellular services at a discount to the prices charged by Telstra, the former monopoly telecommunications provider in Australia. Axicorp originally marketed and sold its services through sales agents to professional and trade associations. All of Axicorp's billing and collection functions were conducted by Telstra.

  Since acquiring Axicorp in March 1996, Primus has been investing substantial resources to transform Axicorp's strategy and operations to those of a facilities-based carrier focused on the provision of international and domestic long distance services. The Company has acquired five switches for use in Australia, which are expected to be operational by the end of the first quarter of 1997, and has focused on increasing the number of higher-margin, higher-volume business customers with significant international long distance traffic. As part of its increasing focus on business customers, the Company is increasing Axicorp's direct sales force and reducing its reliance on marketing through associations. In addition, Axicorp's switch network will be integrated into the Network and the Company intends to offer additional services in Australia, including prepaid and calling cards, audio-conferencing and toll-free services.

  The Company believes that the integration of Axicorp into the Company's operations and strategy will be enhanced by certain Australian regulatory changes expected to become effective in July 1997. Under current regulations, only Telstra and Optus are licensed as full service facilities-based carriers. The Australian government, however, has indicated plans to deregulate the Australian telecommunications market in July 1997, which would permit Axicorp and others to own transmission facilities. Although both Telstra and Optus have requested the government to delay the July 1997 implementation of deregulation, the Company believes that any such delay would not affect the Company's ability to own and operate its network of switches within Australia. See "--Government Regulation."

  The Company acquired Axicorp for $5.7 million in cash, including transaction costs, 455,000 shares of Series A Stock and seller financing consisting of two notes (the "Seller Notes"), one for $4.1 million payable to Fujitsu Australia Limited, and the other for $4.0 million payable to the individual shareholder sellers. The sellers are holding as security approximately 25% of their shares in Axicorp under a share mortgage for the Seller Notes. These shares will be delivered to the Company when the notes are paid in full. In turn, the Company is holding 248,334 shares of the Series A Stock issued to the sellers as collateral for the Axicorp shares withheld. These shares of Series A Stock will be released to the sellers once the remaining Axicorp shares are received. Pusuant to its terms, the Series A Stock will be converted into Common Stock upon the completion of the Offering.

EMPLOYEES

  The following table summarizes the number of full-time employees of the Company, by region and classification:

                                                  UNITED KINGDOM/  ASIA-
                                    NORTH AMERICA     EUROPE      PACIFIC TOTAL
                                    ------------- --------------- ------- -----
Management and Administrative......        7              6          22     35
Sales and Marketing................       29             15          51     95
Customer Service and Support.......       11              7          26     44
Technical..........................        8              6          33     47
                                         ---            ---         ---    ---
  Total............................       55             34         132    221
                                         ===            ===         ===    ===

  The Company never has experienced a work stoppage, and none of its employees is represented by a labor union or covered by a collective bargaining agreement. The Company considers its employee relations to be good.

PROPERTIES

  The Company's headquarters in McLean, Virginia consist of approximately 4,585 square feet of office space under a lease that expires in September 1997. The Company anticipates extending this lease and to lease additional space in the same building. In addition the Company leases a sales office in Tampa, Florida consisting of 2,859 square feet, which lease expires in April 1998. The Company also leases a 2,575 square foot facility which houses the Company's Washington, D.C. switch through May 1997, and leases a 5,350 square foot facility in Los Angeles, California at which it intends to locate an international gateway switch.

  The Axicorp facilities consist of administrative offices and other facilities aggregating approximately 30,000 square feet. Axicorp's leases expire at varying times from January 1997 to August 1999. In the United Kingdom, the Company leases approximately 3,250 square feet of office space which expires in April 1999. In Mexico, the Company leases approximately 83 square feet of office space in Mexico City for a term expiring in October 1997. In Toronto, the Company leases approximately 420 square feet expiring July 2001.

  Management believes that the Company's present office facilities, together with additional space currently under discussion with its Virginia landlord, are adequate for its anticipated operations, and that similar space can readily be obtained as needed. As its network of owned digital switches grows, the Company will have to lease additional locations to house these facilities.

LEGAL PROCEEDINGS

  The Company is from time to time involved in litigation incidental to the conduct of its business. There is no pending legal proceeding to which the Company is a party which the Company believes is likely to have a material adverse effect on the Company's business, financial condition or results of operations.

                                  MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

  The executive officers, directors and key employees of the Company are as follows:

                                                                    YEAR OF EXPIRATION
  NAME                   AGE                POSITION                OF TERM AS DIRECTOR
  ----                   ---                --------                -------------------
K. Paul Singh(1)........  45 Chairman of the Board of Directors,           1999
                              President, and Chief Executive
                              Officer
Neil L. Hazard..........  44 Executive Vice President and Chief             N/A
                              Financial Officer
John F. DePodesta.......  51 Executive Vice President, Law and             1999
                              Regulatory Affairs, and Director
George E. Mattos........  46 Vice President of Operations                   N/A
John Melick.............  37 Vice President of Sales and Marketing          N/A
Thomas R. Kloster.......  36 Corporate Controller                           N/A
Ravi Bhatia.............  48 Chief Operating Officer, Axicorp               N/A
Peter Slaney............  55 General Manager, Primus                        N/A
                              Telecommunications International,
                              Inc.
Paul Keenan.............  37 General Manager of Mobile Services,            N/A
                             Axicorp
Sim Thiam Soon..........  43 General Manager of Operations, Axicorp         N/A
Herman Fialkov(2).......  74 Director                                      1997
David E. Hershberg(2)...  59 Director                                      1997
Andrew B. Krieger(3)....  50 Director                                      1998
John Puente(1)(3).......  66 Director                                      1998

- --------
(1) Member of Nominating Committee
(2) Member of Compensation Committee
(3) Member of Audit Committee

  K. Paul Singh co-founded the Company in 1994 with Mr. DePodesta and serves as its Chairman, President and Chief Executive Officer. From 1991 until he co-founded the Company, he served as the Vice President of Global Product marketing for MCI. Prior to joining MCI, Mr. Singh was the Chairman and Chief Executive Officer of OTI, a provider of private digital communications in over 26 countries which he founded in 1984 and was purchased by MCI in 1991. See "Certain Transactions."

  Neil L. Hazard joined the Company in 1996 as its Executive Vice President and Chief Financial Officer. Prior to joining the Company, Mr. Hazard was employed by MCI in several executive positions, most recently as its Director of Corporate Accounting and Financial Reporting, responsible for consolidation of MCI's financial results, external reporting to stockholders and SEC reporting. Mr. Hazard served as acting Controller of MCI for six months and as Director of Global Product Marketing. Prior to joining MCI in 1991, Mr. Hazard served as the Chief Financial Officer of OTI.

  John F. DePodesta co-founded the Company in 1994 with Mr. Singh, and serves as a director and its Executive Vice President Law and Regulatory Affairs. In addition to his position with the Company, Mr. DePodesta serves as the Senior Vice President, Law and Public Policy for Genesis Health Ventures, Inc. and the Chairman of the Board of Iron Road Railways Incorporated, which he co-founded in 1994. Additionally, since 1994 he has been "of counsel" to the law firm of Pepper, Hamilton & Scheetz, where he was previously a partner. Before joining Pepper, Hamilton & Scheetz, Mr. DePodesta served as the General Counsel of Consolidated Rail Corporation. See "Certain Transactions."

  George E. Mattos joined the Company in 1994 as its Vice-President of Operations. Prior to joining the Company, Mr. Mattos held several positions with MCI, most recently as a Senior Manager responsible for the development of a software monitoring system for customer service, installation, operation and maintenance of MCI's international telecommunications network. Mr. Mattos previously was part of MCI's switching and network intelligence facilities where he was responsible for commencing switched voice service to various countries.

  John Melick joined the Company in 1994 as its Vice President of Sales and Marketing. Prior to joining the Company, he was a Senior Manager with MCI responsible for the day-to-day management of its global product portfolio in Latin American and the Caribbean region. He joined MCI in 1991 at the time of the acquisition of OTI where he managed the development of OTI's service expansion into Mexico and Latin America.

  Thomas R. Kloster joined the Company in 1996 as its Corporate Controller. Prior to joining the Company, Mr. Kloster was employed by MCI as Senior Manager of Corporate Accounting and Reporting, responsible for various facets of MCI's consolidation of financial results, external and internal reporting, and accounting for ventures and emerging businesses. Prior to joining MCI in 1994, Mr. Kloster served as a Senior Manager with Price Waterhouse LLP.

  Ravi Bhatia joined the Company in October 1995 as the Managing Director of Primus Telecommunications Pty., Ltd. (Australia) and in March 1996 became the Chief Operating Officer of Axicorp and as such is responsible for implementing the Company's business strategy in Australia. Mr. Bhatia has over 26 years of international experience in the telecommunications industry, which includes 9 years of employment with MCI in various sales and marketing positions. Most recently, he served as the Director of Sales and Marketing for MCI in the South Pacific Region, based in Sydney.

  Peter Slaney joined the Company in 1996 as the Managing Director of Axicorp. Mr. Slaney was previously a co-founder and served as Managing Director of Axicorp since its inception in 1993. Prior to forming Axicorp, Mr. Slaney served as General Manager of the Telecommunications Group of Paxus Australia, a group that provided professional services and consulting to Telstra. The majority of Mr. Slaney's career was spent at IBM Corporation where he worked for 20 years in various capacities, including as an Account Executive Manager in the personal computer market.

  Paul Keenan joined the Company in 1996 as General Manager of Axicorp's cellular business unit. Mr. Keenan co-founded Axicorp in 1993 and served as its General Manager, Finance and Administration until he joined the Company. Previously, Mr. Keenan held several positions, including that of Chief Manager, Accounting and Administration with the Victorian Development Fund, an investment banking organization.

  Sim Thiam Soon joined the Company in 1996 as General Manager of Operations of Axicorp. Mr. Sim co-founded Axicorp in 1993 and served as its General Manager of Operations until joining the Company. Previously, Mr. Sim managed systems development and integration for financial institutions and consultants in Australia and New Zealand, including the ABN Bank, the Australian Bank and the DMR Group.

  Herman Fialkov became a director of the Company in 1995. He is currently the General Partner of PolyVentures Associates, L.P., a venture capital firm and has been associated with various venture capital firms since 1968. Previously, he was an officer and director of General Instrument Corporation which he joined in 1960 as a result of its acquisition of General Transistor Corporation, a company Mr. Fialkov founded.

  David E. Hershberg became a director of the Company in 1995. Mr. Hershberg is the founder, President and CEO of WorldComm Systems, Inc., a system integrator of satellite earth stations. From 1976 to 1994, Mr. Hershberg was the President and Chief Executive Officer of Satellite Transmission Systems, Inc., a global provider of satellite telecommunications equipment, and became a Group President of California Microwave, Inc., a company that acquired Satellite Transmission Systems, Inc.

  Andrew B. Krieger became a director of the Company in 1995 while serving as the Managing Director of Horowitz and Goldman, a New York based law firm. In 1977, Mr. Krieger founded, and is President and Chief Executive Officer of what is currently Krieger Associates, an investment banking, asset management and estate planning financial services firm. He also serves on the board of WorldComm Systems, Inc. See "Certain Transactions."

  John Puente became a director of the Company in 1995. From 1987 to 1995, he was Chairman of the Board and CEO of Orion Network Systems, a satellite telecommunications company. Mr. Puente is currently Chairman of the Board of Telogy Networks, Inc., a privately-held company. Prior to joining Orion, Mr. Puente was Vice Chairman of M/A-Com Inc., now known as Hughes Network Systems, Inc., a diversified telecommunications and manufacturing company, which he joined in 1978 when M/A-Com acquired Digital Communications Corporation, a satellite terminal and packet switching manufacturer of which Mr. Puente was a founder and Chief Executive Officer.

CLASSIFIED BOARD OF DIRECTORS

  Pursuant to the Company's By-Laws, the Board of Directors is divided into three classes of directors each containing, as nearly as possible, an equal number of directors. Directors within each class are elected to serve three-year terms and approximately one-third of the directors sit for election at each annual meeting of the Company's stockholders. A classified board of directors may have the effect of deterring or delaying any attempt by any group to obtain control of the Company by a proxy contest since such third party would be required to have its nominees elected at two separate annual meetings of the Board of Directors in order to elect a majority of the members of the Board of Directors. Directors who are elected to fill a vacancy (including vacancies created by an increase in the number of directors) must be confirmed by the stockholders at the next annual meeting of stockholders whether or not such director's term expires at such annual meeting. See "Description of Capital Stock--Takeover Protection."

DIRECTOR COMPENSATION

  The Company pays cash compensation to outside board members who are not otherwise consultants to the Company. Each such board member is entitled to receive $500 for each meeting of the Board of Directors, or any committee thereof, attended by such board member in person or by telephone. The Company also has adopted a Director Plan under which options for up to a total of shares of Common Stock will be issued to those directors of the Company that are not also employees of the Company. Under the Director Plan, each of the current non-employee directors has received options with respect to a total of
   shares at an exercise price of $   per share.

COMMITTEES OF THE BOARD

  The Company's Board of Directors has appointed an Audit Committee, Nominating Committee and a Compensation Committee.

  Audit Committee. The Audit Committee, which currently consists of Messrs. Krieger (Chairman) and Puente, has the authority and responsibility to hire one or more independent public accountants to audit the Company's books, records and financial statements and to review the Company's systems of accounting (including its systems of internal control); to discuss with such independent public accountants the results of such audit and review; to conduct periodic independent reviews of the systems of accounting (including systems of internal control); and to make reports periodically to the Board of Directors with respect to its findings.

  Nominating Committee. The Nominating Committee, which currently consists of Messrs. Puente (Chairman) and Singh, is responsible for selecting those persons to be nominated to the Company's Board of Directors.

  Compensation Committee. The Compensation Committee, which currently consists of Messrs. Fialkov (Chairman) and Hershberg, is responsible for fixing the compensation of the Chief Executive Officer and the other executive officers, as well as making recommendations to the Board of Directors with respect to other compensation matters such as those relating to the operation of the Plans and approving certain aspects of the Company's management bonus plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  None of the members of the Compensation Committee has any interlocking or other relationship with the Company that would call into question his independence with respect to his duties.

EXECUTIVE COMPENSATION

  The following table sets forth the compensation paid by the Company for services rendered in all capacities during 1995 to the Company's chief executive officer. No other executive officer of the Company received total annual salary and bonus in excess of $100,000 during 1995.

                          SUMMARY COMPENSATION TABLE

                                                                  LONG-TERM
                                                                 COMPENSATION
                                   ANNUAL COMPENSATION              AWARDS
                             ----------------------------------- ------------
                                                    OTHER ANNUAL  SECURITIES
                                                    COMPENSATION  UNDERLYING   ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR  SALARY     BONUS     ($)      OPTIONS ($)  COMPENSATION
- ---------------------------  ---- --------    ----- ------------ ------------ ------------
K. Paul Singh,
 Chairman and Chief
 Executive Officer.....      1995 $185,000(1)  --       --           --           --

- --------
(1) Of this amount, the payment of $77,200 was deferred and subsequently paid on July 31, 1996. See""--Employment Contract."

STOCK OPTION PLANS

  Employee Stock Option Plan. The Company established the Employee Plan for its employees on January 2, 1995 which provides for the grant to selected employees of the Company and its Subsidiaries who contribute to the development and success of the Company and its Subsidiaries of both "incentive stock options" within the meaning of Section 422 of the Code ("ISOs") and options that are non-qualified for federal income tax purposes ("NQSOs"). The total number of shares of Common Stock for which options may be granted
pursuant to the Employee Plan is    , subject to certain adjustments
reflecting changes in the Company's capitalization. The Employee Plan is currently administered by the Board of Directors, although it provides for its administration by a Committee of the Board. The Board of Directors determines, among other things, which employees will receive options under the Employee Plan; the time when options will be granted; the type of option (ISO or NQSO, or both) to be granted, the number of shares subject to each option, the time or times when the options will become exercisable and expire, and, subject to certain conditions discussed below, the option price and duration of the option. Board members administering the Employee Plan may vote on any matters affecting the administration of the Plan, except that no member may act upon the granting of an option to himself or herself.

  The exercise price of the options granted under the Employee Plan is determined by the Board of Directors, but may not be less than the fair market value per share of the Common Stock on the date the option is granted. If, however, an ISO is granted to any person who, at the time of the grant, owns capital stock possessing more than 10% of the total combined voting power of all classes of the Company's capital stock, then the exercise price for such ISO may not be less than 110% of the fair market value per share of the Common Stock on the date the option is granted. The Board of Directors also determines the method of payment for the exercise of options under the Employee Plan, and may consist entirely of cash, check, promissory notes or Common Stock having a fair market value on the date of surrender equal to the aggregate exercise price.

  Options are not assignable or transferrable other than by will or the laws of descent and distribution. If an employee's employment with the Company is terminated for any reason, such employee's options exercisable on the date of termination are exercisable for three months following the date of termination. If the Board of Directors makes a determination that a terminated employee engaged in disloyalty to the Company, disclosed proprietary information, is convicted of a felony, or breached the terms of a written confidentiality agreement or non-competition agreement, all unexercised options held by such employee terminate upon the earlier of the date of such determination or the date of termination. If an employee becomes disabled or deceased while an employee of the Company, such employee's options that are exercisable on the date of disability or death will remain exercisable for twelve months following the date of disability or death; provided, however, that if a disabled employee commences employment with a competitor of the Company during that twelve-month period, all options held by the employee terminate immediately.

  Options issued pursuant to the Employee Plan outstanding on the date of a "change in control" of the Company become immediately exercisable on such date. A change in control for purposes of the Employee Plan includes the acquisition by any person or entity of the beneficial ownership of 50% or more of the voting power of the Company's stock, the approval by the Company's shareholders of a merger, reorganization or consolidation of the Company in which the Company's shareholders do not own 50% or more of the voting power of the stock of the entity surviving such a transaction, the approval of the Company's shareholders of an agreement of sale of all or substantially all of the Company's assets, and the acceptance by the Company's shareholders of a share exchange in which the Company's shareholders do not own 50% or more of the voting power of the stock of the entity surviving such exchange.

  There are no federal income tax consequences to the Company on the grant or exercise of an ISO. If an employee disposes of stock acquired through the exercise of an ISO within one year after the date such stock is acquired or within two years after the grant of the ISO (a "Disqualifying Disposition"), the Company will be entitled to a deduction in an amount equal to the difference between the fair market value of such stock on the date it is acquired and the exercise price of the ISO. There are no tax consequences to the Company if an ISO lapses before exercise or is forfeited. The grant of a NQSO has no immediate tax consequences to the Company. Upon the exercise of a NQSO by an employee, the Company is entitled to a deduction in an amount equal to the difference between the fair market value of the share acquired through exercise of the NQSO and the exercise price of the NQSO. There are no tax consequences to the Company if a NQSO lapses before exercise or is forfeited.

  An employee who receives an ISO is not subject to federal income tax on the grant or exercise of the ISO; however, the difference between the option price and the fair market value of the Common Stock received on the exercise of the ISO ("ISO Stock") is an adjustment for purposes of the alternative minimum tax. Upon the exercise of an ISO, an employee will have a basis in the ISO Stock received equal to the amount paid. An employee will be subject to capital gain or loss upon the sale of ISO Stock, unless such sale constitutes a Disqualifying Disposition, equal to the difference between the amount received for the stock and the employee's basis in such. The gain or loss will be long- or short-term, depending on the length of time the ISO Stock was held prior to disposition. There are no tax consequences to an employee if an ISO lapses before exercise or is forfeited.

  In the event of a Disqualifying Disposition, an employee will be required to recognize (1) taxable ordinary income in an amount equal to the difference between the fair market value of the ISO Stock on the date of exercise of the ISO and the exercise price; and (2) capital gain or loss (long- or short-term, as the case may be) in an amount equal to the difference between (a) the amount realized by the employee upon the Disqualifying Disposition and (b) the exercise price paid by the employee for the stock, increased by the amount of ordinary income recognized by the employee, if any. If the disposition generates an allowable loss (e.g., a sale to an unrelated party not within 30 days of purchase of Common Stock), then the amount required to be recognized by the employee as ordinary income will be limited to the excess, if any, of the amount realized on the sale over the basis of the stock.

  The Employee Plan allows an employee to pay an exercise price in cash or shares of the Company's Common Stock. If the employee pays with shares of the Company's Common Stock that are already owned, the basis of the newly acquired ISO Stock will depend on the tax character and number of shares of the previously owned stock used as payment. If an employee pays with shares acquired upon other than the exercise of an ISO ("non-ISO Stock"), the transaction will be tax-free to the extent that the number of shares received does not exceed the number of shares of non-ISO Stock paid. The basis of the number of shares of newly acquired ISO Stock which does not exceed the number of shares of non-ISO Stock paid will be equal to the basis of the shares paid. The employee's holding period with respect to such shares will include the holding period of the shares of non-ISO Stock paid. To the extent that the employee receives more new shares than shares surrendered, the "excess" shares of ISO Stock will take a zero basis. If an employee exercises an ISO by using stock that is previously acquired ISO Stock, however, certain special rules apply. If the employee has not held the previously acquired ISO Stock for at least two years from the date of grant of the related ISO and one year from the date the employee acquired the previously acquired ISO Stock, the use of such ISO Stock to pay the exercise price will constitute a Disqualifying Disposition and subject the employee to income tax with respect to the ISO Stock as described above. In such circumstances, the basis of the newly acquired ISO Stock will be equal to the fair market value of the previously acquired ISO Stock used as payment.

  The grant of a NQSO has no immediate tax consequences to an employee. The exercise of a NQSO requires an employee to include in gross income the amount by which the fair market value of the acquired shares exceeds the exercise price on the exercise date. The Company is required to withhold income and employment taxes from the employee's wages on account of this income. The employee's basis in the acquired shares will be their fair market value on the date of exercise. Upon a subsequent sale of such shares, the employee will recognize capital gain or loss equal to the difference between the sales price and the basis in the stock. The capital gain or loss will be long- or short-term, depending on the length of time that the employee held the shares. There are no tax consequences to an employee if a NQSO lapses before exercise or is forfeited. If an employee uses previously owned Common Stock as payment for the exercise price of a NQSO, to the extent the employee surrenders the same number of shares received, the exchange is tax-free and the new shares will have a basis equal to that of the shares surrendered. The holding period for the new shares, moreover, will include the period the employee held the surrendered shares. To the extent the employee receives more new shares than shares surrendered, the "excess" shares are treated as having been acquired for no consideration and the fair market value of such "excess" shares is includible in the employee's income as compensation. The basis of the "excess" shares is their fair market value at the time of receipt. If the previously owned shares consist of ISO Stock for which the holding requirements were not met such that their use as payment of the exercise price constituted a Disqualifying Disposition, the employee will have the income tax consequences described above.

  The Board of Directors has authority to suspend, terminate or discontinue the Employee Plan or revise or amend it in any manner with respect to options granted after the date of revision. No such revision, however, can change the aggregate number of shares subject to the Employee Plan, change the designation of employees eligible thereunder, or decrease the price at which options may be granted. The Board may not grant any options under the Employee Plan after January 2, 2005.

  Mr. Singh did not receive a grant or exercise any stock option or stock appreciation right prior to or during the last fiscal year.

  Director Stock Option Plan. The Company also established a Director Plan on July 27, 1995. The purpose of the Director Plan is to encourage ownership in the Company by outside directors (present or future incumbent directors who are not employees of the Company or any subsidiary) whose services are considered essential to the Company's continued progress. Options granted under the Director Plan are NQSOs. The Director Plan is administered by a committee of the Board of Directors consisting of those directors who are not eligible to receive grants thereunder. The total number of shares of Common
Stock for which options may be granted pursuant to the Director Plan is    .
On the effective date of the Director Plan or the first date thereafter that any director becomes eligible to receive an award under the Director Plan, each eligible director will
automatically receive an option to purchase     shares of Common Stock,
exercisable for     shares immediately, and     on each of the next two
anniversary dates of the grant date. All options become immediately exercisable, however, upon the retirement of a director in accordance with any mandatory retirement policy of the Board, upon the death or permanent disability of a director, or if the Company merges with another Company and is not the surviving corporation, the Company enters into an agreement to sell or otherwise dispose of all or substantially all of its assets, or any person or group acquires more than 20% of the Company's outstanding voting stock.

  The option price is the fair market value at the date on which an option is granted. Payment for the exercise of options may consist of cash or Common Stock. Options issued under the Director Plan are not transferrable other than by will or the laws of descent and distribution. Options expire upon the earlier of five years from the date they were granted or three years following either the retirement or resignation of the director, the failure of the director to be re-elected, or the permanent disability or death of the director. No options may be granted under the Director Plan after December 31, 2005.

  The grant of a NQSO has no immediate tax consequences to the Company. Upon the exercise of a NQSO by a director, the Company is entitled to a deduction in an amount equal to the difference between the fair market value of the share acquired through exercise of the NQSO and the exercise price of the NQSO. There are no tax consequences to the Company if a NQSO lapses before exercise or is forfeited.

  The tax consequences to a director upon the grant and exercise of a NQSO, and the sale of Common Stock acquired upon exercise thereof, are identical to those described for NQSOs under "--Employee Stock Option Plan" above, except that the Company has no withholding obligations upon the exercise of a NQSO by a director.

EMPLOYMENT CONTRACT

  The Company has entered into an employment agreement with Mr. Singh (the "Singh Agreement"). The Singh Agreement is a five-year contract, with a term beginning on June 1, 1994 and continuing until May 30, 1999, and from year to year thereafter unless terminated. Under the terms of the Singh Agreement, Mr. Singh is required to devote his full time efforts to the Company as Chairman of the Board, President and CEO. The Company is required to compensate Mr. Singh at an annual rate of $185,000 (which amount is reviewed annually by the Board of Directors and is subject to increase at their discretion). Mr. Singh, however, agreed to defer payment of his base salary from June 1, 1994 through May 31, 1995, which was subsequently paid to him on July 31, 1996. The Company is also obligated to (i) allow Mr. Singh to participate in any bonus or incentive compensation plan approved for senior management of the Company,
(ii) provide life insurance in an amount equal to three times Mr. Singh's base salary and disability insurance which provides monthly payments in an amount equal to one-twelfth of his then applicable base salary, (iii) provide medical insurance and (iv) pay up to $2,500 annually for Mr. Singh's personal tax and financial planning services.

  The Company may terminate the Singh Agreement at any time in the event of his disability or for cause, each as defined in the Singh Agreement. Mr. Singh may resign from the Company at any time without penalty (other than the non-competition obligations discussed below). If the Company terminates the Singh Agreement for disability or cause, the Company will have no further obligations to Mr. Singh. If, however, the Company terminates the Singh Agreement other than for disability or cause, the Company will have the following obligations: (i) if the termination is after May 30, 1999, the Company must pay Mr. Singh one-twelfth of his then applicable base salary as severance pay; and (ii) if the termination is before June 1, 1999, the Company must pay to Mr. Singh, as they become due, all amounts otherwise payable if he had remained employed by the Company until June 1, 1999. If Mr. Singh resigns, he may not directly or indirectly compete with the Company's business until six months after his resignation. If the Company terminates Mr. Singh's employment for any reason, Mr. Singh may not directly or indirectly compete with the Company's business until six months after the final payment of any amounts owed to him under the Singh Agreement become due.

                             CERTAIN TRANSACTIONS

PRIVATE EQUITY SALE

  In July 1996, Primus completed the sale of         shares of Common Stock to
the (i) Quantum Industrial Partners LDC, the principal operating subsidiary of Quantum Industrial Holdings Ltd., an investment fund advised by Soros Fund Management, a private investment firm owned by Mr. George Soros, (ii) Winston Partners II LDC, the principal operating subsidiary of Winston Partners II Offshore Ltd., an investment fund advised by Chatterjee Management Company, a private entity owned by Dr. Purnendu Chatterjee, (iii) Winston Partners II LLC, an investment fund advised by Chatterjee Management Company and (iv) S-C Phoenix Holdings, L.L.C., an investment vehicle owned by affiliates of Mr. Soros and Dr. Chatterjee, for an aggregate purchase price of approximately $8.0 million. The Soros/Chatterjee Group also purchased, for an additional $8.0 million, the Soros/Chatterjee Warrants which afford the Soros/Chatterjee Group the right to receive, upon exercise, an indeterminate number of shares of Common Stock with a fair market value of $10.0 million as of the date of
exercise, plus up to         additional shares of Common Stock. Except for
        shares (of the         shares) which are currently exercisable, the
Soros/Chatterjee Warrants are exercisable on or after July 31, 1997 and until July 31, 1999. The Soros/Chatterjee Warrants are entitled to certain customary antidilution protection in the event of stock splits, stock dividends, reorganizations and other similar events.

  The Soros/Chatterjee Group was granted registration rights pursuant to a registration rights agreement with the Company (the "Registration Rights Agreement"). Under the Registration Rights Agreement, the Soros/Chatterjee Group is entitled to demand registration of its shares after July 31, 1998, a maximum of three times, the third demand being available only if the Soros/Chatterjee Group has not registered 80% of its shares of Common Stock after the first demand registration. The Company is not required to effect any demand registration within 180 days after the effective date of a previous demand registration and may postpone, on one occasion in any 365-day period the filing or effectiveness of a registration statement for a demand registration for up to 120 days under certain circumstances, including pending material transactions or the filing by the Company of a registration statement relating to the sale of shares for its own account. The Soros/Chatterjee Group is also entitled to unlimited piggyback registrations. Such rights with respect to this Offering have been waived. All such registrations would be at the Company's expense, exclusive of underwriting discounts and commissions, and legal fees (up to $25,000 for each such offering) incurred by the holders of the registrable securities. The Company and the Soros/Chatterjee Group have entered into customary indemnification and contribution provisions.

  The Soros/Chatterjee Group also entered into a securityholders agreement with the Company and K. Paul Singh (the "Securityholders Agreement") under which the Soros/Chatterjee Group has the right to appoint a nominee for a position as a member of the Board of Directors of the Company (and Mr. Singh has agreed to vote shares over which he has voting control for such nominee). Pursuant to this agreement, members of the Soros/Chatterjee Group were granted preemptive rights in connection with most future issuances of capital stock, including public offerings. Such rights were waived with respect to this Offering. Additionally, members of the Soros/Chatterjee Group are entitled to tag-along rights to participate with Mr. Singh and members of his family in sales of capital stock on the same terms and conditions as Mr. Singh and members of his family. See "Description of Capital Stock--Registration Rights." The Soros/Chatterjee Group shares are also subject to drag along rights in the event holders of a majority of the Common Stock decide to sell 80% or more of the outstanding capital stock of the Company. The Securityholders Agreement provides that members of the Soros/Chatterjee Group will not transfer shares of Common Stock to a company, or any affiliate, that competes with the Company to a material extent in the provision of telecommunications services in the United States, Australia, the United Kingdom, France, Germany, Mexico, Canada, Italy or Hong Kong.

TELEGLOBE

  The Company entered into an agreement on January 12, 1996 with Teleglobe,
pursuant to which Teleglobe purchased         shares of Common Stock for a
total of $1,458,060. The equity investment was consummated in February 1996 as was by a loan by Teleglobe of $2.0 million to the Company. The loan, which bears interest at 6.9% per annum (payable quarterly) and matures on February 9, 1998, is secured by all the assets of the Company, comprised principally of the stock of the subsidiaries (65% of the stock of foreign subsidiaries was pledged). Related to the Teleglobe investments, the Company and a number of its subsidiaries have entered into trading agreements with Teleglobe with respect to their respective service offerings. The parties have also agreed to cooperate in an effort to maximize efficiencies with respect to network facilities.

  As part of the transaction, Teleglobe, the Company and Mr. Singh are party to a shareholders' agreement (the "Teleglobe Agreement") providing Teleglobe the same consent, preemptive and registration rights as may be granted in the future to other shareholders of an equal or lesser percentage ownership in the Company, and participation and tag-along rights whereby Teleglobe is entitled to sell its shares of Common Stock when certain other shareholders sell or when the Company issues equity securities that would result in a change of control of the Company. The Teleglobe Agreement also obligates Teleglobe to sell its shares if certain other shareholders sell and specified conditions are met, and grants the Company a right of first refusal upon a sale of the Teleglobe-owned Common Stock to any competitor of the Company. Teleglobe waived any preemptive rights and registration rights that arose as a result of the Private Equity Sale. See "--Teleglobe".

NSI PRIVATE PLACEMENTS

  In 1995 and 1996, the Company engaged Northeast Securities, Inc. ("NSI") to serve as the placement agent for two private placements of the Company's Common Stock. Mr. Andrew B. Krieger, a director of Primus, served as a broker-dealer in the private placements through an affiliation with NSI. In connection with these offerings, the Company paid Mr. Krieger cash commissions aggregating approximately $1,007,000. The Company also retained Krieger Associates, of which Mr. Krieger is the President and Chief Executive Officer, to perform certain financial and other consulting services and paid a total of approximately $77,000 for the performance of such services during 1995 and 1996 (to date). In addition, in connection with these private placements, the Company issued a total of 57,296 shares of Common Stock to Krieger Associates and Mr. Krieger, and at the direction of Mr. Krieger issued a total of 21,888 shares of Common Stock to other individuals associated with the transaction. The Company also issued, in connection with these private placements, a total of 72,628 shares of Common Stock to NSI and certain of its employees associated with the transactions. See "Management" and "Principal Stockholders."

LOAN FROM CHAIRMAN AND CHIEF EXECUTIVE OFFICER

  In connection with the initial organization of the Company, K. Paul Singh, the Company's Chairman of the Board and Chief Executive Officer, loaned the Company approximately $320,000, accruing interest at a variable rate tied to the prime rate. On March 31, 1995, the Company and Mr. Singh converted all then outstanding principal and interest due ($350,000) into 164,318 shares of Common Stock, at a price per share of $2.13, which shares were issued on such date.

MANAGEMENT FEES

  Prior to the Company's acquisition of Axicorp, Axicorp paid a management fee based on a percentage of revenue to a company owned primarily by certain current officers of the Company, including Paul Keenan, Sim Thiam Soon and Peter Slaney. Total management fees for the nine month period ended March 31, 1995, and the twelve month period ended March 31, 1996 were $616,000 and $426,000, respectively.

LEGAL SERVICES

  From time to time, the Company has retained the law firm of Pepper, Hamilton & Scheetz, of which John F. DePodesta, a director and an Executive Vice President of the Company, is "of counsel," to perform legal services for it and has paid such firm fees totaling $151,807 in 1996 (to date). See "Legal Matters."

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth information as of July 31, 1996 concerning each person or group known to the Company to be the beneficial owner of more than 5% of Common Stock, and concerning the beneficial ownership of Common Stock by the Company's directors, K. Paul Singh and all executive officers and directors of the Company as a group. Except as otherwise noted and subject to community property laws, where applicable, each beneficial owner of the Common Stock listed below has sole investment and voting power.

                                              SHARES BENEFICIALLY OWNED(1)
                                           -----------------------------------
                                                         PERCENT OF CLASS
                                                     -------------------------
                                            NUMBER      BEFORE       AFTER
NAME AND ADDRESS(2)                        OF SHARES OFFERING(14) OFFERING(15)
- -------------------                        --------- ------------ ------------
K. Paul Singh............................     (3)           %            %
Quantum Industrial Partners LDC..........     (4)           %            %
 c/o Curacao Corporation Company N.V.
 Kaya Flamboyan 9
 Willemstad, Curacao
 Netherlands Antilles
Winston Partners II LLC..................     (5)
 c/o Chatterjee Advisors L.L.C.
 c/o The Chatterjee Group
 888 Seventh Avenue
 New York, New York 10106
S-C Phoenix Holdings, L.L.C. ............     (6)
 c/o The Chatterjee Group
 888 Seventh Avenue
 New York, New York 10106
Winston Partners II LDC..................     (7)
 c/o Curacao Corporation Company N.V.
 Kaya Flamboyan 9
 Willemstad, Curacao
 Netherlands Antilles
John F. DePodesta........................      (8)          %            %
Herman Fialkov...........................      (9)         *            *
David E. Hershberg.......................     (10)         *            *
Andrew B. Krieger........................     (11)          %            %
John Puente..............................     (12)          %           *
All executive officers and directors as a
 group...................................     (13)          %            %

- --------
  * Less than 1%
 (1) Beneficial ownership is determined in accordance with the rules of the Commission, and includes voting or investment power with respect to the shares beneficially owned. Shares of Common Stock subject to options or warrants currently exercisable or exercisable on or prior to October , 1996 are deemed outstanding for computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.
 (2) Unless otherwise noted in the chart, the address of all persons listed is c/o Primus Telecommunications Group, Incorporated, 8180 Greensboro Drive, Suite 1100, McLean, Virginia 22102.
 (3) Includes     shares of Common Stock issuable upon the exercise of options granted to Mr. Singh and exercisable on or prior to October  , 1996 and shares of Common Stock owned by Mr. Singh's spouse and children.
 (4) Quantum Industrial Partners LDC ("Quantum Industrial") has vested investment discretion with respect to its portfolio investments, including the Common Stock, in an entity over which Mr. George Soros may be deemed to have sole and ultimate control. Mr. Soros and Dr. Purnendu Chatterjee, as a sub-advisor to Quantum Industrial, may be deemed to have shared beneficial ownership of Common Stock held by Quantum Industrial.
 (5) Winston Partners II LLC has vested investment discretion in its portfolio investments, including the Common Stock, in Chatterjee Management Company, an entity over which Dr. Chatterjee may be deemed to have sole and ultimate control. Dr. Chatterjee may be deemed to have beneficial ownership of Common Stock held by Winston Partners II LLC.
 (6) Mr. Soros and Dr. Chatterjee may be deemed to have shared beneficial ownership of Common Stock held by S-C Phoenix Holdings, L.L.C.
 (7) Winston Partners II LDC has vested investment discretion in its portfolio investments, including the Common Stock, in Chatterjee Management Company, an entity over which Dr. Chatterjee may be deemed to have sole and ultimate control. Dr. Chatterjee may be deemed to have beneficial ownership of Common Stock held by Winston Partners II LDC.

 (8) Includes shares of Common Stock issuable upon the exercise of options granted to Mr. DePodesta and exercisable on or prior to October , 1996.
 (9) Includes shares of Common Stock issuable upon the exercise of options granted to Mr. Fialkov and exercisable on or prior to October , 1996.
(10) Includes shares of Common Stock issuable upon the exercise of options granted to Mr. Hershberg and exercisable on or prior to October , 1996.
(11) Includes shares of Common Stock issuable upon the exercise of options granted to Mr. Krieger and exercisable on or prior to October , 1996 and shares of Common Stock owned by Mr. Krieger's spouse.
(12) Includes shares of Common Stock issuable upon the exercise of options granted to Mr. Puente and exercisable on or prior to October , 1996.
(13) Includes shares of Common Stock issuable upon the exercise of options granted to directors and executive officers and exercisable on or prior to October , 1996.
(14) Applicable percentage of ownership as of August , 1996 is based upon shares of Common Stock outstanding.
(15) Applicable percentage ownership after this Offering is based upon shares of Common Stock outstanding after giving effect to the issuance of
     the     shares of Common Stock offered hereby.

                         DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

  The Company is authorized to issue up to 10,455,000 shares of Common Stock, par value $0.01 per share. As of July 31, 1996, the Company had presently
outstanding,     shares of Common Stock reserved for issuance upon exercise of
options granted pursuant to the Plans. An additional     shares of Common
Stock may be issued pursuant to the Soros/Chatterjee Warrants assuming such warrants were exercised on the date of the Offering at an assumed price of
$   . The actual number of shares of Common Stock issuable under the
Soros/Chatterjee Warrants will be      shares plus an indeterminate number of
shares having a fair market value of $10 million as of the date of exercise. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to such preferential rights of the issued and outstanding Series A Stock more particularly described below, and such preferential rights as the Company's Board of Directors may grant in connection with future issuances of Preferred Stock, holders of shares of Common Stock are entitled to receive such dividends as the Board of Directors may declare in its discretion out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, after payment of liabilities and any liquidation preference on any shares of Preferred Stock then outstanding, the holders of shares of Common Stock are entitled to a distribution of any remaining assets of the Company. Holders of shares of Common Stock have no cumulative voting or preemptive rights. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby, when issued and paid for, will be, fully paid and nonassessable.

PREFERRED STOCK

  The Company is authorized to issue up to 2,455,000 shares of Preferred Stock, par value $0.01 per share, of which 455,000 shares are designated Series A Stock. All shares of the Series A Stock were issued to the sellers in the Axicorp transaction, 206,666 shares of which were delivered at closing and the balance of which are being held by the Company to secure certain post-closing obligations of the sellers. As a consequence of the consummation of the Offering, all of the Series A Stock will convert into Common Stock.

  Dividends are paid on Series A Stock when, as and in the same amount as paid from time to time on the Common Stock. Holders of Series A Stock are not entitled to vote on matters related to the Company other than certain matters related to the capital structure of the Company or matters for which the law provides for such vote. If the Company grants preemptive rights in connection with certain issuances, sales or exchanges of Common Stock of the Company or of securities convertible into Common Stock of the Company, holders of Series A Stock are also granted such preemptive rights. A holder of Series A Stock has the right at any time after March 1, 1998 to convert its Series A Stock, share for share, into Common Stock of the Company. Upon the occurrence of certain events, including the elimination of certain foreign ownership restrictions on the Company, the occurrence of certain transfers of the Company's stock or assets, or the public offering of more than 20% of the Company's Common Stock, shares of Series A Stock automatically convert into shares of Common Stock of the Company. Any particular conversion of shares of Series A Stock held by certain foreign owners into shares of Common Stock of the Company may be limited by foreign ownership restrictions applicable to the Company.

  In addition to the Series A Stock, the Company, without further action by the Stockholders, is also authorized to issue up to 2,000,000 shares of other Preferred Stock, par value $0.01 per share ("Other Preferred Stock"). The Company's Board of Directors may determine the timing, series, designation and number of shares of Other Preferred Stock to be issued, as well as the rights, preferences and limitations of such shares, including those related to voting power, redemption, conversion, dividend rights and liquidation preferences. The issuance of Other Preferred Stock could adversely affect the voting power of the holders of Common Stock of the Company or have the effect of deterring or delaying any attempt by a person, entity or group to obtain control of the Company. See "--Takeover Protection."

WARRANTS

  As of     , 1996, there were outstanding Soros/Chatterjee Warrants granting
the Soros/Chatterjee Group the right to receive, upon exercise,     shares of
Common Stock plus an indeterminate number of shares the fair market value of
which is $10.0 million on the date of exercise.     of the Soros/Chatterjee
Warrants are currently exercisable, with the remainder being exercisable on or after July 31, 1997 and until July 31, 1999. The Soros/Chatterjee Warrants are entitled to certain customary antidilution protection in the event of stock splits, stock dividends, reorganizations and other similar events. The shares of Common Stock issued pursuant to the Soros/Chatterjee Warrants as entitled to certain registration rights described below. See "Certain Transactions-- Private Equity Sale."

REGISTRATION RIGHTS

  Soros. Pursuant to a registration rights agreement dated July 31, 1996, the Soros/Chatterjee Group is entitled to demand registration of its shares of Common Stock after July 31, 1998, up to three times, the third demand being available only if the first two did not result in the Soros/Chatterjee Group having registered 80% of its shares of Common Stock. The Company is not required to effect any demand registration within 180 days after the effective date of a previous demand registration and may postpone, on one occasion in any 365-day period the filing or effectiveness of a registration statement for a demand registration for up to 120 days under certain circumstances, including pending material transactions or the filing by the Company of a registration statement relating to the sale of shares for its own account. The Soros/Chatterjee Group is also entitled to unlimited piggyback registrations. Such rights with respect to this Offering have been waived. All such registrations would be at the Company's expense, exclusive of underwriting discounts and commissions, and legal fees (up to $25,000 for each such offering) incurred by the holders of registrable securities. The Company and the Soros/Chatterjee Group have entered into customary indemnification and contribution provisions.

  Teleglobe. Under a shareholders' agreement between the Company, Mr. Singh and Teleglobe, Teleglobe has the same consent, preemptive and registration rights as may be granted in the future to other shareholders of an equal or lesser percentage ownership in the Company. No such rights have been granted to other shareholders other than in one instance in which Teleglobe waived its rights. The shareholders' agreement also provides Teleglobe participation and tag-along rights whereby Teleglobe is entitled to sell its shares of Common Stock when certain other shareholders sell or when the Company issues equity securities that would result in a change of control of the Company. The agreement also obligates Teleglobe to sell its shares if certain other shareholders sell and specified conditions are met, and grants the Company a right of first refusal upon a sale of the Teleglobe-owned Common Stock to any competitor of the Company.

TAKEOVER PROTECTION

  The Company is subject to Section 203 of the DGCL which, subject to certain exceptions, prohibits a Delaware corporation, the voting stock of which is generally publicly traded (i.e., listed on a national securities exchange or authorized for quotation on an inter-dealer quotation system of a registered national securities association) or held of record by more than 2,000 stockholders, from engaging in any "business combination" (as defined below) with any "interested stockholder" (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers, and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Section 203 of the DGCL defines "business combination" to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder, or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an "interested stockholder" as any person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting stock of a Delaware corporation.

  Pursuant to the Company's Certificate of Incorporation, the Company's Board of Directors is divided into three classes of directors each containing, as nearly as possible, an equal number of directors. Directors within each class are elected to serve three-year terms and approximately one-third of the directors sit for election at each annual meeting of the Company's stockholders. A classified board of directors may have the effect of deterring or delaying any attempt by any group to obtain control of the Company by a proxy contest since such third party would be required to have its nominees elected at two separate annual meetings of the Board of Directors in order to elect a majority of the members of the Board of Directors. Directors who are elected to fill a vacancy (including vacancies created by an increase in the number of directors) must be confirmed by the stockholders at the next annual meeting of stockholders whether or not such director's term expires at such annual meeting.

  The Company's By-Laws allow the Board of Directors to increase the number of directors from time to time (though a decrease in the number of directors may not have the effect of shortening the term of any incumbent director) and to fill any vacancies on the Board of Directors, including vacancies resulting from an increase in the number of directors. This provision is designed to provide the Board of Directors with flexibility to deal with an attempted hostile takeover by a stockholder who may acquire a majority voting interest in the Company without paying a premium therefor. This provision allows the Board of Directors to increase its size and prevent a "squeeze-out" of any remaining minority interest soon after a new majority stockholder gains control over the Company. Further, the By-Laws limit the new majority stockholder's power to remove a current or all current directors before the annual meeting in the absence of "cause." Cause for removal of a director is limited to (i) a judicial determination that a director is of unsound mind,
(ii) a conviction of a director of an offense punishable by imprisonment for a term of more than one year, (iii) a breach or failure by a director to perform the statutory duties of said director's office if the breach or failure constitutes self-dealing, willful misconduct or recklessness, or (iv) a failure of a director, within 60 days after notice of his or her election, to accept such office either in writing or by attending a meeting of the Board of Directors and fulfilling such other requirements of qualification as the By-Laws or Certificate of Incorporation may provide.

  Options under the Employee Plan outstanding on the date of a "change in control" of the Company become immediately exercisable on such date. A change in control for purposes of this exercise right includes the acquisition by any person or entity of the beneficial ownership of 50% or more of the voting power of the Company's stock, the approval by the Company's shareholders of a merger, reorganization or consolidation of the Company in which the Company's shareholders do not own 50% or more of the voting power of the stock of the entity surviving such a transaction, the approval of the Company's shareholders of an agreement of sale of all or substantially all of the Company's assets, and the acceptance by the Company's shareholders of a share exchange in which the Company's shareholders do not own 50% or more of the voting power of the stock of the entity surviving such exchange.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is StockTrans, Inc.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this Offering, the Company will have     shares of Common
Stock outstanding. Of these shares, the     shares of Common Stock offered
hereby (plus up to     additional shares if the Underwriters exercise in full
their over-allotment option), will be freely tradeable without restriction or further registration, except for shares purchased by "affiliates" or "underwriters" of the Company, as these terms are defined under the Securities Act, subject to the resale limitations of Rule 144 under the Securities Act
and the regulations promulgated thereunder. The remaining     shares of Common
Stock are restricted securities (the "Restricted Shares") and may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 under
the Securities Act. Of these     Restricted Shares,     shares will be subject
to 180-day "lock-up" agreements with Lehman Brothers more particularly
described below. Upon expiration of such lock-up agreements,    of the
Restricted Shares will become eligible for sale, subject to compliance with
Rule 144. The remaining     Restricted Shares,     shares are immediately
eligible for sale and     shares will become eligible for sale at various
times over a period of less than two years. In addition, the shares underlying certain warrants and options will become eligible for sole subject to applicable lock-up agreements and compliance with Rule 144.

  In general, Rule 144 allows a person who has beneficially owned Restricted Shares for at least two years, including persons who may be deemed affiliates of the Company, to sell, within any three-month period, up to the number of Restricted Shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock, and (ii) the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. A person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale and who has beneficially owned his or her Restricted Shares for at least three years would be entitled to sell such Restricted Shares without regard to the volume limitations described above and certain other conditions of Rule 144. The Commission has proposed certain amendments to Rule 144 that would reduce by one year the holding periods required for shares subject to Rule 144 and 144(k) to become eligible for resale in the public market. This proposal, if adopted, would increase the number of shares of Common Stock eligible for
immediate resale following the expiration of the lock-up to    agreements
described below. No assurance can be given concerning whether or when the proposal will be adopted by the Commission.

  Under Rule 701, any employee, officer or director or consultant to the Company who purchased shares pursuant to a written compensatory plan or contract, including the Employee Plan and the Director Plan, who is not an affiliate of the Company, is entitled to sell such shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell such shares without having to comply with the Rule 144 period restrictions, in each case commencing 90 days after the Effective Date.

  The Company intends to file one or more registration statements under the Securities Act to register Common Stock to be issued pursuant to the exercise of options, including options granted or to be granted under the Employee Plan and the Director Plan.

  The holders of approximately    shares of Common Stock upon the closing of
this Offering and    shares of Common Stock issuable upon the exercise of
outstanding warrants and their permitted transferees and entitled to certain demand and piggy-back registration rights in respect of their shares. See "Description of Capital Stock--Registration Rights."

  Prior to this Offering, there has been no public market for the securities of the Company. No predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the market price of the Common Stock. Nevertheless, sales of a substantial number of such shares by existing stockholders or by stockholders purchasing in this Offering could have a negative impact on the market price of the Common Stock.

                                 UNDERWRITING

  Under the terms and subject to the conditions contained in the Underwriting
Agreement, dated     , 1996 (the "Underwriting Agreement") between the Company
and the Underwriters named below (the "Underwriters"), for whom Lehman Brothers Inc. and Donaldson, Lufkin & Jenrette Securities Corporation are acting as representatives (the "Representatives"), the Underwriters have severally agreed to purchase from the Company, and the Company has agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite the name of each such Underwriter below:

                                                                       NUMBER OF
           UNDERWRITERS                                                 SHARES
           ------------                                                ---------
   Lehman Brothers Inc................................................
   Donaldson, Lufkin & Jenrette Securities Corporation................
                                                                          ---
       Total..........................................................
                                                                          ===

  The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page hereof, and to certain dealers at
such public offering price less a selling concession not in excess of $    per
share. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of $    per share to certain other Underwriters or to certain
other brokers or dealers. After the offering to the public, the offering price and other selling terms may be changed by the Representatives.

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions, including the condition that no stop order suspending the effectiveness of the Registration Statement (of which this Prospectus forms a part) is in effect and no proceedings for such purpose are pending or threatened by the Commission and that there has been no material adverse change in the condition of the Company from that set forth in the Registration Statement otherwise than as set forth or contemplated in this Prospectus, and that certain certificates, opinions and letters have been received from the Company and its counsel and independent auditors. The Underwriters are obligated to take and pay for all of the above shares of Common Stock if any such shares are taken.

  The Company and the Underwriters have agreed in the Underwriting Agreement to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  The Company has granted to the Underwriters an option to purchase up to an
additional     shares of Common Stock, exercisable solely to cover over-
allotments, at the public offering price, less the underwriting discounts and commissions shown on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that the option is exercised, each Underwriter will be committed to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the table above.

  The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

  Stockholders of the Company, including all directors and officers,
beneficially owning an aggregate of     shares of Common Stock and certain
common stock equivalents have agreed not to offer, sell or otherwise dispose of their shares, with certain limited exceptions, for a period of 180 days after the Effective Date, without the prior written consent of Lehman Brothers Inc. on behalf of the Representatives. Except for the

Common Stock to be sold in this offering, the Company has agreed not to offer, sell, contract to sell or otherwise issue any Common Stock or other capital stock with certain limited exceptions, prior to the expiration of 180 days after the Effective Date, without the prior written consent of Lehman Brothers Inc. on behalf of the Representatives.

  Prior to this Offering, there has been no public market for the Common Stock. The public offering price was negotiated between the Company and the Representatives. The material factors considered in determining the public offering price of the Common Stock, in addition to the prevailing market conditions, were the Company's historical performance, capital structure, estimates of the business potential, revenues and earnings prospects of the Company, an assessment of the Company's management and consideration of the above factors in relation to the market values of companies in related businesses.

  Application will be made to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "PRTL."

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby is being passed upon for the Company by Pepper, Hamilton & Scheetz, Philadelphia, Pennsylvania and for the Underwriters by Shearman & Sterling, New York, New York. Mr. John DePodesta, "of counsel" to Pepper, Hamilton & Scheetz, is a director and an Executive Vice President of the Company, and the beneficial owner of shares of Common Stock.

                                    EXPERTS

  The Consolidated Financial Statements of the Company as of December 31, 1994 and 1995, and for the period from inception (February 4, 1994) to December 31, 1994 and the year ended December 31, 1995 included in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein. Such Consolidated Financial Statements have been included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The Financial Statements of Axicorp, as of March 31, 1995 and 1996, and for the nine months ended March 31, 1995 and the twelve months ended March 31, 1996 included in this Prospectus and in the Registration Statement have been audited by Price Waterhouse, independent chartered accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED:
  Independent Auditors' Report............................................  F-2
  Consolidated Balance Sheets as of December 31, 1994 and 1995 and June
   30, 1996 (unaudited)...................................................  F-3
  Consolidated Statements of Operations for the period from February 4,
   1994 (inception) to December 31, 1994, the year ended December 31, 1995 and the six months ended June 30, 1995 (unaudited) and 1996
   (unaudited)............................................................  F-4
  Consolidated Statements of Stockholders' Equity (Deficit) for the period from February 4, 1994 (inception) to December 31, 1994, the year ended
   December 31, 1995 and the six months ended June 30, 1996 (unaudited)...  F-5
  Consolidated Statements of Cash Flows for the period from February 4,
   1994 (inception) to December 31, 1994, the year ended December 31, 1995 and the six months ended June 30, 1995 (unaudited) and 1996
   (unaudited)............................................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
AXICORP PTY., LTD.:
  Report of Independent Accountants....................................... F-16
  Balance Sheets as of March 31, 1995 and 1996............................ F-17
  Statements of Operations for the nine months ended March 31, 1995 and for the twelve months ended March 31, 1996............................. F-18
  Statements of Stockholders' Equity for the nine months ended March 31,
   1995 and for the twelve months ended March 31, 1996.................... F-19
  Statements of Cash Flows for the nine months ended March 31, 1995 and for the twelve months ended March 31, 1996............................. F-20
  Notes to Financial Statements........................................... F-21

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Primus Telecommunications Group, Incorporated:

  We have audited the accompanying consolidated balance sheets of Primus Telecommunications Group, Incorporated and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the period from February 4, 1994 (date of incorporation) to December 31, 1994 and for the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Primus Telecommunications Group, Incorporated and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for the period from February 4, 1994 (date of incorporation) to December 31, 1994 and the year ended December 31, 1995, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Washington, D.C.
April 23, 1996, except for the first
 and second paragraphs of Note 13,
 as to which the dates are July 31,
 1996, and the effective date of the
 Registration Statement,
 respectively

                              ------------------

  The foregoing report is in the form that will be signed upon the completion of the restatement of capital accounts to effect the conversion of all outstanding shares of preferred stock into shares of common stock and the split of all shares of common stock at a ratio to be determined.

Washington, D.C.
April 23, 1996

         PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                              DECEMBER 31,
                                          ----------------------    JUNE 30,
                                            1994        1995          1996
                                          ---------  -----------  ------------
                                                                  (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.............. $ 220,904  $ 2,295,843  $  4,397,604
  Accounts receivable (net of allowance
   of $132,353 at December 31, 1995 and
   $1,605,570 (unaudited) at June 30,
   1996).................................       --       664,697    24,848,696
  Prepaid expenses and other current as-
   sets..................................    42,743      388,263       557,103
                                          ---------  -----------  ------------
    Total current assets.................   263,647    3,348,803    29,803,403
PROPERTY AND EQUIPMENT--Net..............   116,919      948,876     5,570,230
INTANGIBLES..............................       --           --     22,002,091
DEFERRED INCOME TAXES....................       --           --      4,211,808
OTHER ASSETS.............................   106,250      743,932       709,278
                                          ---------  -----------  ------------
TOTAL ASSETS............................. $ 486,816  $ 5,041,611  $ 62,296,810
                                          =========  ===========  ============
LIABILITIES AND STOCKHOLDERS' EQUITY
 (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable....................... $  92,273  $ 1,284,341  $ 25,329,431
  Accrued expenses and other current lia-
   bilities..............................   122,300      667,748     3,501,252
  Due to related party...................   330,850          --            --
  Deferred income taxes..................       --           --      4,737,298
  Current portion of long-term obliga-
   tions.................................    12,882      101,804    10,626,541
                                          ---------  -----------  ------------
    Total current liabilities............   558,305    2,053,893    44,194,522
LONG-TERM OBLIGATIONS....................       --       425,866     6,302,152
                                          ---------  -----------  ------------
    Total liabilities....................   558,305    2,479,759    50,496,674
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock, $.01 par value--
   2,455,000 shares authorized; issued
   and outstanding, 455,000 shares of
   Series A Convertible (unaudited) at
   June 30, 1996.........................       --           --          4,550
  Common stock, $.01 par value--
   authorized 5,000,000 shares in 1994
   and 1995; 10,455,000 shares
   (unaudited) June 30, 1996; issued and
   outstanding, 1,194,835 shares in 1994;
   2,089,172 shares in 1995; 2,817,034
   shares (unaudited) at June 30, 1996...    11,948       20,891        28,170
  Additional paid-in capital.............   493,843    5,545,960    18,052,312
  Accumulated deficit....................  (577,280)  (3,002,518)   (6,234,944)
  Cumulative translation adjustment......       --        (2,481)      (49,952)
                                          ---------  -----------  ------------
    Total stockholders' equity (defi-
     cit)................................   (71,489)   2,561,852    11,800,136
                                          ---------  -----------  ------------
TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY (DEFICIT)........................ $ 486,816  $ 5,041,611  $ 62,296,810
                                          =========  ===========  ============

                See notes to consolidated financial statements.

         PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                              PERIOD FROM
                              FEBRUARY 4,                  SIX MONTHS ENDED
                                1994 TO     YEAR ENDED         JUNE 30,
                              DECEMBER 31, DECEMBER 31,  ----------------------
                                  1994         1995        1995        1996
                              ------------ ------------  ---------  -----------
                                                              (UNAUDITED)
NET REVENUE..................  $     --    $ 1,167,058   $ 221,441  $65,414,924
COST OF REVENUE..............        --      1,383,763     203,284   60,162,429
                               ---------   -----------   ---------  -----------
GROSS MARGIN (DEFICIT).......        --       (216,705)     18,157    5,252,495
OPERATING EXPENSES:
  Selling, general, and ad-
   ministrative..............    556,545     2,024,383     714,710    6,707,373
  Depreciation and amortiza-
   tion......................     12,474       160,024      64,764      797,421
                               ---------   -----------   ---------  -----------
    Total operating ex-
     penses..................    569,019     2,184,407     779,474    7,504,794
                               ---------   -----------   ---------  -----------
LOSS FROM OPERATIONS.........   (569,019)   (2,401,112)   (761,317)  (2,252,299)
INTEREST EXPENSE.............    (13,028)      (58,732)    (33,168)    (334,775)
INTEREST INCOME..............      4,767        34,606       1,405       85,191
OTHER INCOME (EXPENSE).......        --            --          --      (268,120)
                               ---------   -----------   ---------  -----------
LOSS BEFORE INCOME TAXES.....   (577,280)   (2,425,238)   (793,080)  (2,770,003)
INCOME TAXES.................        --            --          --      (462,423)
                               ---------   -----------   ---------  -----------
NET LOSS.....................  $(577,280)  $(2,425,238)  $(793,080) $(3,232,426)
                               =========   ===========   =========  ===========
NET LOSS PER COMMON AND
 COMMON SHARE EQUIVALENTS....  $     --    $       --    $     --   $       --
                               =========   ===========   =========  ===========
WEIGHTED AVERAGE NUMBER OF
 COMMON AND COMMON SHARE
 EQUIVALENTS OUTSTANDING.....        --            --          --           --
                               =========   ===========   =========  ===========


                See notes to consolidated financial statements.

         PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                         PREFERRED STOCK    COMMON STOCK     ADDITIONAL                CUMULATIVE  STOCKHOLDERS'
                         --------------- ------------------   PAID-IN    ACCUMULATED   TRANSLATION    EQUITY
                         SHARES  AMOUNT   SHARES    AMOUNT    CAPITAL      DEFICIT     ADJUSTMENT    (DEFICIT)
                         ------- ------- --------- -------- ------------ ------------  ----------- -------------
BALANCE, FEBRUARY 4,
 1994 (DATE OF
 INCORPORATION).........     --  $   --        --  $    --  $        --  $        --    $     --   $        --
 Issuance of "founder's
  stock" to the
  Company's
  incorporator..........     --      --     52,817      528          --           --          --            528
 Investment made by
  Chairman and Chief
  Executive Officer.....     --      --  1,003,521   10,035      239,965          --          --        250,000
 Common shares issued
  for services
  performed.............     --      --     21,127      211        5,052          --          --          5,263
 Shares purchased by
  outside investors in
  the form of a trust...     --      --    117,370    1,174      248,826          --          --        250,000
 Net loss...............     --      --        --       --           --      (577,280)        --       (577,280)
                         ------- ------- --------- -------- ------------ ------------   ---------  ------------
BALANCE, DECEMBER 31,
 1994...................     --      --  1,194,835   11,948      493,843     (577,280)        --        (71,489)
 Common shares sold
  through private
  placement, net of
  transaction costs.....     --      --    660,697    6,607    4,011,228          --          --      4,017,835
 Conversion of related
  party debt to common
  stock.................     --      --    164,318    1,643      348,357          --          --        350,000
 Common shares issued
  for services
  performed.............     --      --     69,322      693      692,532          --          --        693,225
 Foreign currency
  translation
  adjustment............     --      --        --       --           --           --       (2,481)       (2,481)
 Net loss...............     --      --        --       --           --    (2,425,238)        --     (2,425,238)
                         ------- ------- --------- -------- ------------ ------------   ---------  ------------
BALANCE, DECEMBER 31,
 1995...................     --      --  2,089,172   20,891    5,545,960   (3,002,518)     (2,481)    2,561,852
 Common shares sold
  through private
  placement, net of
  transaction costs
  (unaudited)...........     --      --    523,867    5,239    4,678,118          --          --      4,683,357
 Common shares sold, net
  of transaction costs
  (unaudited)...........     --      --    121,505    1,215    1,383,729          --          --      1,384,944
 Common shares issued
  for services performed
  (unaudited)...........     --      --     82,490      825      989,055          --          --        989,880
 Preferred shares issued
  for Axicorp
  acquisition
  (unaudited)........... 455,000   4,550       --       --     5,455,450          --          --      5,460,000
 Foreign currency
  translation adjustment
  (unaudited)...........     --      --        --       --           --           --      (47,471)      (47,471)
 Net loss (unaudited)...     --      --        --       --           --    (3,232,426)        --     (3,232,426)
                         ------- ------- --------- -------- ------------ ------------   ---------  ------------
BALANCE, JUNE 30, 1996
 (UNAUDITED)............ 455,000 $ 4,550 2,817,034 $ 28,170 $ 18,052,312 $ (6,234,944)  $ (49,952) $ 11,800,136
                         ======= ======= ========= ======== ============ ============   =========  ============

                See notes to consolidated financial statements.

         PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             PERIOD FROM
                             FEBRUARY 4,                  SIX MONTHS ENDED
                               1994 TO     YEAR ENDED         JUNE 30,
                             DECEMBER 31, DECEMBER 31,  ----------------------
                                 1994         1995        1995        1996
                             ------------ ------------  ---------  -----------
                                                             (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
  Net loss..................  $(577,280)  $(2,425,238)  $(793,080) $(3,232,426)
  Adjustments to reconcile
   net loss to net cash used
   in operating activities:
    Depreciation and
     amortization...........     12,474       160,024      64,763      790,420
    Sales allowances........        --        132,353         --       614,738
    Foreign currency
     transaction loss.......        --            --          --       268,120
    Deferred income taxes...        --            --          --       299,962
    Changes in assets and
     liabilities:
      (Increase) decrease in
       accounts receivable..        --       (797,050)   (199,200)  (8,040,516)
      (Increase) decrease in
       prepaid expenses and
       other current
       assets...............    (42,743)      (26,925)    (46,703)     (53,862)
      (Increase) decrease in
       deferred costs.......    (25,000)      (35,234)        --           --
      (Increase) decrease in
       other assets.........    (81,453)     (532,530)    (98,250)    (213,920)
      Increase (decrease) in
       accounts payable.....     92,273     1,194,991     209,442    4,717,673
      Increase (decrease) in
       accrued expenses and
       other liabilities....    135,656       321,697     246,069      614,686
                              ---------   -----------   ---------  -----------
        Net cash used in
         operating
         activities.........   (486,073)   (2,007,912)   (616,959)  (4,235,125)
                              ---------   -----------   ---------  -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
  Purchase of property and
   equipment................   (105,547)     (396,281)    (88,116)  (1,452,340)
  Cash used in business
   acquisition, net of cash
   acquired.................        --            --          --    (1,700,674)
                              ---------   -----------   ---------  -----------
        Net cash used in
         investing
         activities.........   (105,547)     (396,281)    (88,116)  (3,153,014)
                              ---------   -----------   ---------  -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
  Principal payments on
   capital lease............     (2,230)      (63,595)    (31,948)     (35,486)
  Principal borrowed from
   Chairman and Chief
   Executive Officer........    314,754           --          --           --
  Sale of common stock......    500,000     4,542,727     964,591    7,376,776
  Proceeds from notes
   payable--related party...        --            --          --     2,000,000
                              ---------   -----------   ---------  -----------
        Net cash provided by
         financing
         activities.........    812,524     4,479,132     932,643    9,341,290
                              ---------   -----------   ---------  -----------
EFFECT OF EXCHANGE RATE
 CHANGES ON CASH AND CASH
 EQUIVALENTS................        --            --          --       148,610
                              ---------   -----------   ---------  -----------
NET INCREASE IN CASH........    220,904     2,074,939     227,568    2,101,761
CASH AND CASH EQUIVALENTS,
 BEGINNING OF PERIOD........        --        220,904     220,904    2,295,843
                              ---------   -----------   ---------  -----------
CASH AND CASH EQUIVALENTS,
 END OF PERIOD..............  $ 220,904   $ 2,295,843   $ 448,472  $ 4,397,604
                              =========   ===========   =========  ===========
SUPPLEMENTAL CASH FLOW
 INFORMATION:
  Cash paid for interest....  $     --    $    36,249   $  14,397  $    39,354
                              ---------   -----------   ---------  -----------
  Non-cash investing and
   financing activities:
    Common stock issued for
     services...............  $   5,263   $   693,225   $     --   $   989,880
                              ---------   -----------   ---------  -----------
    Conversion of related
     party debt to common
     stock..................  $     --    $   350,000   $ 350,000  $       --
                              ---------   -----------   ---------  -----------
    Increase in capital
     lease liability for
     acquisition of property
     and equipment..........  $  15,112   $   578,381   $ 543,689  $   168,302
                              ---------   -----------   ---------  -----------
    Increase in notes
     payable for acquisition
     of switch equipment....  $     --    $       --    $     --   $ 2,362,500
                              ---------   -----------   ---------  -----------

                See notes to consolidated financial statements.

        PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS

  Primus Telecommunications Group, Incorporated (the "Company"), formerly Global Telecommunications, Inc., was incorporated in Delaware in February 1994. The Company was formed to capitalize on the increase in business and consumer demand for international telecommunication services. The Company operates as a holding company and currently has wholly-owned subsidiaries in the United States, United Kingdom, Australia, and Mexico. Subsequent to December 31, 1995, the Company purchased all of the outstanding capital stock of Axicorp, Pty., Ltd. ("Axicorp"), an Australian telecommunications company (see Note 12).

  In 1994, the Company, as a development stage enterprise, was involved in various start-up activities including raising capital, obtaining licenses, acquiring equipment, leasing space, developing markets, and recruiting and training personnel. During 1995, the Company began revenue generating operations and is no longer in the development stage.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation--The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

  Revenue Recognition--Revenues from long distance telecommunications services are recognized when the services are provided.

  Cost of Revenue--Cost of revenue includes network costs which consist of access, transport, and termination costs. Such costs are recognized when incurred in connection with the provision of telecommunications services.

  Foreign Currency Translation--The assets and liabilities of the Company's foreign subsidiaries are translated at the exchange rates in effect on the reporting date, and income and expenses are translated at the average exchange rate during the period. The net effect of such translation gains and losses are accumulated as a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in Other Income (Expense) in the consolidated statements of operations.

  Cash and Cash Equivalents--The Company considers cash on hand, deposits in banks, certificates of deposit, and overnight repurchase agreements with original maturities of three months or less as cash and cash equivalents.

  Property and Equipment--Property and equipment, which consists of furniture, leasehold improvements, and telecommunications equipment, is stated at cost less accumulated depreciation and amortization. Expenditures for maintenance and repairs that do not materially extend the useful lives of the assets are charged to expense. Depreciation and amortization are computed using the straight-line method over estimated useful lives of the assets, less their net salvage value, which range from three to eight years, or for leasehold improvements and leased equipment, over the terms of the leases, whichever is shorter.

  Intangible Assets--At June 30, 1996, intangible assets consist of goodwill of $17,733,000 (unaudited) and customer lists of $4,269,000 (unaudited). Goodwill is being amortized over 30 years on a straight-line basis and customer lists over the estimated run-off of the customer base not to exceed five years. Accumulated amortization at June 30, 1996, was $199,248 (unaudited) and $304,920 (unaudited) related to the goodwill and customer lists, respectively.

        PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED AND SUBSIDIARIES

  New Accounting Pronouncements--As of January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The adoption had no effect on the financial position or results of operations of the Company. SFAS No. 123, Accounting for Stock Based Compensation, becomes effective and will be adopted by the Company as of December 31, 1996. The Company does not plan to adopt the recognition and measurement provisions of SFAS No. 123.

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Concentration of Credit Risk--Financial instruments that potentially subject the Company to concentration of credit risk principally consists of trade accounts receivable. The Company's six largest customers account for approximately 52% of gross accounts receivable as of December 31, 1995. At June 30, 1996, no customer accounted for more than 10% (unaudited) of accounts receivable. The Company performs ongoing credit evaluations of its customers but generally does not require collateral to support customer receivables. Losses on uncollectible accounts have consistently been within management's expectations.

  Income Taxes--The Company recognizes income tax expense for book purposes following the asset and liability approach for computing deferred income taxes. Under this method, the deferred tax asset and liability are determined based on the difference between financial reporting and tax basis of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

  Deferred Costs--Legal, investment banking, and other incremental costs associated with raising capital are recorded as deferred costs and are included in Other Assets on the consolidated balance sheet. Such costs are subsequently netted against the proceeds of the stock offerings to which they relate. In the event that the offering is not successful, such costs would be written off to operations in the period in which the related offering is abandoned. Such amounts total $30,263 and $60,125 at December 31, 1994 and 1995, respectively. Subsequent to December 31, 1995, these costs have been netted against the respective transactions. The Company has also capitalized $92,609 related to the Axicorp acquisition at December 31, 1995 (see Note 12). Such amounts were included in the purchase price accounting at acquisition. There are no deferred costs included in the consolidated balance sheet at June 30, 1996 (unaudited).

  Net Loss Per Share--Net loss per common and common share equivalents at the effective date of the Registration Statement will be computed based upon the weighted average number of common and common share equivalents, outstanding during each period. Common share equivalents consist of stock options calculated using the treasury stock method. Retroactive restatement will be made to share and per share amounts for the stock split contemplated by the Company as part of its initial public offering. Primary and fully diluted loss per share are the same. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock and options to purchase common stock issued subsequent to August , 1995 at prices below the assumed initial public offering price will be included as outstanding for all periods presented, using the treasury stock method at the assumed initial public offering price even though the effect is to reduce the net loss per share.


  Interim Financial Information--The interim financial data as of June 30, 1996 and for the six-month periods ended June 30, 1995 and 1996, is unaudited. The information reflects all adjustments, consisting only of normal recurring adjustments that, in the opinion of management, are necessary to present fairly the financial position and results of operations of the Company for the periods indicated. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full year.

        PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED AND SUBSIDIARIES

3. PROPERTY AND EQUIPMENT

  Property and equipment consist of the following:

                                                DECEMBER 31,
                                             --------------------   JUNE 30,
                                               1994       1995        1996
                                             --------  ----------  -----------
                                                                   (UNAUDITED)
   Network equipment........................ $    --   $  849,062  $5,237,817
   Furniture and equipment..................   55,625     161,071     417,701
   Billing system software..................      --          --      153,398
   Leasehold improvements...................   68,302      88,457     174,182
                                             --------  ----------  ----------
                                              123,927   1,098,590   5,983,098
   Less: Accumulated depreciation and amor-
    tization................................   (7,008)   (149,714)   (412,868)
                                             --------  ----------  ----------
                                             $116,919  $  948,876  $5,570,230
                                             ========  ==========  ==========

  Equipment under capital leases totaled $578,382 and $746,685 (unaudited) with accumulated depreciation of $75,501 and $130,956 (unaudited) at December 31, 1995 and June 30, 1996, respectively.

4. LONG-TERM OBLIGATIONS

  Long-term obligations consist of the following:

                                                DECEMBER 31,
                                             -------------------    JUNE 30,
                                               1994      1995         1996
                                             --------  ---------  ------------
                                                                  (UNAUDITED)
   Obligations under capital leases........  $ 12,882  $ 527,670  $    643,682
   Equipment financing.....................       --         --      2,362,500
   Note payable--related party.............       --         --      2,000,000
   Notes payable relating to Axicorp acqui-
    sition.................................       --         --      8,378,761
   Settlement obligation...................       --         --      3,543,750
                                             --------  ---------  ------------
     Subtotal..............................    12,882    527,670    16,928,693
   Less: Current portion of long-term obli-
    gations................................   (12,882)  (101,804)  (10,626,541)
                                             --------  ---------  ------------
                                             $    --   $ 425,866  $  6,302,152
                                             ========  =========  ============

    At June 30, 1996, the following describes the components of long-term obligations (unaudited):

    Equipment financing represents the purchase of network switching equipment for use in its Australian network financed by the vendor. Beginning in January 1997, 16 monthly payments of approximately $100,000 are due to the vendor. In addition, a payment of approximately $788,000 plus accrued interest is due in May 1998. Interest will accrue at the Corporate Overdraft Reference Rate plus 1%. At June 30, 1996, the Corporate Overdraft Reference Rate was 10.75%.

    In connection with an investment agreement, in February 1996 the Company issued a $2,000,000 note payable to Teleglobe, due February 9, 1998 which bears interest at 6.9% per annum payable quarterly.

    In connection with the acquisition of Axicorp on March 1, 1996, the Company issued two notes to the sellers for a total of $8.4 million (see
  Note 12).

    In addition, in conjunction with the Axicorp acquisition, the Company accrued approximately $3.5 million under a settlement obligation. This amount is expected to be paid during the next year.

        PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED AND SUBSIDIARIES

5. INCOME TAXES

  The tax expense (deferred) recorded for the six-month period ended June 30, 1996 results from foreign taxes on earnings at the Company's Australian subsidiary.

  The differences between the tax provision (benefit) calculated at the statutory federal income tax rate and the actual tax provision (benefit) for each period is shown in the table below.

                                   PERIOD ENDED          SIX MONTHS ENDED
                                   DECEMBER 31,              JUNE 30,
                               ----------------------  ----------------------
                                  1994        1995        1995        1996
                               ----------  ----------  ----------  ----------
                                                            (UNAUDITED)
Tax benefit at federal statu-
 tory rate.................... $ (196,275) $ (824,581) $ (268,967) $ (941,801)
State income tax, net of fed-
 eral benefit.................    (22,860)    (91,069)    (30,852)   (108,030)
Foreign taxes.................        --          --          --      462,423
Unrecognized benefit of net
 operating loss...............    218,659     911,036     297,566   1,040,502
Other.........................        476       4,614       2,253       9,329
                               ----------  ----------  ----------  ----------
Income taxes.................. $      --   $      --   $      --   $  462,423
                               ==========  ==========  ==========  ==========


  The significant components of the Company's deferred tax asset and liability are as follows:

                                              DECEMBER 31,
                                          ----------------------   JUNE 30,
                                            1994        1995         1996
                                          ---------  -----------  -----------
                                                                  (UNAUDITED)
   Deferred tax asset (non-current):
     Cash to accrual basis adjustments
      (U.S.)............................. $  93,012  $   366,783  $       --
     Accrued expenses....................       --           --       824,006
     Net operating loss carryforward.....   126,435      720,452    5,370,862
     Valuation allowance.................  (219,447)  (1,087,235)  (1,983,060)
                                          ---------  -----------  -----------
                                          $     --   $       --   $ 4,211,808
                                          =========  ===========  ===========
   Deferred tax liability (current):
     Accrued income...................... $     --   $       --   $ 4,158,040
     Cash to accrual basis adjustments
      (U.S.).............................       --           --       454,677
     Depreciation........................       --           --       124,581
                                          ---------  -----------  -----------
                                          $     --   $       --   $ 4,737,298
                                          =========  ===========  ===========

  At December 31, 1995, the Company had a U.S. Federal net operating loss carryforward of approximately $2,000,000, ($6,000,000 (unaudited) at June 30,
1996) that may be applied against future U.S. taxable income until it expires between the years 2009 and 2010. The Company also has an Australian Federal net operating loss carryforward of approximately $8.5 million (unaudited) at June 30, 1996.

  Due to the "ownership change" of the Company in early 1996, pursuant to
Section 382 of the Internal Revenue Code, the utilization of the net operating loss carryforward will be limited to approximately $1.3 million per year during the carryforward period. A further "ownership change" resulting from the Company's planned initial public offering (see Note 13) could cause further limitations.

        PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED AND SUBSIDIARIES

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

    Cash and Cash Equivalents--The carrying amount reported in the balance sheets for cash and cash equivalents approximates fair value.

    Accounts Receivable and Accounts Payable--The carrying amounts reported in the balance sheets for accounts receivable and accounts payable approximate fair value.

    Guarantee Required Under Telecommunications Agreement--The carrying amount reported in the balance sheets for the deposit held in the form of a certificate of deposit (see Note 7) approximates fair value plus accrued interest.

7. COMMITMENTS AND CONTINGENCIES

  The Company has entered into an employment contract with its Chairman and Chief Executive Officer through May 30, 1999. Minimum payments over the remaining period approximate $632,000 as of December 31, 1995 and $540,000 (unaudited) as of June 30, 1996.

  Future minimum lease payments under capital lease obligations and operating leases as of December 31, 1995, are as follows:

                                                            CAPITAL   OPERATING
                  YEAR ENDING DECEMBER 31,                  LEASES     LEASES
                  ------------------------                 ---------  ---------
   1996................................................... $ 158,113  $ 246,089
   1997...................................................   158,113    124,121
   1998...................................................   158,113        --
   1999...................................................   158,113        --
   2000...................................................    39,533        --
                                                           ---------  ---------
   Total minimum lease payments...........................   671,985  $ 370,210
                                                                      =========
   Less: Amount representing interest.....................  (144,315)
                                                           ---------
                                                           $ 527,670
                                                           =========

  Rent expense under operating leases was $37,709, $214,508, $72,111 (unaudited) and $223,347 (unaudited) for the periods ended December 31, 1994, December 31, 1995, June 30, 1995, and June 30, 1996, respectively.

  The Company began sending outbound traffic to India during 1995 and, in connection with its international telecommunication services agreement with Videsh Sanchar Nigan Limited of India, was required to provide a bank guarantee of $400,000 in the form of a certificate of deposit that is included in Other Assets at December 31, 1995.

8. STOCKHOLDERS' EQUITY

  The Company was incorporated in February 1994 through the issuance of 52,817 shares of common stock issued to the founder of the Company.

  In January 1995, the Company established an Employee Stock Option Plan (the "Employee Plan"). The total number of shares of common stock authorized to be issued under the Employee Plan was 250,000. Under the Employee Plan, awards may be granted to key employees of the Company and its subsidiaries in the form of Incentive Stock Options or Nonqualified Stock Options. The Employee Plan allows the granting of options at an

        PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED AND SUBSIDIARIES exercise price of no less than 100% (110% in the case of Incentive Stock Options granted to employees holding more than ten percent of the voting stock of the Company at the date of grant) of the stock's fair value at the date of grant. The options vest over a period of up to three years, and no option will be exercisable more than ten years from the date it is granted. There were 96,450 shares of common stock that remain eligible for future issuance under the Employee Plan at December 31, 1995. Subsequent to year end, an additional 250,000 shares of common stock were authorized to be issued under the Employee Plan.

  Effective March 13, 1995, the Company's Amended and Restated Certificate of Incorporation were amended to increase the number of authorized shares of the Company's common stock from 1,000,000 shares to 5,000,000 shares and to split each share of common stock outstanding on March 13, 1995, into 2.1126709 shares of common stock. All share amounts have been restated to give effect to the stock split.

  In December 1995, $358,500 was committed to the Company in exchange for 35,850 shares of the Company's common stock in conjunction with a private placement. The shares were paid for and issued in January 1996. This amount, net of transaction costs, is recorded in Prepaid Expenses and Other Current Assets at December 31, 1995.

  During 1995, the Board of Directors authorized the Director Stock Option Plan (the "Director Plan") for nonemployee directors. Under the Director Plan, an option is automatically granted to each nonemployee director to purchase 15,000 shares of common stock, which vests over a two-year period. The option price per share is the fair market value of a share of common stock on the date the option is granted. No option will be exercisable more than ten years from the date of grant. An aggregate of 100,000 shares of common stock were reserved for issuance under the Director Plan.

  A summary of stock option activity during the year ended December 31, 1995, and the six months ended June 30, 1996, is as follows:

                                                             EMPLOYEE DIRECTOR
                                                               PLAN     PLAN
                                                             -------- --------
   Outstanding, January 1, 1995.............................     --       --
   Granted during 1995...................................... 153,550   60,000
                                                             -------   ------
   Outstanding, December 31, 1995........................... 153,550   60,000
   Granted during the six-months ended June 30, 1996 (unau-
    dited).................................................. 270,200      --
                                                             -------   ------
   Outstanding, June 30, 1996 (unaudited)................... 423,750   60,000
                                                             -------   ------
   Exercisable options at December 31, 1995.................  45,000   20,000
                                                             =======   ======
   Exercisable options at June 30, 1996 (unaudited).........  55,000   20,000
                                                             =======   ======

  No shares have been exercised as of December 31, 1995. The price per share under the Employee Plan ranges from $2.25 to $12.00 per share of common stock. Under the Director Plan, the option price per share equals $10.00 per share.

9. EMPLOYEE BENEFIT PLAN

  The Company has a 401(k) employee benefit plan (the "401(k) Plan") that covers substantially all employees. The 401(k) Plan provides that employees may contribute amounts not to exceed statutory limitations. No employer contributions were made during 1995 or for the six months ended June 30, 1996 (unaudited).

        PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED AND SUBSIDIARIES

10. RELATED PARTIES

  In connection with capital raised by the Company, a director of the Company received 21,127 shares of common stock during 1994 for services rendered. During 1995, the director received commissions of 32,814 shares of common stock and was paid $541,921 in connection with the Company's first private placement. Commissions due to the director under the first private placement equal $40,510 at December 31, 1995. Consulting fees earned under this placement equal to $169,000 are due to the director, of which $145,000 was owed at December 31, 1995. During early 1996, the same director received 24,482 shares of common stock and fees equal to $424,543 which relate to the second private placement (see Note 12). Consulting fees earned in connection with this second placement equal $157,160.

  Debt owed to the Company's Chairman and Chief Executive Officer of $330,850 at December 31, 1994 was converted into 164,318 shares of the Company's common stock at $2.13 per share in March 1995, for a balance due at the time of conversion of $350,000.

  At December 31, 1994 and 1995, deferred salary owed to the Company's Chairman and Chief Executive Officer was $112,598 and $201,341, respectively.

  Deferred salary of $40,000 owed to an officer of the Company for services performed during 1995 were accrued at December 31, 1995. This balance was paid in early 1996.

  During 1995, the Company purchased consulting services and certain computer network equipment from a firm whose president is a brother of the Company's Chairman and Chief Executive Officer for approximately $40,000.

11. VALUATION AND QUALIFYING ACCOUNTS

  Activity in the Company's allowance for doubtful accounts for the year ended December 31, 1995 was as follows:

          BALANCE AT              CHARGED TO                         BALANCE AT
      BEGINNING OF PERIOD     COSTS AND EXPENSES     DEDUCTIONS     END OF PERIOD
      -------------------     ------------------     ----------     -------------
             $ --                  $132,353            $ --           $132,353

12. SUBSEQUENT EVENTS

  Capital Stock--In February 1996, the Company's Amended and Restated Certificate of Incorporation was amended to authorize 2,455,000 shares of Preferred Stock (nonvoting) with a par value of $0.01 per share and to increase the number of shares of Common Stock authorized to 10,455,000 shares with a par value of $0.01 per share. On March 1, 1996, 455,000 shares of Series A Convertible Preferred Stock were issued in connection with the purchase of Axicorp; and are convertible into common shares at the option of the Company and under certain defined events on a 1-to-1 basis.

  Private Placement--In early 1996, the Company raised approximately $4,700,000, net of transaction costs, in a private placement. This placement included the sale of 523,867 shares of common stock to numerous investors. The Company also issued 82,490 shares of common stock for services rendered in conjunction with this offering.

  Investment Agreement--In January 1996, the Company entered into an agreement with Teleglobe, sold 121,505 shares of Common Stock for approximately $1,400,000 and borrowed $2,000,000 (see Note 4).

        PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED AND SUBSIDIARIES

  Acquisition of Axicorp--On March 1, 1996, the Company completed the acquisition of the outstanding capital stock of Axicorp, the fourth largest telecommunications carrier in Australia. The purchase price consisted of cash, Company stock, and seller financing. The Company paid $5.7 million cash, including transaction costs, and issued 455,000 shares of its Series A Convertible Preferred Stock. The Company also issued two notes to the sellers. One note is for $4.1 million payable to Fujitsu Australia Limited which is due in February 1997, and the other note is for a total of $4.0 million payable to the individual shareholder sellers, which are due in two equal installments in February 1997, and February 1998. These notes have been recorded at their discounted value at the date of acquisition at an interest rate of 10.18%. The portion of the shareholder note due in February 1997 can be extended for an additional year at the Company's option. If the option is exercised the note will accrue interest at the prime rate plus 1%.

  The sellers are holding as security approximately 25% of their shares in Axicorp under a share mortgage for the unpaid notes. These shares will be delivered to the Company when the notes are paid in full. In turn, the Company is holding 248,334 shares of the Series A Convertible Preferred Stock issued to the sellers as collateral for the Axicorp shares withheld. These shares will be released to the sellers once the remaining Axicorp shares are received.

  For accounting purposes, the Company has treated the acquisition as a purchase. Accordingly, the results of Axicorp's operations are included in the consolidated results of operations of the Company beginning March 1, 1996.

  Pro forma operating results for the year ended December 31, 1995, and the six months ended June 30, 1996, as if Axicorp had been acquired as of January 1, 1995, are as follows (unaudited):

                                                     YEAR ENDED     SIX MONTHS
                                                    DECEMBER 31,  ENDED JUNE 30,
                                                        1995           1996
                                                    ------------  --------------
   Net revenue..................................... $125,628,000   $ 91,783,000
   Net loss........................................ $ (4,685,000)  $ (3,299,000)
   Earnings per share.............................. $        --    $        --

  The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the above dates, nor are they necessarily indicative of future operations.

  The following summarizes the allocation of the purchase price to the major categories of assets acquired and liabilities assumed:

   Current assets................................................. $ 20,136,000
   Customer lists.................................................    4,574,000
   Goodwill.......................................................   17,932,000
   Other assets...................................................    1,506,000
                                                                   ------------
                                                                     44,148,000
   Liabilities assumed............................................  (24,863,000)
   Notes payable..................................................   (8,110,000)
                                                                   ------------
   Cash paid and preferred shares issued.......................... $ 11,175,000
                                                                   ============

        PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED AND SUBSIDIARIES

13. SUBSEQUENT EVENTS--OTHER

  Private Equity Placement--On July 31, 1996 four affiliated institutional investors purchased 285,714 shares of the Company's common stock for $8 million, and for an additional $8 million received warrants to purchase an additional $10 million of common stock (measured on the basis of fair market value of the common stock on the date of exercise) and up to another 185,714 shares of Common Stock.

 Conversion of Preferred Stock and Common Stock Split--In connection with the Company's planned initial public offering the Company contemplates converting all outstanding shares of Preferred Stock into shares of Common Stock on the effective date of the Registration Statement. The Company additionally intends to split all shares of Common Stock at a ratio to be determined as of the same date.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors andStockholders of Axicorp Pty., Ltd.

  In our opinion, the accompanying balance sheets and the related statements of operations, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Axicorp Pty., Ltd. at March 31, 1995 and 1996, and the results of its operations and its cash flows for the period from July 1, 1994 to March 31, 1995 and for the year ended March 31, 1996, all expressed in United States Dollars, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE
Melbourne, Australia
July 31, 1996

                               AXICORP PTY., LTD.

                                 BALANCE SHEETS
                   (IN US DOLLARS, EXCEPT SHARE INFORMATION)

                                                              MARCH 31,
                                                       ------------------------
                                                          1995         1996
                                                       -----------  -----------
                        ASSETS
Current assets:
  Cash and cash equivalents........................... $ 1,435,723  $ 3,218,079
  Accounts receivable--trade, net of allowances of
   $1,171 and $377,699, respectively..................   7,893,146   23,715,321
  Other current assets................................     299,126      300,928
                                                       -----------  -----------
    Total current assets..............................   9,627,995   27,234,328
Plant, equipment and computer software, net...........     365,532      844,337
Deferred tax assets...................................     320,774    2,997,919
Other non-current assets..............................       7,275        7,785
                                                       -----------  -----------
    Total assets...................................... $10,321,576  $31,084,369
                                                       ===========  ===========
         LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
  Accounts payable--trade creditors................... $ 8,633,069  $23,616,272
  Accrued expenses and other liabilities..............     677,156    1,229,173
  Deferred tax liabilities............................     324,380    3,517,062
  Note payable to related party.......................     261,879    1,677,668
                                                       -----------  -----------
    Total current liabilities.........................   9,896,484   30,040,175
                                                       -----------  -----------
    Total liabilities.................................   9,896,484   30,040,175
                                                       -----------  -----------
Commitments and Contingencies (Note 7)
Stockholder's equity:
  Ordinary Shares, AUS$1 par value; 10,000,000 shares
   authorized; 590,000 shares issued and outstanding
   at March 31,1995, and
   March 31, 1996.....................................     427,514      427,514
  Special Cumulative Redeemable Preference Shares,
   AUS$1 par value; 100,000 shares authorized; 1,180
   shares issued at March 31, 1995 and March 31,
   1996...............................................         --           855
Retained (loss) earnings..............................      (5,931)     560,751
Cumulative translation adjustment.....................       3,509       55,074
                                                       -----------  -----------
    Total stockholders' equity........................     425,092    1,044,194
                                                       -----------  -----------
    Total liabilities and stockholders' equity........ $10,321,576  $31,084,369
                                                       ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                               AXICORP PTY., LTD.

                            STATEMENTS OF OPERATIONS
                                (IN US DOLLARS)

                                                       NINE MONTHS TWELVE MONTHS
                                                          ENDED        ENDED
                                                        MARCH 31,    MARCH 31,
                                                          1995         1996
                                                       ----------- -------------
Net Revenue........................................... $44,796,839 $144,344,739
Cost of Revenue.......................................  40,404,651  131,712,076
                                                       ----------- ------------
Gross Margin..........................................   4,392,188   12,632,663
                                                       ----------- ------------
Operating Expenses
  Selling, General and Administrative.................   4,276,902   11,558,216
  Depreciation and Amortization.......................      42,955      234,610
                                                       ----------- ------------
Total Operating Expenses..............................   4,319,857   11,792,826
                                                       ----------- ------------
Income from Operations................................      72,331      839,837
Interest Income.......................................      29,654      219,300
                                                       ----------- ------------
Income before Income Taxes............................     101,985    1,059,137
Income Tax Provision..................................       3,753      492,455
                                                       ----------- ------------
Net Income............................................ $    98,232 $    566,682
                                                       =========== ============


   The accompanying notes are an integral part of these financial statements.

                               AXICORP PTY,. LTD.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                   (IN US DOLLARS, EXCEPT SHARE INFORMATION)

                                           REDEEMABLE   SUBSCRIPTION
                         ORDINARY SHARES   PREFERENCE    RECEIVABLE  RETAINED   CUMULATIVE      TOTAL
                         ---------------- SHARE CAPITAL     FROM     EARNINGS   TRANSLATION STOCKHOLDERS'
                         SHARES   AMOUNT     AMOUNT     STOCKHOLDERS (DEFICIT)  ADJUSTMENT     EQUITY
                         ------- -------- ------------- ------------ ---------  ----------- -------------
BALANCE AT JULY 1,
 1994................... 590,000 $427,514     $ --         $ --      $(104,163)   $   --     $  323,351
Issuance of Shares......     --       --        855         (855)          --         --            --
Foreign currency
 translation
 adjustment.............     --       --        --           --            --       3,509         3,509
Net income..............     --       --        --           --         98,232        --         98,232
                         ------- --------     -----        -----     ---------    -------    ----------
BALANCE AT MARCH 31,
 1995................... 590,000  427,514       855         (855)       (5,931)     3,509       425,092
Issuance of shares......     --       --        --           855           --         --            855
Foreign currency
 translation
 adjustment.............     --       --        --           --            --      51,565        51,565
Net income..............     --       --        --           --        566,682        --        566,682
                         ------- --------     -----        -----     ---------    -------    ----------
BALANCE AT MARCH 31,
 1996................... 590,000 $427,514     $ 855        $ --      $ 560,751    $55,074    $1,044,194
                         ======= ========     =====        =====     =========    =======    ==========


   The accompanying notes are an integral part of these financial statements.

                               AXICORP PTY., LTD.

                            STATEMENTS OF CASH FLOWS
                                (IN US DOLLARS)

                                                      NINE MONTHS  TWELVE MONTHS
                                                         ENDED         ENDED
                                                       MARCH 31,     MARCH 31,
                                                         1995          1996
                                                      -----------  -------------
Cash flows from operating activities:
  Net income......................................... $   98,232    $   566,682
  Adjustments to reconcile net income to net cash
   provided by operating activities:
  Depreciation.......................................     42,955        234,610
  Allowance for bad and doubtful accounts............      1,201        359,569
  Deferred tax expense...............................      3,729        492,746
  Changes in assets and liabilities:
    Accounts receivable.............................. (7,688,030)   (15,822,175)
    Other current assets.............................    (99,137)        36,895
    Accounts payable.................................  9,066,970     14,983,203
                                                      ----------    -----------
  Net cash provided by operating activities..........  1,425,920        851,530
                                                      ----------    -----------
Cash flows from investing activities:
  Purchase of plant, equipment and software..........   (342,030)      (667,526)
  Purchase of investments............................   (161,325)           --
  Proceeds from investments..........................        --         150,355
                                                      ----------    -----------
  Net cash used in investing activities..............   (503,355)      (517,171)
                                                      ----------    -----------
Cash flows from financing activities:
  Proceeds from issuance of shares...................     22,374            877
  Proceeds from notes payable--due to related party..    268,429      1,637,800
  Payments on short-term debt--due to related party..        --        (267,637)
                                                      ----------    -----------
  Net cash provided by financing activities..........    290,803      1,371,040
                                                      ----------    -----------
Effect of exchange rate changes on cash..............    (26,687)        76,957
Increase in cash.....................................  1,213,368      1,705,399
  Cash at the beginning of the period................    249,042      1,435,723
                                                      ----------    -----------
Cash at the end of the period........................ $1,435,723    $ 3,218,079
                                                      ==========    ===========
Supplemental disclosures:
  Cash paid for interest............................. $    2,008    $       --
  Cash paid for income taxes.........................        --         139,726

   The accompanying notes are an integral part of these financial statements.

       The accompanying notes are an integral part of these statements.
                              AXICORP PTY., LTD.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--THE COMPANY

 The Company

  Axicorp Pty., Ltd. ("Axicorp") was incorporated in Victoria, Australia in 1993. Axicorp's principal line of business is the provision of telecommunication services.

  On March 1, 1996 Primus Telecommunications International, Inc. ("PTII"), a wholly owned subsidiary of Primus Telecommunications Group Incorporated ("Primus"), a United States based long-distance telephone company, acquired beneficial ownership of all of the outstanding capital stock in Axicorp in issue at that date.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  These financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

 Revenue recognition

  Axicorp's revenues are derived primarily from long-distance, mobile, local and data telecommunication charges and are recognized when such services are provided. Axicorp also derives revenue from sale of mobile equipment and sale of valued added services. Revenue from such services are recognized when delivered and provided.

 Cost of revenue

  Cost of revenue comprises telecommunications network usage charges and other direct costs incurred in providing telecommunication services to customers, and are recognized as services are provided.

 Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Plant, Equipment and Computer Software

  Plant, equipment and computer software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight line basis over the estimated useful lives of the assets.

  Axicorp has capitalized external software costs in relation to the development of certain computer software, including a billing system, used by Axicorp in its operations. As of March 31, 1995 and 1996 the accumulated amortization for computer software is $20,145 and $137,404, respectively.

  Plant, equipment and computer software classes and their respective useful lives are as follows:

                                                                          YEARS
                                                                          ------
      . Computer equipment...............................................   3
      . Furniture, leasehold improvements and equipment.................. 5 to 7
      . Computer software................................................ 2 to 3

                              AXICORP PTY., LTD.

       The accompanying notes are an integral part of these statements. Foreign currency translation

  To date, Axicorp has conducted most of its business in Australian dollars. The financial statements have been presented herein in U.S. dollars because Primus's reporting currency is the U.S. dollar. All assets and liabilities are translated into the U.S. dollar at the rate effective at the reporting date and elements of the income statement are translated at average exchange rates for the period. Translation differences are included in the foreign currency translation adjustment (a component of stockholders' equity).

 Income Taxes

  Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws.

 Concentration of credit risk

  Financial instruments that potentially subject Axicorp to credit risk consist principally of trade receivables from its customers in Australia. Axicorp generally requires no collateral from its customers. However, Axicorp maintains an allowance for bad and doubtful accounts receivable based on the expected collectibility of all accounts receivable. At March 31, 1995 and 1996 no customer accounted for more than 10% of accounts receivable.

 Accounting for impairment of long-lived assets

  In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS 121 requires impairment losses to be recorded for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount. SFAS 121 also addresses the accounting for impairment losses associated with long-lived assets to be disposed of. Axicorp adopted SFAS 121 in the first quarter of fiscal 1996. Adoption of SFAS 121 did not have a material impact on Axicorp's results of operations.

 Dividends

  Any dividend payments made by Axicorp would, under Australian Corporation Law, be limited to Axicorp's retained earnings, which aggregated $560,751 at March 31, 1996.

 Cash Equivalents

  Axicorp considers all liquid investments with a maturity of three months or less to be cash equivalents.

NOTE 3--PLANT, EQUIPMENT AND COMPUTER SOFTWARE

                                                           MARCH 31,  MARCH 31,
                                                             1995       1996
                                                           ---------  ---------
   Plant, equipment and computer software:
     Computer software.................................... $157,028   $ 479,414
     Computer hardware....................................  143,372     429,057
     Furniture, leasehold improvement and equipment.......  112,224     232,929
                                                           --------   ---------
                                                            412,624   1,141,400
   Less: accumulated depreciation and amortization........  (47,092)   (297,063)
                                                           --------   ---------
   Net plant and equipment................................ $365,532   $ 844,337
                                                           ========   =========

                              AXICORP PTY., LTD.

       The accompanying notes are an integral part of these statements.

NOTE 4--INCOME TAXES

  The provision for income taxes is attributable to:

                                                       NINE MONTHS TWELVE MONTHS
                                                          ENDED        ENDED
                                                        MARCH 31,    MARCH 31,
                                                          1995         1996
                                                       ----------- -------------
   Current............................................   $  --       $    --
   Deferred...........................................    3,753       492,455
                                                         ------      --------
                                                         $3,753      $492,455
                                                         ======      ========

  The provision for income taxes differs from the amount computed by applying the Australian statutory federal income tax rate to income before provision for income taxes. The sources and tax effect of the differences are as follows:

                                                      NINE MONTHS TWELVE MONTHS
                                                         ENDED        ENDED
                                                       MARCH 31,    MARCH 31,
                                                         1995         1996
                                                      ----------- -------------
   Income tax at the Australian federal statutory
    rate of 36%
    (1995--33%)......................................   $33,655     $381,289
   Nondeductible expenses............................       --        86,764
   Other.............................................   (29,902)      24,402
                                                        -------     --------
                                                        $ 3,753     $492,455
                                                        =======     ========

  Net deferred tax liabilities and assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Axicorp's deferred tax liabilities and assets are as follows:

                                                         MARCH 31,  MARCH 31,
                                                           1995        1996
                                                         ---------  ----------
   Deferred tax liabilities:
     Accrued income..................................... $541,325   $4,234,068
     Capitalized software...............................   41,321      171,305
                                                         --------   ----------
     Total deferred tax liabilities.....................  582,646    4,405,373
                                                         --------   ----------
   Deferred tax assets:
     Plant and equipment................................      --        47,570
     Accrued employee entitlement.......................   20,520       59,797
     Other accruals.....................................  196,425      657,920
     Net tax loss carry forward.........................  362,095    3,120,943
                                                         --------   ----------
     Total deferred tax assets..........................  579,040    3,886,230
                                                         --------   ----------
   Net deferred tax liabilities......................... $ (3,606)  $ (519,143)
                                                         ========   ==========

  Axicorp's carry forward tax losses of $8,669,286 are available to be offset against future taxable income, without limitation, provided Axicorp continues to maintain the same business in the year of loss recoupment which it carried on prior to its acquisition by PTII. The losses arise principally because of the treatment for

                              AXICORP PTY., LTD.

       The accompanying notes are an integral part of these statements. taxation purposes of amounts recorded as income receivable at year end which are not taxable until their receipt in the following year of income. Management believes that, based on the evidence of the performance of Axicorp and other factors, the weight of available evidence indicates that it is more likely than not that Axicorp will be able to utilize the carry forward tax loss.

NOTE 5--RELATED PARTY TRANSACTIONS

  During the period April 1, 1994 to March 31, 1995 and the twelve months ended March 31, 1996 Axicorp paid management fees of $616,000 and $426,000, respectively, to a company owned primarily by officers and directors of Axicorp. At March 31, 1995, Axicorp owed management fees of $238,000.

  At March 31, 1995 and 1996 Axicorp owed related parties $262,000 and $1,678,000 respectively. The balance at March 31, 1996 is an unsecured loan, interest at the prime rate of 12% and is repayable on demand.

NOTE 6--EMPLOYEE BENEFIT PLAN

  Axicorp is currently required by law to contribute 6% of each employee's salary to a pension fund for the employee's retirement. Axicorp's contribution to the pension fund aggregated approximately $44,000 and $157,000 during the period July 1, 1994 to March 31, 1995 and the twelve months ended March 31, 1996, respectively.

NOTE 7--COMMITMENTS AND CONTINGENCIES

 Leases

  Axicorp leases its office facility and certain equipment under cancellable lease arrangements. The cancellable office facility lease expires in 1997.

  Rental expense under all leases totalled $88,000 for the period from July 1, 1994 to March 31, 1995 and $238,000 during the twelve months ended March 31, 1996.

NOTE 8--SALES BY GEOGRAPHIC AREA

  Substantially all of the sales of Axicorp have been to customers in Australia.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PRO-SPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE IN-FORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               -----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Additional Information...................................................   3
Summary..................................................................   4
Risk Factors.............................................................   9
Use of Proceeds..........................................................  18
Dilution.................................................................  19
Dividend Policy..........................................................  19
Capitalization...........................................................  20
Selected Financial Data..................................................  21
Unaudited Pro Forma Consolidated Statements of Operations................  22
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  26
Business.................................................................  36
Management...............................................................  57
Certain Transactions.....................................................  64
Principal Stockholders...................................................  66
Description of Capital Stock.............................................  68
Shares Eligible for Future Sale..........................................  71
Underwriting.............................................................  72
Legal Matters............................................................  73
Experts..................................................................  73
Index to Financial Statements............................................ F-1

                               -----------------

 UNTIL    , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EF-
FECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                      SHARES

              [LOGO OF PRIMUS TELECOMMUNICATIONS GROUP APPEARS HERE]

                                  COMMON STOCK


                               -----------------

                                   PROSPECTUS
                                      , 1996

                               -----------------


                                LEHMAN BROTHERS

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth an itemization of all estimated expenses, all of which will be paid by the Company, in connection with the issuance and distribution of the securities being registered:

      NATURE OF EXPENSE                                                 AMOUNT
      -----------------                                                 -------
      SEC Registration Fee............................................. $29,742
      NASD Fee.........................................................   9,125
      Nasdaq National Market Fee.......................................  47,500
      Printing and engraving fees......................................    *
      Registrant's counsel fees and expenses...........................    *
      Accounting fees and expenses.....................................    *
      Blue Sky expenses and counsel fees...............................    *
      Transfer agent and registrar fees................................    *
      Miscellaneous....................................................    *
                                                                        -------
        TOTAL.......................................................... $  *
                                                                        =======

     --------
     * To be supplied by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law (the "DGCL") permits each Delaware business corporation to indemnify its directors, officers, employees and agents against liability for each such person's acts taken in his or her capacity as a director, officer, employee or agent of the corporation if such actions were taken in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action, if he or she had no reasonable cause to believe his or her conduct was unlawful. Article X of the Company's Amended and Restated By-Laws provides that the Company, to the full extent permitted by Section 145 of the DGCL, shall indemnify all past and present directors or officers of the Company and may indemnify all past or present employees or other agents of the Company. To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in such Article X, or in defense of any claim, issue or matter therein, he or she shall be indemnified by the Company against actually and reasonably incurred expenses in connection therewith. Such expenses may be paid by the Company in advance of the final disposition of the action upon receipt of an undertaking to repay the advance if it is ultimately determined that such person is not entitled to indemnification.

  As permitted by Section 102(b)(7) of the DGCL, Article 11 of the Company's Amended and Restated Certificate of Incorporation provides that no director of the Company shall be liable to the Company for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the unlawful payment of dividends on or redemption of the Company's capital stock, or (iv) for any transaction from which the director derived an improper personal benefit.

  The Company expects to obtain a policy insuring it and its directors and officers against certain liabilities, including liabilities under the Securities Act.

  The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  The Company issued     shares of Common Stock to John F. DePodesta, its
incorporator, on February 4, 1994 for consideration of $250. Additionally, Mr.
Singh purchased     shares of Common Stock from the Company on June 1, 1994
for $250,000. A trust, the voting power of which is vested in Mr. Singh,
purchased     shares of Common Stock from the Company on September 30, 1994 for $250,000. During the fourth quarter of 1994, the Company issued to Mr. Krieger, a director of the Company, in recognition of the support he gave to
the Company,     shares of Common Stock. No underwriter or placement agent
participated in any of the foregoing issuances of securities.

  During the first quarter of 1995, the Company sold its Common Stock to a group of private investors consisting of certain family members and colleagues
of Mr. Singh and Mr. DePodesta. The investors paid $300,000 for     shares of
Common Stock in this transaction. On March 31, 1995, pursuant to an agreement whereby Mr. Singh forgave certain indebtedness in the amount of $350,000 owed
him by the Company, the Company issued Mr. Singh     shares of Common Stock.
No underwriter or placement agent participated in any of the foregoing issuances of securities.

  As of December 31, 1995,     shares of the Company's Common Stock were sold
for an aggregate price of $5,198,500 to investors familiar with Mr. Singh and the Company. This sale was placed by Northeast Securities, Inc. ("NSI"), which used Andrew Krieger as a selling agent. Underwriting commissions and other
expenses in this transaction were $787,440 and     shares of the Company's
Common Stock. On January 31, 1996, NSI and Mr. Krieger, both acting as
placement agents, privately placed     shares of the Company's Common Stock
for an aggregate price of $6,286,404 to other investors familiar with Mr. Singh and the Company. Underwriting commissions and other expenses in this
transaction totalled $613,167 and     shares of the Company's Common Stock.

  On February 15, 1996, Teleglobe USA, Inc. invested in the Company by
purchasing     shares of the Company's Common Stock for $1,458,060. On March
1, 1996, in connection with the Company's purchase of Axicorp, certain vendors of Axicorp received 455,000 shares of the Company's Series A Convertible Preferred Stock, par value $.01 per share. In addition, on July 31, 1996, the
Soros/Chatterjee Group bought     shares of the Company's Common Stock for
approximately $8,000,000 and for $8,000,000 was issued warrants to purchase additional shares of Common Stock. No underwriter or placement agent participated in any of the foregoing issuances of securities.

  The Company believes that the foregoing described issuances of securities, if they constitute sales, are exempt from registration under the Act by virtue of the exemption provided by Section 4(2) thereof for transactions not involving a public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (A) EXHIBITS:

   EXHIBIT NO.                            DESCRIPTION
   -----------                            -----------
     1.1       Form of Underwriting Agreement(/1/)
     3.1       Amended and Restated Certificate of Incorporation.
     3.2       Amended and Restated By-Laws.
     4.1       Specimen Certificate of the Company's Common Stock, par value
                $.01 per share.
     5.1       Opinion of Pepper, Hamilton & Scheetz respecting the Common
                Stock registered hereby.(/1/)
    10.1       Share Acquisition Deed, dated March 1, 1996, between the Company and the shareholders of Axicorp Pty., Ltd.
    10.2       Switched Transit Agreement, dated June 5, 1995, between
                Teleglobe USA, Inc. and the Company for the provision of
                services to India.
    10.3       Hardpatch Transit Agreement, dated February 29, 1996, between
                Teleglobe USA, Inc. and the Company for the provision of
                services to Iran.

   EXHIBIT NO.                            DESCRIPTION
   -----------                            -----------
    10.4       Agreement for Billing and Related Services, dated February 23,
                1995, between the Company and Electronic Data Systems Inc.
    10.5       Employment Agreement, dated June 1, 1994, between the Company and K. Paul Singh.
    10.6       Primus Telecommunications Group, Incorporated 1995 Stock Option
                Plan.
    10.7       Primus Telecommunications Group, Incorporated 1995 Director
                Stock Option Plan.
    10.8       International Operating Agreement between the Honduras
                Telecommunications Company and the Company dated November 30,
                1995.
    10.9       Shareholders Agreement, dated February 22, 1996, among Teleglobe
                USA, Inc., K. Paul Singh and the Company.
    10.10      Securityholders' Agreement, dated July 31, 1996, among the
                Company, K. Paul Singh, Quantum Industrial Partners LDC, S-C
                Phoenix Holdings, L.L.C., Winston Partners II LDC and Winston
                Partners LLC.
    10.11      Registration Rights Agreement, dated July 31, 1996, among the
                Company, Quantum Industrial Partners LDC, S-C Phoenix Holdings,
                L.L.C., Winston Partners II LDC and Winston Partners LLC.
    11.1       Statement re: Computation of Per Share Earnings.
    22.1       Subsidiaries of the Registrant.
    23.1       Consent of Deloitte & Touche LLP (included on page II-5 of this
                Registration Statement).
    23.2       Consent of Price Waterhouse (included on page II-6 of this
                Registration Statement).
    23.3       Consent of Pepper, Hamilton & Scheetz (included in Exhibit
                5.1).(/1/)
    24.1       Powers of Attorney (included on page II-7 of this Registration
                Statement).
    27.1       Financial Data Schedule for the Company for the year ended
                December 31, 1995.
    27.2       Financial Data Schedule for the Company for the six months ended
                June 30, 1996.
    27.3       Financial Data Schedule for Axicorp Pty., Ltd. for the twelve months ended March 31, 1996.

- --------
(1) To be filed by amendment.

  (B) CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

  All schedules have been omitted because they are not applicable, not required, or the required information is included in the Financial Statements or the notes thereto.

ITEM 17. UNDERTAKINGS

  The undersigned registrant undertakes that insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                         INDEPENDENT AUDITORS' CONSENT

  We consent to the use in this Registration Statement of Primus Telecommunications Group, Incorporated on Form S-1 of our report dated April 23, 1996, except for the first and second paragraphs of Note 13, as to which the dates are July 31, 1996, and the effective date of the Registration Statement, respectively, appearing in the Prospectus, which is part of this Registration Statement, and to the reference to us under the headings "Selected Financial Data" and "Experts" in such Prospectus.

Deloitte & Touche LLP

Washington, D.C.
     , 1996

                              ------------------

  The foregoing consent is in the form that will be signed upon the completion of the restatement of capital account to effect the conversion of all outstanding shares of preferred stock into shares of common stock and the split of all shares of common stock at or ratio to be determined.

Washington, D.C.
August 22, 1996

                       CONSENT OF INDEPENDENT ACCOUNTANTS

  We hereby consent to the use in the Prospectus constituting part of the
Registration Statement on Form S-1 (File No. 333-    ) of our report dated July
31, 1996, relating to the financial statements of Axicorp Pty., Ltd., which appears in such Prospectus. We also consent to the references to us under the headings "Experts" and "Selected Financial Data" in such Prospectus. However, it should be noted that Price Waterhouse has not prepared or certified such "Selected Financial Data."

Price Waterhouse

Melbourne, Australia
August 26, 1996

                       SIGNATURES AND POWER OF ATTORNEY

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on the 26 day of August, 1996.

                                          Primus Telecommunications Group,
                                           Incorporated

                                                     /s/ K. Paul Singh
                                          By: _________________________________
                                                       K. Paul Singh
                                               Chairman, President and Chief
                                                     Executive Officer

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints K. Paul Singh and Neil L. Hazard, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including, without limitation, post-effective amendments) to this Registration Statement and any registration statement filed under Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on August 26, 1996 in the capacities indicated:

             SIGNATURES                                   TITLE
          /s/ K. Paul Singh               Director, Chairman, President and
                                           Chief Executive Officer (principal
                                           executive officer)

- -------------------------------------
            K. PAUL SINGH
         /s/ Neil L. Hazard               Executive Vice President and Chief
- -------------------------------------      Financial Officer (principal
                                           financial officer and principal
                                           accounting officer)

           NEIL L. HAZARD
        /s/ John F. DePodesta             Executive Vice President, Law and
- -------------------------------------      Regulatory Affairs and Director

          JOHN F. DEPODESTA
         /s/ Herman Fialkov               Director

- -------------------------------------
           HERMAN FIALKOV
       /s/ David E. Hershberg             Director

- -------------------------------------
         DAVID E. HERSHBERG
        /s/ Andrew B. Krieger             Director

- -------------------------------------
          ANDREW B. KRIEGER

           /s/ John Puente                Director
- -------------------------------------
             JOHN PUENTE

                                 EXHIBIT INDEX

 EXHIBIT NUMBER                           DESCRIPTION
 --------------                           -----------
   3.1          Amended and Restated Certificate of Incorporation.
   3.2          Amended and Restated By-Laws.
   4.1          Specimen Certificate of the Company's Common Stock, par value
                 $.01 per share.
  10.1          Share Acquisition Deed, dated March 1, 1996, among the Company and the shareholders of Axicorp Pty., Ltd.
  10.2          Switched Transit Agreement, dated June 5, 1995, between
                 Teleglobe USA, Inc. and the Company for the provision of
                 services to India.
  10.3          Hardpatch Transit Agreement, dated February 29, 1996, between
                 Teleglobe USA, Inc. and the Company for the provision of
                 services to Iran.
  10.4          Agreement for Billing and Related Services, dated February 23,
                 1995, between the Company and Electronic Data Systems Inc.
  10.5          Employment Agreement, dated June 1, 1994, between the Company and K. Paul Singh.
  10.6          Primus Telecommunications Group, Incorporated 1995 Stock Option
                 Plan.
  10.7          Primus Telecommunications Group, Incorporated 1995 Director
                 Stock Option Plan.
  10.8          International Operating Agreement between the Honduras
                 Telecommunications Company and the Company dated November 30,
                 1995.
  10.9          Shareholders Agreement, dated February 22, 1996, among
                 Teleglobe USA, Inc., K. Paul Singh and the Company.
  10.10         Securityholders' Agreement, dated July 31, 1996, among the
                 Company, K. Paul Singh, Quantum Industrial Partners LDC, S-C
                 Phoenix Holdings, L.L.C., Winston Partners II LDC and Winston
                 Partners LLC.
  10.11         Registration Rights Agreement, dated July 31, 1996, among the
                 Company, Quantum Industrial Partners LDC, S-C Phoenix
                 Holdings, L.L.C., Winston Partners II LDC and Winston Partners
                 LLC.
  11.1          Statement re: Computation of Per Share Earnings.
  22.1          Subsidiaries of the Registrant.
  23.1          Consent of Deloitte & Touche LLP (included on page II-5 of this
                 Registration Statement).
  23.2          Consent of Price Waterhouse (included on page II-6 of this
                 Registration Statement).
  24.1          Powers of Attorney (included on page II-7 of this Registration
                 Statement).
  27.1          Financial Data Schedule for the Company for the year ended
                 December 31, 1995.
  27.2          Financial Data Schedule for the Company for the six months ended June 30, 1996.
  27.3          Financial Data Schedule for Axicorp Pty., Ltd. for the twelve months ended March 31, 1996.